  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 24, 1998

                                                 REGISTRATION NO. 333-61703
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                      POST-EFFECTIVE AMENDMENT NO. 1

                                    TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                              QUANTUM CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       DELAWARE                          3572                      94-2665054
(STATE OR OTHER JURISDICTION  (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
 OF INCORPORATION OR           CLASSIFICATION CODE NO.)          IDENTIFICATION
  ORGANIZATION)                                                      NUMBER)

                           500 MCCARTHY BOULEVARD
                          MILPITAS, CALIFORNIA 95035
                                (408) 894-4000

                                ---------------

                               RICHARD L. CLEMMER
                           CHIEF FINANCIAL OFFICER
                             QUANTUM CORPORATION
                           500 MCCARTHY BOULEVARD
                         MILPITAS, CALIFORNIA 95035
                                (408) 894-4000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                   COPIES TO:
      STEVEN E. BOCHNER, ESQ.                   PATRICK ARRINGTON, ESQ.
      JEFFREY A. HERBST, ESQ.                   STEVE L. CAMAHORT, ESQ.
 WILSON SONSINI GOODRICH & ROSATI           BROBECK, PHLEGER & HARRISON LLP
     PROFESSIONAL CORPORATION                    38 TECHNOLOGY DRIVE
       650 PAGE MILL ROAD                      IRVINE, CALIFORNIA 92618
 PALO ALTO, CALIFORNIA 94304-1050                  (949) 790-6300
        (650) 493-9300
                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of certain conditions to the merger (the "Merger") of Quick Acquisition Corporation, a wholly-owned subsidiary of Quantum Corporation, with and into ATL Products, Inc. ("ATL") pursuant to the Agreement and Plan of Reorganization described herein.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                  PROPOSED        PROPOSED
                                  AMOUNT          MAXIMUM          MAXIMUM       AMOUNT OF
  TITLE OF EACH CLASS OF           TO BE       OFFERING PRICE     AGGREGATE     REGISTRATION
SECURITIES TO BE REGISTERED    REGISTERED(1)    PER UNIT(2)   OFFERING PRICE(2)    FEE(3)
--------------------------------------------------------------------------------------------
 Common Stock, $0.01 par
  value per share(4)....     18,000,000 shares     $26.25       $253,452,491      $74,768

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Represents the estimated maximum number of shares of Quantum Common Stock which are issuable upon consummation of the Merger, computed based on the estimated maximum number of shares of ATL Class A Common Stock (9,655,000) and ATL Class B Common Stock (333) that may be converted into shares of Quantum Common Stock to be registered.
(2) Pursuant to Rule 457(f)(1) promulgated under the Securities Act, the registration fee is based on the market value of the Common Stock of ATL as of August 11, 1998, using a per share price of $26.25 (the average of the high and low sales prices of ATL Class A Common Stock on such date) and 9,655,333 shares (the aggregate number of shares of ATL Class A Common
    Stock and Class B Common Stock outstanding on such date).

(3) Previously paid.
(4) Includes associated Preferred Share Purchase Rights, which initially are attached to and trade with the shares of Quantum Common Stock being registered hereby. Value attributable to such Preferred Share Purchase Rights, if any, is reflected in the market price of Quantum Common Stock.

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               ATL PRODUCTS, INC
                              2801 KELVIN AVENUE
                           IRVINE, CALIFORNIA 92614

                             AUGUST 24, 1998

TO: THE STOCKHOLDERS OF ATL PRODUCTS, INC.

Dear Stockholder:

  You are cordially invited to attend a special meeting of the stockholders of ATL Products, Inc., a Delaware corporation ("ATL") to be held at 2:00 p.m. Pacific Time, on September 24, 1998, at the Hyatt Regency Irvine, located at 17900 Jamboree Road, Irvine, California 92614 (the "ATL Special Meeting").

  At the ATL Special Meeting you will be asked to consider and vote on the following proposals:

  1. To approve and adopt the Agreement and Plan of Reorganization (the "Merger Agreement"), dated as of May 18, 1998, by and among Quantum Corporation, a Delaware corporation ("Quantum"), Quick Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Quantum ("Merger Sub"), and ATL, and to approve the merger (the "Merger") of Merger Sub with and into ATL pursuant to the Merger Agreement. As a result of the Merger, ATL will become a wholly owned subsidiary of Quantum and each share of Class A Common Stock and Class B Common Stock of ATL (collectively, the "ATL Common Stock") will be converted into and exchanged for that number of shares of Common Stock of Quantum (the "Quantum Common Stock") equal to the quotient (the "Exchange Ratio") determined by dividing (i) $29.00 by (ii) the Quantum Deemed Value (as defined in the attached Proxy Statement/Prospectus and subject to adjustment).

  2. To transact such other business as may properly come before the ATL Special Meeting or any postponements or adjournments thereof.

  NationsBanc Montgomery Securities LLC ("NationsBanc Montgomery"), ATL's financial advisor, has delivered to the Board of Directors of ATL its written opinion dated as of May 18, 1998 to the effect that, based upon and subject to the various considerations set forth in such opinion, as of the date of such opinion, the Exchange Ratio is fair from a financial point of view to the holders of ATL Common Stock.

  AFTER CAREFUL CONSIDERATION, ATL'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF ATL AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

  Details of the proposed Merger and other important information concerning Quantum and ATL are more fully described in the accompanying Proxy Statement/Prospectus. Please review this material carefully.

  Whether or not you plan to attend the ATL Special Meeting, please complete, sign and date the accompanying proxy card and return it in the enclosed postage prepaid envelope. You may revoke your proxy in the manner described in the accompanying Proxy Statement/Prospectus at any time before it has been voted at the ATL Special Meeting. If you attend the ATL Special Meeting, you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                          /s/ KEVIN C. DALY
                                          Kevin C. Daly, Ph.D.
                                          CHIEF EXECUTIVE OFFICER,
                                          PRESIDENT AND CHAIRMAN
                                          OF THE BOARD

           YOUR VOTE IS IMPORTANT--PLEASE RETURN YOUR PROXY PROMPTLY

                              ATL PRODUCTS, INC.
                              2801 KELVIN AVENUE
                           IRVINE, CALIFORNIA 92614

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO: THE STOCKHOLDERS OF ATL PRODUCTS, INC.

  NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of ATL PRODUCTS, INC., a Delaware corporation ("ATL"), will be held at 2:00 p.m. Pacific Time, on September 24, 1998, at the Hyatt Regency Irvine, located at 17900 Jamboree Road, Irvine, California 92614 (the "ATL Special Meeting"), to consider and vote upon the following proposals:

  1. To approve and adopt the Agreement and Plan of Reorganization (the "Merger Agreement"), dated as of May 18, 1998, by and among Quantum Corporation, a Delaware corporation ("Quantum"), Quick Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Quantum ("Merger Sub"), and ATL, and to approve the merger (the "Merger") of Merger Sub with and into ATL pursuant to the Merger Agreement. As a result of the Merger, ATL will become a wholly owned subsidiary of Quantum and each share of Class A Common Stock and Class B Common Stock of ATL (collectively, the "ATL Common Stock") will be converted into and exchanged for that number of shares of Common Stock of Quantum (the "Quantum Common Stock") equal to the quotient (the "Exchange Ratio") determined by dividing (i) $29.00 by (ii) the Quantum Deemed Value (as defined in the attached Proxy Statement/Prospectus and subject to adjustment). A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement/Prospectus accompanying this Notice.

  2. To transact such other business as may properly come before the ATL Special Meeting or any postponements or adjournments thereof.

  The Board of Directors has fixed the close of business on August 10, 1998 as the record date for the determination of the holders of ATL Common Stock entitled to notice of, and to vote at, the ATL Special Meeting. Accordingly, only stockholders of record at the close of business on such date are entitled to notice of and to vote at the ATL Special Meeting and any adjournment or postponement thereof. The affirmative vote of a majority of the outstanding shares of ATL Common Stock entitled to vote thereon is necessary for approval and adoption of the Merger Agreement and approval of the Merger.

  Details of the proposed Merger and other important information concerning Quantum and ATL are more fully described in the accompanying Proxy Statement/Prospectus. Please review this material carefully.

  All stockholders are cordially invited to attend the ATL Special Meeting in person; however, to ensure your representation at the ATL Special Meeting you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage prepaid envelope enclosed for that purpose.

  YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS AT ANY TIME BEFORE IT HAS BEEN VOTED AT THE SPECIAL MEETING. ANY STOCKHOLDER ATTENDING THE ATL SPECIAL MEETING MAY VOTE IN PERSON EVEN IF HE OR SHE HAS RETURNED A PROXY.

                                          Sincerely,

                                          /s/ KEVIN C. DALY
                                          Kevin C. Daly, Ph.D.
                                          CHIEF EXECUTIVE OFFICER,
                                          PRESIDENT AND CHAIRMAN
                                          OF THE BOARD

Irvine, California

August 24, 1998

    QUANTUM CORPORATION                           ATL PRODUCTS, INC.
   500 MCCARTHY BOULEVARD                         2801 KELVIN AVENUE
 MILPITAS, CALIFORNIA 95035                    IRVINE, CALIFORNIA 92614

                          PROXY STATEMENT/PROSPECTUS
                                --------------

  Quantum Corporation, a Delaware corporation ("Quantum"), and ATL Products, Inc., a Delaware corporation ("ATL"), have entered into an Agreement and Plan of Reorganization, dated as of May 18, 1998, (the "Merger Agreement"), among Quantum, Quick Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Quantum ("Merger Sub"), and ATL. Pursuant to the Merger Agreement, Merger Sub will merge with and into ATL, ATL will continue as the surviving corporation and will become a wholly-owned subsidiary of Quantum, and each outstanding share of Class A Common Stock, $0.0001 par value, and Class B Common Stock, $0.0001 par value, of ATL (collectively, the "ATL Common Stock"), will be converted into the right to receive that number of shares of the Common Stock of Quantum, $0.01 par value per share (the "Quantum Common Stock"), equal to the quotient (the "Exchange Ratio") determined by dividing
(i) $29.00 by (ii) the Quantum Deemed Value (as defined herein and subject to adjustment) (all such actions collectively, the "Merger").

  This Proxy Statement/Prospectus is being furnished to stockholders of ATL in connection with the solicitation of proxies by the ATL Board of Directors (the "ATL Board") for use at a special meeting of ATL stockholders (the "ATL Special Meeting") to be held on September 24, 1998, at the Hyatt Regency Irvine, located at 17900 Jamboree Road, Irvine, California 92614, commencing at 2:00 p.m. Pacific Time, and at any adjournment or postponement thereof, for the purpose of considering and voting upon the Merger. This Proxy Statement/Prospectus also constitutes the Prospectus of Quantum with respect to the Quantum Common Stock to be issued in the Merger in exchange for outstanding shares of ATL Common Stock.

  The consummation of the Merger is subject, among other things, (i) to the approval and adoption of the Merger Agreement by a majority of the outstanding shares entitled to vote thereon at the ATL Special Meeting, provided that a quorum is present and (ii) to the receipt of certain regulatory approvals. Concurrent with the Merger Agreement, Quantum has entered into a voting agreement with one ATL stockholder who is deemed to beneficially hold approximately 1.9% of the outstanding shares of ATL Common Stock, pursuant to which such stockholder has agreed to vote in favor of the Merger and has granted the Board of Directors of Quantum an irrevocable proxy and power of attorney to vote his shares in favor of the merger. SEE "RISK FACTORS" COMMENCING ON PAGE 11 FOR A DESCRIPTION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY STOCKHOLDERS BEFORE VOTING. A conformed copy of the Merger Agreement is attached hereto as Appendix A.

  The Quantum Common Stock is listed for trading on the Nasdaq National Market ("Nasdaq") under the symbol "QNTM." It is a condition of the obligations of Quantum and ATL to the consummation of the Merger that the shares of Quantum Common Stock to be issued in the Merger be approved for quotation on Nasdaq. The ATL Class A Common Stock is listed for trading on Nasdaq under the symbol "ATLPA." The ATL Class B Common Stock is not currently listed on any exchange. Following consummation of the Merger, ATL Class A Common Stock will be removed from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will no longer be listed for quotation on Nasdaq. On May 18, 1998, the last full trading day prior to the public announcement of the execution and delivery of the Merger Agreement, the closing sale prices of the Quantum Common Stock and ATL Class A Common Stock on Nasdaq were $22.25 per share and $26.75 per share, respectively. On July 31, 1998, the last practicable trading day for which information is available before the printing of this Proxy Statement/Prospectus, the closing sale prices of the Quantum Common Stock and ATL Class A Common Stock were $17.50 per share and $27.3125 per share, respectively.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY, AND, IF GIVEN, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY QUANTUM, ATL OR ANY OTHER PERSON. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF QUANTUM OR ATL SINCE THE DATE HEREOF, OR THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                --------------

THE  SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS  HAVE
 NOT BEEN  APPROVED OR DISAPPROVED BY THE SECURITIES AND  EXCHANGE COMMISSION
  OR ANY  STATE SECURITIES COMMISSION, NOR  HAS THE COMMISSION OR  ANY STATE
   SECURITIES  COMMISSION PASSED  UPON  THE ACCURACY  OR  ADEQUACY OF  THIS
    PROXY STATEMENT/PROSPECTUS.  ANY REPRESENTATION  TO THE CONTRARY  IS A
                              CRIMINAL OFFENSE.

                                --------------

     THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS AUGUST 24, 1998.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION......................................................   1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................   1
TRADEMARKS.................................................................   2
FORWARD-LOOKING STATEMENTS.................................................   2
SUMMARY....................................................................   3
SELECTED FINANCIAL INFORMATION.............................................  10
RISK FACTORS...............................................................  11
  Risks Related to Merger..................................................  11
  Risks Related to Quantum.................................................  13
  Risks Related to ATL.....................................................  19
COMPARATIVE PER SHARE DATA.................................................  24
MARKET PRICE INFORMATION...................................................  25
THE ATL SPECIAL MEETING....................................................  27
  Date, Time, Place and Purpose............................................  27
  Matters to Be Considered at the ATL Special Meeting......................  27
  Record Date; Voting at the ATL Special Meeting; Vote Required............  27
  Abstentions; Broker Non-Votes............................................  27
  Solicitation of Proxies and Expenses.....................................  28
THE MERGER.................................................................  29
  Background of the Merger.................................................  29
  Recommendation of the ATL Board..........................................  31
  Interests of Certain Persons in the Merger...............................  31
  Reasons for the Merger...................................................  33
  Opinion of ATL's Financial Advisor.......................................  34
  Certain Federal Income Tax Considerations................................  38
  Appraisal Rights.........................................................  39
TERMS OF THE MERGER AGREEMENT..............................................  43
  The Merger...............................................................  43
  Effective Time...........................................................  43
  Conversion of Shares in the Merger; Assumption of Options................  43
  Adjustment of Exchange Ratio.............................................  44
  No Fractional Shares.....................................................  44
  Exchange Agent; Procedures For Exchange of Certificates..................  44
  Operations Following the Merger..........................................  46
  Representations and Warranties...........................................  46
  Conduct of Quantum's and ATL's Business Prior to the Merger..............  46
  No Solicitation..........................................................  48
  Conditions to the Merger.................................................  50
  Termination of the Merger Agreement......................................  51
  Break Up Fee.............................................................  52
  Fees and Expenses........................................................  53
  Amendment................................................................  53
  Waiver...................................................................  53
  Related Agreements.......................................................  53

                                                                          PAGE
                                                                          ----
OTHER RELATED MATTERS....................................................  55
  Regulatory Matters.....................................................  55
  Accounting Treatment...................................................  55
  Nasdaq Listing.........................................................  55
  Resales of Quantum Common Stock........................................  55
COMPARISON OF RIGHTS OF STOCKHOLDERS OF QUANTUM AND ATL..................  56
CERTAIN INFORMATION CONCERNING QUANTUM...................................  59
CERTAIN INFORMATION CONCERNING ATL.......................................  60
ATL BUSINESS.............................................................  60
ATL MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS...................................................  67
ATL MANAGEMENT...........................................................  75
  Directors and Executive Officers.......................................  75
  Compensation of Directors..............................................  76
  Board Meetings and Committees..........................................  77
  Section 16(a) Beneficial Ownership Reporting Compliance................  77
ATL EXECUTIVE COMPENSATION...............................................  78
  Summary Compensation Table.............................................  78
  Aggregated Options Exercised in Last Fiscal Year and Fiscal Year-End
   Option Values.........................................................  79
  Employment Contracts, Termination of Employment and Change in Control
   Arrangements..........................................................  79
  Indemnification Of Directors And Officers..............................  79
  1997 Stock Incentive Plan..............................................  80
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ATL....  82
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF ATL....................  83
DESCRIPTION OF ATL CAPITAL STOCK.........................................  85
LEGAL MATTERS............................................................  86
EXPERTS..................................................................  87
INDEX TO ATL CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS.............. F-1
APPENDICES
 APPENDIX A--AGREEMENT AND PLAN OF REORGANIZATION........................ A-1
 APPENDIX B--OPINION OF NATIONSBANC MONTGOMERY SECURITIES LLC............ B-1
 APPENDIX C--SECTION 262 OF DELAWARE GENERAL CORPORATION LAW............. C-1

                             AVAILABLE INFORMATION

  Quantum and ATL are subject to the information reporting requirements of the Exchange Act, and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611-2511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. After the consummation of the Merger, ATL will no longer file reports, proxy statements or other information with the SEC. Instead, such information will be provided, to the extent required, in filings made by Quantum.

  Under the rules and regulations of the SEC, the solicitation of proxies from stockholders of ATL to approve and adopt the Merger Agreement and to approve the Merger constitutes an offering of Quantum Common Stock to be issued in connection with the Merger. Accordingly, Quantum has filed with the SEC a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement and the exhibits thereto. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the SEC or through the Commission's Electronic Data Gathering and Retrieval System ("EDGAR") at http://www.sec.gov, or obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

  All information contained or incorporated by reference in this Proxy Statement/Prospectus relating to Quantum and Merger Sub has been supplied by Quantum and all such information relating to ATL has been supplied by ATL.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed with the SEC by Quantum (File No. 000-12390) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

  1. Quantum's Annual Report on Form 10-K for the fiscal year ended March 31, 1998;

  2. Quantum's Quarterly Report on Form 10-Q for the quarter ended June 28,
1998;

  3. The description of Quantum's Common Stock set forth in Quantum's Registration Statement on Form 8-A filed with the SEC on August 1, 1983, and any amendment or report filed for the purpose of updating any such description; and

  4. Quantum's Registration Statement on Form 8-A filed with the SEC on August 4, 1998, relating to Quantum's Preferred Share Purchase Rights, and any amendment or report filed for the purpose of updating any such description.

  All documents and reports subsequently filed by Quantum pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus prior to the date of the ATL Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be part hereof from the dates of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that is or is deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, UPON ORAL OR WRITTEN REQUEST BY ANY PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED, IN THE CASE OF DOCUMENTS RELATING TO QUANTUM, FROM QUANTUM CORPORATION, 500 MCCARTHY BOULEVARD, MILPITAS, CALIFORNIA 95035, ATTENTION:
INVESTOR RELATIONS; TELEPHONE NUMBER: (408) 894-4000, AND IN THE CASE OF DOCUMENTS RELATING TO ATL, FROM ATL PRODUCTS, INC., 2801 KELVIN AVENUE, IRVINE, CALIFORNIA 92614, ATTENTION: SECRETARY; TELEPHONE NUMBER: (714) 774-6900. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE ATL SPECIAL MEETING, ANY SUCH REQUEST SHOULD BE MADE BY SEPTEMBER 17, 1998.

                                  TRADEMARKS

  This Proxy Statement/Prospectus contains trademarks of Quantum (including AIRLOCK(R), Defect Free Interface(R), Quantum(R), the Quantum logo, WriteCache(R), AT-Bus Cable Select(TM), ASABET(TM), Atlas(TM), Bigfoot(TM), Capacity for the Extraordinary(R), DLT(TM), DLTStor(R), DLTtape(TM), Fireball(R), Pioneer(TM), Quantum Fireball(TM), Quantum Trailblazer(TM), Quantum Viking(R), Rushmore(TM), Sirocco(TM) and SPR(TM)) and ATL (including P1000(TM), Series 520(TM), StorLink(TM), IntelliGrip(TM), Data Storm(TM), Prism(TM), ATL 2/28(TM), ATL 4/52(TM), ATL 520(TM), ATL 6/176(TM), ATL
9/88(TM), ATL 2640(TM), ATL 7100(TM)) and may contain trademarks of others.

                          FORWARD-LOOKING STATEMENTS

  THIS PROXY STATEMENT/PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," "PROJECT," "CONTINUE," "POTENTIAL" OR "OPPORTUNITY" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. SUCH STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS AS TO THE BENEFITS EXPECTED TO RESULT FROM THE MERGER, THE FUTURE PERFORMANCE OF THE SURVIVING CORPORATION, THE EXPECTED PRODUCT INTRODUCTION DATES, PLANNED RESEARCH AND DEVELOPMENT, AND OTHER STATEMENTS CONTAINED IN "RISK FACTORS," "REASONS FOR THE MERGER" AND "ATL BUSINESS." THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" IN THIS PROXY STATEMENT/PROSPECTUS, WHICH ATL STOCKHOLDERS SHOULD CAREFULLY REVIEW, CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS.

  As used herein, unless the context otherwise clearly indicates "Quantum" refers to Quantum Corporation and its consolidated subsidiaries and "ATL" refers to ATL Products, Inc. and its consolidated subsidiaries. Capitalized terms not defined in this Proxy Statement/Prospectus have the respective meanings specified in the Merger Agreement.

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. This summary does not contain a complete description of the Merger Agreement, a copy of which is attached hereto as Appendix A. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Proxy Statement/Prospectus and the Appendices hereto. Unless otherwise defined herein, capitalized terms used in this summary have the respective meanings ascribed to them elsewhere in this Proxy Statement/Prospectus. Stockholders of ATL are urged to read carefully this Proxy Statement/Prospectus and the Annexes in their entirety.

INTRODUCTION

  This Proxy Statement/Prospectus is furnished in connection with the solicitation by the ATL Board of proxies from holders of ATL Common Stock for use at the ATL Special Meeting. At the ATL Special Meeting, the holders of ATL Common Stock will be asked to approve and adopt the Merger Agreement by and among Quantum, ATL and Merger Sub and to approve the Merger. As a result of the Merger, ATL will become a wholly-owned subsidiary of Quantum.

THE COMPANIES

  Quantum Corporation. Quantum designs, develops and markets information storage products, including high-performance, high quality half-inch cartridge tape drives, tape media, tape autoloaders and libraries, hard disk drives and solid state disk drives. The half-inch cartridge tape drives and solid state disk drives are manufactured by Quantum. Quantum combines its engineering and design expertise with the high-volume manufacturing capabilities of its exclusive manufacturing partner, Matsushita-Kotobuki Electronics Industries, Ltd. ("MKE") of Japan, a subsidiary of Matsushita Electric Industrial Co., Ltd., to produce high-quality hard disk drives. MKE manufactures all of Quantum's hard disk drives. Quantum was incorporated as a California corporation in February 1980, and reincorporated as a Delaware corporation in April 1987. Quantum's principal executive offices are located at 500 McCarthy Boulevard, Milpitas, California 95035, and its telephone number at that location is (408) 894-4000.

  ATL Products, Inc. ATL designs, manufactures, markets and services automated magnetic tape libraries used to manage, store and transfer data in networked computing environments. ATL is a leading provider of Digital Linear Tape ("DLT") automated tape libraries for the high end of the networked computing market (one terabyte capacity and above). ATL was established in 1990 as a division of Odetics, Inc., a Delaware corporation ("Odetics"), was incorporated in California in February 1993 as a wholly-owned subsidiary of Odetics and was reincorporated in Delaware in December 1996. In October 1997, Odetics completed a tax-free distribution of its remaining interest in ATL by payment of a dividend of its ATL Class A Common Stock to Odetics' stockholders. ATL's executive offices are located at 2801 Kelvin Avenue, Irvine, California 92614, and its telephone number at that location is (949) 477-7800.

  Quick Acquisition Corporation. Merger Sub is a newly-formed, wholly-owned Delaware subsidiary of Quantum formed solely for the purpose of the Merger. Merger Sub has no material assets or liabilities and has not engaged in any material operations since its incorporation. Merger Sub's principal executive offices are located at Quantum, 500 McCarthy Boulevard, Milpitas, California 95035. Merger Sub's telephone number at that location is (408) 894-4000.

ATL SPECIAL MEETING

  Date, Time, Place and Purpose. The ATL Special Meeting will be held at the Hyatt Regency Irvine located at 17900 Jamboree Road, Irvine, California 92614 on September 24, 1998 at 2:00 p.m., Pacific Time. The purpose of the ATL Special Meeting is to consider and vote upon a proposal to approve and adopt the

Merger Agreement and to approve the Merger. See "THE ATL SPECIAL MEETING--Date, Time, Place and Purpose."

  Stockholders Entitled to Vote. The close of business on August 10, 1998 is the record date for determination of holders of ATL Common Stock entitled to vote at the ATL Special Meeting. At that date, 9,655,000 shares of ATL Class A Common Stock were outstanding, held by approximately 736 holders of record, and 333 shares of ATL Class B Common Stock were outstanding held by one holder of record. As of such date, directors and executive officers of ATL and their affiliates may be deemed to be the beneficial owners of shares of ATL Common Stock representing approximately 10.6% of the outstanding voting power of ATL. See "THE ATL SPECIAL MEETING--Record Date; Voting at the Special Meeting; Vote Required."

  The directors and executive officers of ATL have indicated that they intend to vote the shares of ATL Common Stock held by them for approval and adoption of the Merger Agreement and approval of the Merger.

  Vote Required. Approval and adoption of the Merger Agreement and approval of the Merger will require the affirmative vote of the holders of a majority of the outstanding shares of ATL Common Stock entitled to vote thereon. See "THE ATL SPECIAL MEETING--Record Date; Voting at the Special Meeting; Vote Required."

APPRAISAL RIGHTS

  Both Quantum and ATL are incorporated in the State of Delaware, and, accordingly, are governed by the provisions of the Delaware General Corporation Law ("DGCL"). Pursuant to Section 262(b) of the DGCL, the holders of ATL Class A Common Stock are not entitled to appraisal rights in connection with the Merger because ATL Class A Common Stock is designated as a national market system security on an interdealer quotations system by the National Association of Securities Dealers, Inc. (the "NASD"). Accordingly, holders of ATL Class A Common stock who do not wish to receive Quantum Common Stock in exchange for their shares of ATL Class A Common Stock must liquidate their investment by selling their shares prior to the consummation of the Merger. Because the ATL Class B Common Stock is not listed on a national securities exchange or designated as a national market system security on an interdealer quotations system by the NASD, holders of ATL Class B Common Stock are entitled to appraisal rights in connection with the Merger. Subject to compliance with the procedures set forth in Section 262 of the DGCL, holders of ATL Class B Common Stock may be entitled to receive the fair value (exclusive of any element of value arising from the accomplishment or expectation of the Merger) of such holder's shares of ATL Class B Common Stock. See "THE MERGER--Appraisal Rights" and Appendix C hereto.

SURRENDER OF CERTIFICATES

  If the Merger becomes effective, Quantum will mail a letter of transmittal with instructions to all holders of record of ATL Common Stock as of the Effective Time for use in surrendering their stock certificates in exchange for certificates representing Quantum Common Stock and a cash payment in lieu of fractional shares. CERTIFICATES SHOULD NOT BE SURRENDERED UNTIL THE LETTER OF TRANSMITTAL IS RECEIVED.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendation of the ATL Board with respect to the Merger Agreement and the Merger, holders of ATL Common Stock should be aware that certain directors and executive officers of the ATL have certain interests in the Merger that are in addition to the interests of holders of ATL Common Stock generally. See "THE MERGER--Interests of Certain Persons in the Merger."

ATL BOARD RECOMMENDATION; FAIRNESS OPINION

  THE BOARD OF DIRECTORS OF ATL HAS APPROVED THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT THE HOLDERS OF ATL COMMON STOCK VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER. NATIONSBANC MONTGOMERY SECURITIES LLC ("NATIONSBANC MONTGOMERY"), ATL'S FINANCIAL ADVISOR, HAS DELIVERED TO THE ATL BOARD ITS WRITTEN OPINION DATED AS OF MAY 18, 1998 TO THE EFFECT THAT, BASED UPON AND SUBJECT TO THE VARIOUS CONSIDERATIONS SET FORTH IN SUCH OPINION, AS OF THE DATE OF SUCH OPINION, THE EXCHANGE RATIO IS FAIR FROM A FINANCIAL POINT OF VIEW TO THE HOLDERS OF ATL COMMON STOCK.

  Copies of the opinion of NationsBanc Montgomery, which set forth the assumptions made, procedures followed, matters considered and scope of review, are attached to this Proxy Statement/Prospectus as Appendix B and should be read carefully in its entirety. See "THE MERGER--Opinion of ATL's Financial Advisor," which contains a discussion of the fees to be paid to NationsBanc Montgomery and the conditions under which such fees are payable. Certain portions of the fees to be paid to NationsBanc Montgomery are contingent upon consummation of the Merger.

QUANTUM'S REASONS FOR THE MERGER

  The Board of Directors of Quantum has approved the Merger Agreement and has identified several potential benefits of the Merger that they believe will contribute to the success of the combined companies. These potential benefits include the opportunity to (i) combine Quantum's autoloader products with ATL's tape library products to offer one of the industry's most comprehensive lines of tape automation products and (ii) leverage the combined marketing, product development and distribution capabilities of the two companies. For these and other reasons, Quantum believes that the Merger will help it to enhance its market position with respect to a broad range of storage devices. See "THE MERGER--Background of the Merger" and "--Reasons for the Merger."

ATL'S REASONS FOR THE MERGER

  The ATL Board believes that the Merger with Quantum will be beneficial to ATL stockholders for the following reasons: (i) the combination of Quantum's and ATL's tape automation systems businesses would allow the combined company to offer one of the broadest and most comprehensive tape automation product line in the industry; (ii) the integration of highly complementary technical resources and personnel would enable the combined company to leverage sales, marketing, product development, distribution and support efforts; and (iii) combination with Quantum would create a combined company with significantly greater resources, a more diversified product line and greater financial and marketing resources than those of ATL alone, and would enhance the competitive position of the combined company. The ATL Board also considered the probable adverse impact on ATL's prospects as an independent company in light of Quantum's expressed intention to enter the high performance automated tape library business, either by acquisition or internal development. Even though the ATL Board believes that its automated tape library business is media independent and that its products could be modified to incorporate tape drive components other than the DLT drives manufactured exclusively by Quantum, the ATL Board believed that some degree of uncertainty existed concerning that product strategy, particularly when redesign and modification would be conducted under potentially adverse circumstances, such as potentially reduced access to Quantum's DLT drives, and with Quantum as a possible new competitor, either directly or by virtue of Quantum's acquisition of one of ATL's existing competitors. Against these considerations the ATL Board weighed, among other things, the fact that the Exchange Ratio offered a premium to ATL stockholders and, because the consideration was stock in the continuing enterprise combining ATL and Quantum, that ATL's stockholders will have the opportunity to benefit, on a tax deferred basis, from any growth to be achieved by such combination, and participation in the execution of Quantum's strategy to build an integrated storage systems enterprise.

  A more complete description of the primary factors considered and relied upon by the ATL Board in reaching its recommendation are referred to in "THE MERGER--Background of the Merger," "--Interests of Certain Persons in the Merger" and "--Reasons for the Merger."

RISK FACTORS

  See "RISK FACTORS" for a discussion of certain factors that should be considered pertaining to the Merger and the combined businesses of Quantum and ATL.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The Merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Assuming the Merger so qualifies, no gain or loss generally should be recognized by the holders of shares of ATL Common Stock on the exchange of their shares of ATL Common Stock solely for shares of Quantum Common Stock. As a condition to the consummation of the Merger, each of Quantum and ATL will have received an opinion from its respective tax counsel to the effect that the Merger will constitute a reorganization under Section 368(a) of the Code. However, all ATL stockholders are urged to consult their own tax advisors regarding the tax consequences of the Merger. See "THE MERGER--Certain Federal Income Tax Considerations."

REGULATORY MATTERS

  Consummation of the Merger is subject to compliance with the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act"). On June 15, 1998, Quantum and ATL filed the notifications required under the HSR Act, as well as certain information required to be furnished to the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division"). The waiting period applicable to the Merger under the HSR Act expired on July 15, 1998. The Merger is also subject to satisfaction of the requirements of federal securities laws and applicable securities and "blue sky" laws of the various states.

ACCOUNTING TREATMENT

  The Merger is intended to qualify as a purchase for financial reporting purposes in accordance with generally accepted accounting principles. See "OTHER RELATED MATTERS--Accounting Treatment."

THE MERGER

  Terms of the Merger; Exchange Ratio. At the Effective Time (as defined below) of the Merger and subject to and upon the terms and conditions of the Merger Agreement, Merger Sub will merge with and into ATL and ATL will become a wholly-owned subsidiary of Quantum. Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into ATL with ATL remaining as the surviving corporation (ATL as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation"). As a result of the Merger, each outstanding share of ATL Common Stock, other than shares owned by Merger Sub, Quantum or any wholly-owned subsidiary of Quantum, will be converted into the right to receive that number of shares of Quantum Common Stock equal to the quotient determined by dividing
(i) $29.00 by (ii) the Quantum Deemed Value (as defined herein and subject to adjustment), and each outstanding option to purchase ATL Common Stock under ATL's stock option plans (each, an "ATL Stock Option") will be assumed by Quantum (each, an "Assumed Option") and will become an option to purchase that number of shares of Quantum Common Stock as is equal (subject to rounding) to the number of shares of ATL Common Stock that were subject to such option immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the exercise price per share of ATL Common Stock at which such Assumed Option was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio, rounded up to the nearest whole cent.

  Effective Time of the Merger. The Merger will become effective upon the filing of a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware or at such later time as may be agreed in writing by Quantum and ATL and specified in the Certificate of Merger (the "Effective Time"). Assuming all conditions to the Merger are met or waived prior thereto, it is anticipated that the Closing Date of the Merger (the "Closing Date") and Effective Time will be on or about September 30, 1998. See "TERMS OF THE MERGER AGREEMENT--Effective Time."

  Exchange of ATL Stock Certificates; Assumption of ATL Stock Options. Promptly after the Effective Time, Quantum, acting through Harris Trust Company of California as its exchange agent (the "Exchange Agent"), will deliver to each ATL stockholder of record a letter of transmittal with instructions to be used by such stockholder in surrendering certificates which, prior to the Merger, represented shares of ATL Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF ATL COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT. At the Effective Time, each outstanding ATL Stock Option will be assumed by Quantum as described above. OPTION AGREEMENTS NEED NOT BE SURRENDERED. See "TERMS OF THE MERGER AGREEMENT-- Conversion of Shares in the Merger, Assumption of Options."

  Form S-8 Registration Statement. As soon as reasonably practicable after the Effective Date, Quantum will file a registration statement on Form S-8 under the Securities Act with the SEC covering the shares of Quantum Common Stock issuable with respect to the Assumed Options.

  Stock Ownership Following the Merger. Based upon the number of shares of ATL Common Stock outstanding as of July 31, 1998 and the closing price of Quantum Common Stock on July 31, 1998, an aggregate of approximately 16,000,266 shares of Quantum Common Stock will be issued to ATL stockholders in the Merger, and Quantum will assume all ATL Stock Options in exchange for options to purchase up to approximately 1,773,834 additional shares of Quantum Common Stock. Based upon the number of shares of Quantum Common Stock issued and outstanding as of July 20, 1998, and after giving effect to the issuance of Quantum Common Stock as described in the previous sentence, the ATL Common Stock outstanding immediately prior to the Merger would be converted into, and have voting power with respect to, approximately 10.6% of Quantum's total issued and outstanding shares, and the holders of Assumed Options would hold options exercisable for less than 1.2% of Quantum's total issued and outstanding shares (assuming the exercise of only such Assumed Options). The foregoing numbers of shares and percentages are subject to change in the event that the capitalization of either Quantum or ATL changes subsequent to July 31, 1998 and prior to the Effective Time and in the event that the public trading price of Quantum Common Stock changes prior to the Effective Time. There can be no assurance as to the trading price of Quantum Common Stock during the pricing period or the actual number of outstanding shares of capital stock of Quantum or ATL at the Effective Time or of Quantum at any time following the Effective Time.

  Conduct of Business Prior to the Merger. Pursuant to the Merger Agreement, until the earlier of the termination of the Merger Agreement pursuant to its terms or the Effective Time, ATL has agreed, except (i) as indicated in the disclosure schedule delivered by ATL to Quantum in connection with the Merger Agreement or (ii) to the extent that Quantum shall otherwise consent in writing, to conduct its business in the usual, regular and ordinary course, in substantially the same manner as previously conducted and in compliance with all applicable laws and regulations, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has business dealings. ATL has agreed to promptly notify Quantum of any material event involving its business or operations. Furthermore, except as provided in its disclosure schedules, ATL has agreed that it will not, without the prior written consent of Quantum, perform or engage in certain activities in the conduct of its business and the business of its subsidiaries. Quantum has agreed that, among other things, it will not, without the prior consent of ATL, perform or engage in certain activities in the conduct of its business and the business of its subsidiaries. See "TERMS OF THE MERGER AGREEMENT--Conduct of ATL's and Quantum's Business Prior to the Merger."

  No Solicitation. Under the terms of the Merger Agreement, ATL has agreed that it will not engage in certain activities relating to, or which could result in, an acquisition proposal from a third party. See "TERMS OF THE MERGER AGREEMENT--No Solicitation."

  Termination; Fees. The Merger Agreement may be terminated by either party under certain circumstances. ATL has agreed that if the Merger is not consummated as a result of certain specified events, it will pay to Quantum a termination fee of $6.0 million. See "TERMS OF THE MERGER AGREEMENT-- Termination of the Merger Agreement" and "--Break Up Fee."

  Conditions to the Merger. Consummation of the Merger is subject to certain conditions, including: (i) certain approvals by the stockholders of ATL in connection with the Merger; (ii) declaration by the SEC of the effectiveness of the Registration Statement; (iii) absence of any law or order prohibiting consummation of the Merger; (iv) receipt by Quantum and ATL of opinions of their respective tax counsel that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (v) approval for listing on Nasdaq of the shares of Quantum Common Stock to be issued to ATL stockholders pursuant to the Merger; (vi) the continued accuracy in all material respects of the representations and warranties given by each party in the Merger Agreement except as does not constitute a Material Adverse Effect (as defined in the Merger Agreement) with regard to such party; (vii) performance in all material respects of all covenants required by the Merger Agreement; (viii) the absence of a material adverse change or event with regard to either Quantum or ATL; and
(ix) receipt by ATL of certain consents, waivers or approvals from third parties as set forth in the disclosure schedules of ATL. See "TERMS OF THE MERGER AGREEMENT--Conditions to the Merger."

RELATED AGREEMENTS

  Affiliate Agreements. ATL has agreed to use its best efforts to ensure that each affiliate of ATL will have entered into an agreement restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of ATL Common Stock held by him or her prior to the Merger and the shares of Quantum Common Stock received by him in the Merger so as to comply with the requirements of applicable federal securities laws. See "TERMS OF THE MERGER AGREEMENT--Related Agreements."

  Voting Agreement. Kevin C. Daly, Ph.D., ATL's Chief Executive Officer, President and Chairman of the Board, has entered into an irrevocable Voting Agreement, pursuant to which Dr. Daly has agreed, among other things, to vote all shares of ATL Common Stock of which he has beneficial ownership or acquires beneficial ownership prior to the termination of the Voting Agreement (i) in favor of approval and adoption of the Merger Agreement and approval of the Merger and (ii) against approval of any proposal made in opposition to or in competition with the consummation of the Merger or certain actions which may impede, delay, discourage or adversely affect the Merger and the transactions contemplated thereby. In addition, Dr. Daly has granted an irrevocable proxy to the Quantum Board of Directors to vote his shares in favor of approval of the Merger Agreement and the Merger. See "TERMS OF THE MERGER AGREEMENT--Related Agreements."

  Noncompetition Agreements. As a condition to the consummation of the Merger, eight employees of ATL, including Dr. Daly, must enter into Noncompetition Agreements with Quantum providing that, for the period of the shorter of (i) thirty-six (36) months from the Effective Time and (ii) twelve (12) months after the termination of any employment arrangement with Quantum or any subsidiary after the Closing Date, such employee will not, directly or indirectly, engage or invest in, own, manage, operate, finance, control or participate in the ownership, management, operation, financing or control of, be employed by, associated with, or in any manner connected with, lend his name or any similar name to, lend his credit to, or render services or advice to, any business whose products, product development, services or other activities compete in any respect with the products, product development, services or other activities of or offered by ATL, as such existed at or before the Effective Date; provided, however, that nothing in the Noncompetition Agreements shall prevent any such employee from owning as a passive investment less than 3% of the outstanding shares of the capital stock of any publicly-held company if such shares are actively traded on an established national securities market in the United States. See "TERMS OF THE MERGER AGREEMENT-- Related Agreements."

MARKET AND PRICE DATA

  The Quantum Common Stock is traded on Nasdaq under the symbol "QNTM." On May 18, 1998, the last trading day before public announcement of the execution of the Merger Agreement, the closing price of Quantum Common Stock as reported on Nasdaq was $22.25 per share. On July 31, 1998, the closing price of Quantum Common Stock as reported on Nasdaq was $17.50 per share. There can be no assurance as to the actual price of Quantum Common Stock prior to, at or at any time following the Effective Time of the Merger, or in the event the Merger is not consummated.

  There is no established trading market for the ATL Class B Common Stock. The ATL Class A Common Stock is traded on Nasdaq under the symbol "ATLPA." On May 18, 1998, the last trading day before public announcement of the execution of the Merger Agreement, the closing price of ATL Class A Common Stock as reported on Nasdaq was $26.75 per share. On July 31, 1998, the closing price of ATL Class A Common Stock as reported on Nasdaq was $27.3125 per share. There can be no assurance as to the actual price of ATL Class A Common Stock prior to, or at the Effective Time of the Merger, or in the event the Merger is not consummated. Following the Merger, ATL Class A Common Stock will no longer be traded on Nasdaq. See "RISK FACTORS."

                         SELECTED FINANCIAL INFORMATION

  The following selected historical financial information of Quantum and ATL has been derived from their respective consolidated historical financial statements and should be read in conjunction with such consolidated financial statements and notes thereto. The selected financial information for Quantum set forth in the table below for each of the five years in the period ended March 31, 1998 and for the quarter ended June 28, 1998 has been derived from, and is qualified by reference to, the audited and unaudited, respectively, consolidated financial statements and notes thereto previously filed with the Securities and Exchange Commission (Quantum's Annual Report on Form 10-K for the fiscal year ended March 31, 1998 and its Quarterly Report on Form 10-Q for the quarter ended June 28, 1998 are incorporated by reference in this Proxy Statement/Prospectus). The audited consolidated and combined financial statements and notes thereto for each of the fiscal years ended March 31, 1997 and 1998 and the unaudited consolidated and combined financial statements and notes thereto of ATL for the quarter ended June 30, 1998 are filed herewith.

              QUANTUM SELECTED CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     FISCAL YEAR ENDED MARCH 31,(/1/)              QUARTER ENDED(/1/)
                          ------------------------------------------------------- ---------------------
                                                                                   JUNE 29,   JUNE 28,
                             1994    1995(/2/)  1996(/3/)      1997    1998(/4/)     1997       1998
                          ---------- ---------- ----------  ---------- ---------- ---------- ----------
INCOME STATEMENT DATA:
 Sales..................  $2,131,054 $3,367,984 $4,422,726  $5,319,457 $5,805,235 $1,446,144 $1,103,023
 Research and develop-
  ment expense..........      89,837    169,282    239,116     291,332    321,741     74,029     84,298
 Net income (loss)......       2,674     81,591    (90,456)    148,515    170,801     96,514      3,010
 Net income (loss) per
  share(/5/)
 Basic..................         .03        .90       (.87)       1.27       1.25        .74        .02
 Diluted................         .03        .76       (.87)       1.04       1.07        .61        .02

BALANCE SHEET DATA:
 Property, plant and
  equipment, net........  $   85,874 $  280,099 $  364,111  $  407,206 $  285,159            $  287,445
 Total assets...........     997,438  1,481,028  1,975,355   2,158,263  2,438,411             2,153,016
 Total long-term debt
  and redeemable pre-
  ferred stock..........     212,500    327,500    598,158     422,906    327,485               327,238
 Return on average
  stockholders' equity..        0.7%      17.7%    (17.2)%       20.8%      15.1%                  0.2%

          ATL SELECTED CONSOLIDATED AND COMBINED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                               FISCAL YEAR ENDED MARCH 31,             QUARTER ENDED
                         ------------------------------------------- -----------------
                                                                     JUNE 30, JUNE 30,
                          1994     1995      1996     1997    1998     1997     1998
                         -------  -------  --------  ------- ------- -------- --------
INCOME STATEMENT DATA:
 Net sales.............. $20,506  $22,641  $ 29,410  $60,028 $97,627 $18,567  $32,989
 Net income (loss) .....  (1,895)  (7,515)   (1,189)   3,931   8,370   1,761    2,658
 Diluted earnings (loss)
  per share(/5/)........    (.24)    (.94)     (.15)     .48     .83     .12      .19
 Shares used in per
  share computa-
  tions(/5/)............   8,005    8,005     8,005    8,158   9,765   9,655   10,258

BALANCE SHEET DATA:
 Working capital........ $(2,875) $(9,990) $(11,313) $15,894 $21,121          $29,044
 Total assets...........  13,195   11,253    16,748   37,925  55,029           57,490
 Total long term debt
  (less current por-
  tion).................     --       --        --     9,748   9,582           15,637
 Stockholders' equity
  (deficit) ............  (1,548)  (8,838)  (10,113)   8,865  16,957           18,856

--------
(1) No cash dividends were paid for the years or quarters presented.
(2) On October 13, 1994, Quantum acquired portions of Digital Equipment Corporation's business. The acquisition is not reflected in the financial statements prior to fiscal year 1995, thus the results for fiscal year 1995 are not comparable to the results prior to fiscal year 1995.
(3) Quantum's results of operations for fiscal year 1996 include the effect of a $209 million charge related to the transition of manufacturing of Quantum's high-capacity products to MKE. See Note 12 of Notes to Quantum's Consolidated Financial Statements.
(4) Quantum's results of operations for fiscal year 1998 include the effect of a $103 million special charge related to Quantum's high-end hard disk drive products.
(5) Net income (loss) per share amounts have been calculated and, where necessary, restated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share."

                                 RISK FACTORS

  The following factors should be considered carefully by holders of ATL Common Stock in evaluating whether to approve and adopt the Merger Agreement and to approve the Merger. These factors should be considered in conjunction with the other information included or incorporated by reference in this Proxy Statement/Prospectus. The matters set forth below constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements. See "FORWARD-LOOKING STATEMENTS."

RISKS RELATED TO MERGER

  Difficulties of Integrating Two Companies. The successful combination of Quantum and ATL will require substantial attention from management. The anticipated benefits of the Merger will not be achieved unless the operations of ATL are successfully combined with those of Quantum in a timely manner. The difficulties of assimilation may be increased by the need to integrate personnel and to combine different corporate cultures, and by Quantum's and ATL's limited personnel, management and other resources. The successful combination of the two companies will also require integration of the companies' product offerings and the coordination of their research and development and sales and marketing efforts. In addition, the process of combining the two organizations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses and could lead certain customers to defer purchasing decisions. The diversion of the attention of management from the day-to-day operations of Quantum or ATL, or difficulties encountered in the transition and integration process, could have a material adverse effect on the business, financial condition and results of operations of Quantum or ATL.

  Risks Associated with Floating Exchange Ratio. As a result of the Merger, each outstanding share of ATL Common Stock other than shares owned by Merger Sub, Quantum or any wholly-owned subsidiary of Quantum, will be converted into the right to receive that number of shares of Quantum Common Stock equal to the quotient determined by dividing (i) $29.00 by (ii) the Quantum Deemed Value (subject to adjustment), and each Assumed Option will become an option to purchase that number of shares of Quantum Common Stock as is equal (subject to rounding) to the number of shares of ATL Common Stock that were subject to such option immediately prior to the Merger, multiplied by the Exchange Ratio. Because the Exchange Ratio is not fixed, it will increase or decrease due to fluctuations in the market price of Quantum Common Stock up to and including the fourth trading day prior to the ATL Special Meeting. The specific number of shares of Quantum Common Stock to be received by ATL stockholders in the Merger will, therefore, depend on the market price of Quantum Common Stock during the pricing period prior to the Effective Time. In the event that the market price of Quantum Common Stock decreases or increases prior to the Effective Time, the number of shares of Quantum Common Stock to be received by ATL stockholders in the Merger would correspondingly increase or decrease. The market prices of Quantum Common Stock and ATL Common Stock as of a recent date are set forth herein. ATL stockholders are advised to obtain recent market quotations for Quantum Common Stock and ATL Class A Common Stock. Quantum Common Stock and ATL Class A Common Stock historically have been subject to substantial price volatility. No assurance can be given as to the ultimate Exchange Ratio at the Effective Time.

  Tax Risks Associated With the Merger. The Merger Agreement provides that Merger Sub will be merged with and into ATL, and ATL will be the surviving corporation and a wholly-owned subsidiary of Quantum. Although the parties intend the Merger to constitute a tax-free reorganization, neither Quantum nor ATL has sought or obtained a ruling from the Internal Revenue Service (the "IRS"). There is therefore a risk that all the gain or loss realized by an ATL stockholder as a result of the Merger will be subject to tax. However, even if the Merger does not constitute a tax-free reorganization, neither Quantum nor its stockholders, as such, will realize taxable income or loss in the Merger. See "THE MERGER-- Certain Federal Income Tax Considerations."

  In addition, on account of the Merger or otherwise, the IRS may assert that the spin-off of ATL from Odetics in October 1997 (see "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF ATL") was a taxable transaction. For example, under recently enacted Section 355(e) of the Code, if the spin-off were considered part of a plan (or series of related transactions) in which a 50% or greater interest in ATL was acquired by one or more persons after the spin-off, the IRS would assess a tax on the spin-off to the extent of the excess of the then fair market value of the distributed ATL stock over its tax basis. Under the Code, there is a rebuttable presumption that any acquisition of a spun-off corporation within two years after a spin-off is pursuant to a proscribed "plan." Counsel for Quantum and ATL have rendered no opinion as to whether the Merger will be deemed to have occurred pursuant to such a "plan." If the IRS were successful in challenging the tax-free nature of the spin-off, ATL could be liable for the resulting tax as a result of its prior affiliation with Odetics. In addition, state and local income and franchise taxes could result for which ATL could similarly be liable. See "THE MERGER--Background of the Merger" and "--Certain Federal Income Tax Considerations" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF ATL."

  Substantial Expenses Resulting from the Merger. The negotiation and implementation of the Merger will result in significant pre-tax expenses to Quantum and ATL, primarily consisting of fees for investment bankers, attorneys, accountants, financial printing and other related charges. There can be no assurance as to the aggregate amount of such expenses or that unanticipated contingencies will not occur that will substantially increase the costs of combining the operations of the two companies. In any event, costs associated with the Merger are expected to negatively impact results of operations in the quarter ended June 30, 1998 and possibly the quarter ending September 30, 1998.

  Dependence on Retention and Integration of Key Employees. The success of Quantum and ATL after the Merger is dependent, in part, on the retention and integration of key management, technical, marketing, sales and customer support personnel of ATL, in particular its President and Chief Executive Officer, Kevin C. Daly, Ph.D. ATL has entered into separation arrangements with Dr. Daly and certain other members of senior management. Quantum and ATL believe that the success of the Merger will depend, in part, upon the retention of these executives during the transitional period following the Merger. There can be no assurance that such executives will remain with Quantum prior to or for any specified period after the Merger. Quantum's success following the Merger will also depend in large part upon its ability to attract, retain and motivate highly skilled employees. Competition for such employees, particularly development engineers and experienced senior management, is intense, and there can be no assurance that Quantum will be able to continue to attract and retain sufficient numbers of such highly skilled employees. Quantum's inability to attract and retain additional key employees or the loss of one or more of its current key employees could have a material adverse effect upon Quantum's business, financial condition and results of operations following the Merger. See "TERMS OF THE MERGER-- Interests of Certain Persons in the Merger."

  Conflicts of Interest. In considering the recommendation to adopt and approve the Merger by the ATL Board, the stockholders of ATL should be aware that certain officers and directors of ATL may be deemed to have conflicts of interest with respect to the Merger; such interests, together with other relevant factors, were considered by the ATL Board in recommending the Merger to the stockholders of ATL and approving the Merger Agreement. See "THE MERGER--Interests of Certain Persons in the Merger."

  Necessity of Receiving Governmental Approvals Prior to the Merger. The consummation of the Merger is subject to compliance with the HSR Act. On June 15, 1998, Quantum and ATL filed the notifications required under the HSR Act. The waiting period applicable to the Merger under the HSR Act expired on July 15, 1998. The Merger is also subject to the satisfaction of the requirements of Federal Securities laws and the applicable securities and "blue sky" laws of the various states. See "OTHER RELATED MATTERS--Regulatory Matters."

RISKS RELATED TO QUANTUM

  Intensely Competitive Industry. To compete within the information storage industry, Quantum frequently introduces new products and transitions to newer versions of existing products. Product introductions and transitions are significant to the operating results of Quantum, and if they are not successful, Quantum is materially adversely affected. The hard disk drive market, in particular, also tends to experience periods of excess product inventory and intense price competition. If price competition intensifies, Quantum may be forced to lower prices more than expected and transition products sooner than expected, which can materially adversely affect Quantum. For example, in the first quarter of fiscal year 1999 and the second half of fiscal year 1998, excess inventory in the desktop hard disk drive market, aggressive pricing and corresponding margin reduction adversely impacted Quantum's operating results during the periods. As a result of these conditions, Quantum had diminished profitability, at near breakeven, in the first quarter of fiscal year 1999 and the fourth quarter of fiscal year 1998. Furthermore, losses in the third quarter of fiscal year 1998 were largely attributable to a $103 million special charge primarily for inventory write-offs and firm inventory purchase commitments. If competition and aggressive pricing further intensifies, Quantum's operating results could be further adversely affected.

  Another competitive risk is that Quantum's customers could commence the manufacture of disk and tape drives for their own use or for sale to others. Any such loss of customers could have a material adverse effect on Quantum.

  Quantum faces direct competition from a number of companies, including Exabyte, Fujitsu, Hewlett Packard, IBM, Maxtor, Seagate, Sony and Western Digital. In the event that Quantum is unable to compete effectively with these companies, any other company, or any collaboration of companies, Quantum would be materially adversely affected. Quantum's information storage product competition can be further broken down as follows:

    Specialty Storage Products. In the market for tape drives, Quantum competes with other companies that have tape drive product offerings and alternative formats, including Exabyte, Hewlett-Packard, Sony and Storage Technology. In addition, Hewlett-Packard, IBM and Seagate formed a consortium to develop two tape drive products, one of which targets high capacity data storage. Quantum targets and has the market leadership position in the storage product market that provides mission critical backup systems, archiving, and disaster recovery for mid-range servers. Quantum has achieved market leadership and competes in this segment based on the reliability, data integrity, performance, capacity and scalability of its tape drives. Although Quantum has experienced excellent market acceptance and conditions for its tape drive products, the market would become more competitive if other companies individually or collaboratively broaden their product lines in this market. As a result, Quantum could experience increased price and performance competition. If price or performance competition increases, Quantum could be required to lower prices, resulting in decreased margins that could materially adversely affect Quantum's operating results.

    Hard Disk Drive Products. In the market for desktop products, Quantum competes primarily with Fujitsu, IBM, Maxtor, Seagate, Samsung and Western Digital. Quantum and its competitors have developed and continue to develop a number of products targeted at particular segments of this market, such as business users and home PC buyers, and factors such as time-to-market, cost, product performance, quality and reliability have a significant effect on the success of any particular product. The desktop market is characterized by more competitiveness and shorter product life cycles than the information storage industry in general. This competitiveness, which intensified in the second half of fiscal year 1998 and continued in the first quarter of fiscal year 1999, has resulted in a significant downward trend in gross profit margins on desktop disk drive products during these periods.

    Quantum faces competition in the high-end hard disk drive market primarily from Fujitsu, Hitachi, IBM, and Seagate. Seagate and IBM have the largest share of the market for high-end hard disk drives. Although the same competitive factors identified above as being generally applicable to the overall disk drive industry apply to high-end disk drives, Quantum believes that performance, quality and reliability are even more important to the users of high-end products than to users in the desktop market. However, this does not lessen the intensely competitive nature of the high-end of the hard disk drive market. For example, intense competition has led to the trend of losses on Quantum's high-end hard disk drive products over the past four quarters, although with decreased losses in the first quarter of fiscal year 1999. Quantum does not anticipate that the high-end hard disk drive products will return to profitability without substantial high-volume shipping of these products with less rapid price erosion. However, there can be no assurance as to the profitability of these products. Quantum's gross margins on its high-end products during the foreseeable future are dependent on the successful development, timely introduction, market acceptance and product transition of new products, as to which there can be no positive assurance.

  Rapid Technological Change, New Product Development and Qualification. In the hard disk drive market, the combination of an environment of increasingly rapid technological changes, short product life cycles and intense competitive pressures results in rapidly decreasing gross margins on specific products. Accordingly, any delay in the introduction of more advanced and more cost-effective products can result in significantly lower sales and gross margins. Quantum's future is therefore dependent on its ability to anticipate what customers will demand and to develop the new products that meet this demand and effectively compete with the products of competitors.

  For example, magnetoresistive ("MR") recording heads represent an important technology and component related to the performance and competitiveness of Quantum's products. In particular, MR recording heads have been important to achieving competitive storage density for the Company's products. The anticipated next generation of MR recording heads is referred to as Giant MR ("GMR") recording heads. Quantum expects industry-wide time to market competition in calendar year 1999 using GMR technology to have an impact on technology leadership and competitiveness. In this regard, the recent alliance between IBM and Western Digital that includes a purchasing agreement and technology licensing involving GMR recording heads is expected to increase the competition in GMR recording head time-to-market. Quantum can make no assurance regarding its ability to incorporate GMR recording heads into its products and, if successful, the competitiveness of Quantum's products. Quantum's future is also dependent on its ability to qualify new products with customers, to successfully introduce these products to the market on a timely basis, and to commence and achieve volume production that meets customer demand. Because of these factors, Quantum expects sales of new products to continue to account for a significant portion of its future hard disk drive sales and that sales of older products will decline rapidly.

  Quantum is frequently in the process of qualifying new products with its customers. The customer qualification process for disk drive products, particularly high-capacity products, can be lengthy, complex, and difficult. Quantum would be materially adversely affected if it were unable to achieve customer qualifications for new products in a timely manner, or at all, or if MKE were unable to continue to manufacture qualified products in volume with consistent high quality. See "--Dependence on MKE Relationship."

  In the mid-range tape drive market, Quantum has experienced less rapid technological change, as well as less technology and performance based competition as compared with the hard disk drive market. This has resulted in favorable gross margins on sales of Quantum's DLTtape brand products. Higher margins on DLTtape products, as compared with the eroded gross margins on hard disk drives, have resulted in tape drive and related media products becoming the primary source of Quantum's operating income in the first quarter of fiscal year 1999 and the second half of fiscal year 1998. Given the favorable tape drive market conditions that Quantum has experienced, competitors are aggressively trying to make technological advances and take other steps in order to more successfully compete with Quantum's DLTtape products. Successful competitor product offerings, which target the market in which Quantum's DLTtape products compete, could have a material adverse effect on Quantum. In addition, ,in the event that Quantum is not able to maintain DLTtape technology competitiveness based on its performance, quality, reliability and scalability or otherwise not meet the requirements of the market, it could lose market share and experience declining sales and gross margins which would have a material adverse effect on Quantum.

  In the information storage industry in general, there can be no assurance that Quantum will be successful in the development and marketing of any new products and components in response to technological change or evolving industry standards, or that Quantum will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products and components, or that Quantum's new products and components will adequately meet the requirements of the marketplace or achieve market acceptance. These significant risks apply to all new products, including those expected to be based on optical and Super DLTtape technology. In addition, technological advances in magnetic, optical or other technologies, or the development of new technologies, could result in the introduction of competitive products with superior performance and substantially lower prices than Quantum's products. Furthermore, Quantum's new products and components are subject to significant technological risks. If Quantum experiences delays in the commencement of commercial shipments of new products or components, Quantum could experience delays or loss of product sales. If, for technological or other reasons, Quantum is unable to develop and introduce new products in a timely manner in response to changing market conditions or customer requirements, Quantum would be materially adversely affected.

  Quantum owns 49% of MKE-Quantum Components LLC ("MKQC"), a joint venture with MKE, that researches, develops, and manufactures magnetoresistive recording heads for computer disk drives. Quantum uses these recording heads in its disk drive products. As part of Quantum's strategy to remain technologically competitive, Quantum has invested in technologies, such as in optical technology through its strategic alliance with and investment in TeraStor Corporation and its investment in MR recording heads through the MKQC joint venture. There can be no assurance that the technologies, companies and ventures in which Quantum has invested will be profitable in the information storage industry. Adverse technological or operating outcomes could result in impairment and write-down of associated investments which could have a material adverse effect on Quantum.

  Customer Concentration. In addition to the concentration of the information storage industry and Quantum's customer base, the customers are generally not obligated to purchase any minimum volume of Quantum's products, and Quantum's relationships with its customers are generally terminable at will. In June 1998, two Quantum customers, Compaq Computer, Inc. and Digital Equipment Corporation merged, thereby increasing the Company's customer concentration and associated risk.

  Sales of Quantum's desktop and tape products, which together comprise a majority of its overall sales, were concentrated with several key customers in the first quarter of fiscal year 1999 and in fiscal year 1998. Sales to Quantum's top five customers in the first quarter of fiscal year 1999 and fiscal year 1998 represented 44% of sales (percentage of sales reflects a retroactive combination of the sales to Compaq Computer, Inc. and Digital Equipment Corporation as a result of their merger in June 1998). Because of the rapid and unpredictable changes in market conditions, and the short product life cycles for its customers' products, Quantum is unable to predict whether there will be any significant change in demand for any of its customers' products in the future. In the event that any such changes result in decreased demand for Quantum's products, whether by loss of or delays in orders, Quantum could be materially adversely affected. In addition, the loss of one or more key customers could materially adversely affect Quantum.

  Fluctuation in Product Demand. Fluctuation in demand for Quantum's products results in fluctuations in operating results. Demand for the computer systems in which Quantum's storage products are used have historically been subject to significant fluctuations. Such fluctuations in end-user demand have in the past, and may in the future, result in the deferral or cancellation of orders for Quantum's products, either of which could have a material adverse effect on Quantum. During the past several years, there has been significant growth in the demand for PCs, a portion of which represented sales of PCs for use in the home. However, many analysts predict that future growth will be at a slower rate than the rate experienced in recent years.

  Sales of DLTtape drives and media have tended to be more stable and were a significant component of sales for Quantum. In addition, Quantum has experienced longer product cycles for its tape drives and tape drive-related products compared with the short product cycles of disk drive products. However, there can be no assurance that this trend will continue. Beginning in the third quarter of fiscal year 1998, sales of tape drives and media achieved gross margins that significantly exceeded gross margins from the sale of Quantum's hard drive products. In this regard Quantum expects sales of DLTtape products, which represented 23% of its sales and the only profitable major product family in the first quarter of fiscal year 1999, and 21% of sales and a majority of operating profits in fiscal year 1998, will continue to represent a major portion of Quantum's operating profits in the future. Quantum expects the rate of sales growth to lessen in fiscal year 1999 compared with the rate of growth achieved in fiscal year 1998. However, there can be no assurance that any growth expectations will be achieved or that current market conditions will continue.

  Quantum's shipments tend to be highest in the third month of each quarter. Failure by Quantum to complete shipments in the final month of a quarter resulting from a decline in customer demand, manufacturing problems or other factors would adversely affect Quantum's operating results for that quarter.

  Because Quantum has no long-term purchase commitments from its customers, future demand is difficult to predict. Quantum could experience decreases in demand for any of its products in the future, which could have a material adverse effect on Quantum.

  Intellectual Property Matters. From time to time, Quantum is approached by companies and individuals alleging Quantum's infringement of and need for a license under patented or proprietary third party technology that Quantum assertedly uses. On August 7, 1998, Quantum was named as one of several defendants in a patent infringement lawsuit filed in the U.S. District Court for the Northern District of Illinois, Eastern Division. The plaintiff, Papst Licensing GmbH, owns at least 24 U.S. patents which it asserts that Quantum has infringed. Quantum has studied many of these patents and analyzed Papst's claims of infringement and, with respect to the patents it has studied, Quantum believes that defenses of patent invalidity and non-infringement can be made. However, Quantum has not had sufficient time to conduct a complete study of all the patents cited by Papst and there can be no assurance that Quantum has not infringed these or other patents owned by Papst. If required, there can be no assurance that licenses to any technology owned by Papst or by any other third party alleging infringement could be obtained on commercially reasonable terms or at all. Adverse resolution of the Papst litigation or any other intellectual property litigation could subject Quantum to substantial liabilities and require it to refrain from manufacturing certain products which would have a material adverse effect on Quantum's business, financial condition or results of operations. In addition, the costs of engaging in the Papst litigation or other intellectual property litigation could be substantial, regardless of the outcome.

  Inventory Risk. Quantum's customers generally are not obligated to purchase any minimum volume of Quantum's products and fluctuations in end-user demand may result in the deferral or cancellation of orders for Quantum's products. These risk factors, when combined with the OEM trend toward carrying minimal inventory levels related to just-in-time and build-to-order type manufacturing processes, increase the risk that Quantum, as a supplier, will manufacture and custom configure too much or too little inventory in support of OEM manufacturing processes. Significant excess inventory conditions could result in inventory write-downs and losses that could adversely impact Quantum's results of operations, whereas inventory shortages could adversely impact Quantum's relationship with its customers and Quantum's results of operations.

  Dependence on MKE Relationship. Quantum is dependent on MKE for the manufacture of all of its hard disk drive products. Approximately 77% and 79% of Quantum's sales in the first quarter of fiscal year 1999 and in fiscal year 1998, respectively, were derived from products manufactured by MKE. In addition, the MKQC joint venture with MKE to develop and produce recording heads used in disk drive production represents additional dependence on MKE. Quantum's relationship with MKE is therefore critical to Quantum's business and financial performance.

  Quantum's master agreement with MKE, which covers the general terms of the business relationship, is effective through May 2007. The agreement may be terminated sooner as a result of certain specified events including a change-in-control of either Quantum or MKE. Quantum's relationship with MKE, which dates from 1984, is built on Quantum's engineering and design expertise and MKE's high-volume, high-quality manufacturing expertise.

  Quantum's dependence on MKE entails, among others, the following principal risks:

    Quality and Delivery. Quantum relies on MKE's ability to bring new products rapidly to volume production at low cost to meet Quantum's stringent quality requirements, and to respond quickly to changing product delivery schedules from Quantum. This requires, among other things, close and continuous collaboration between Quantum and MKE in all phases of design, engineering, and production. Quantum's business and financial results would be adversely affected if products manufactured by MKE fail to satisfy Quantum's quality requirements or if MKE is unable to meet Quantum's delivery commitments. In the event MKE is unable to satisfy Quantum's production requirements, Quantum would not have an alternative manufacturing source to meet the demand without substantial delay and disruption to Quantum's operations. As a result, Quantum would be materially adversely affected.

    Volume and Pricing. MKE's production schedule is based on Quantum's forecasts of its product purchase requirements, and Quantum has limited contractual rights to modify short-term purchase orders issued to MKE. Further, the demand in the disk drive business is inherently volatile, and there is no assurance that Quantum's forecasts are accurate. In addition, Quantum periodically negotiates pricing arrangements with MKE. The failure of Quantum to accurately forecast its requirements or successfully adjust MKE's production schedule, which could lead to inventory shortages or surpluses, or the failure to reach pricing agreements reasonable to Quantum would have a material adverse effect on Quantum. For example, a portion of the $103 million special charge recorded in the third quarter of fiscal year 1998 reflected losses on firm inventory commitments associated with high-end disk drive production at MKE.

    Manufacturing Capacity and Capital Commitment. Quantum believes that MKE's current and committed manufacturing capacity should be adequate to meet Quantum's requirements at least through the end of fiscal year 1999. Quantum's future growth will require, however, that MKE continue to devote substantial financial resources to property, plant, and equipment and working capital to support manufacture of Quantum's products, as to which there can be no assurance. In the event that MKE is unable or unwilling to meet Quantum's manufacturing requirements, there can be no assurance that Quantum would be able to obtain an alternate source of supply. Any such failure to obtain an alternative source would have a material adverse effect on Quantum.

  MKQC--Joint Venture for MR Recording Heads Development and
Manufacturing. Since the fiscal year 1995 acquisition of MR recording heads technology as part of the acquisition of certain businesses of the Storage Business Unit of Digital Equipment Corporation, Quantum has made significant efforts to advance the development of its MR recording heads capability. To further this effort, MKE and Quantum formed a joint venture, MKQC, in the first quarter of fiscal year 1998 to partner in the research, development, and production of MR recording heads and technology. However, MR technology is complex and, to date, Quantum and MKQC's MR recording head manufacturing yields have been lower than was necessary for cost-effective production. Quantum does not expect cost-effective production of MR recording heads to be realized in the near term. Until that time, Quantum will incur losses based on its pro rata ownership interest in the joint venture. However, there can be no assurance that the anticipated benefits of the joint venture will be realized on a timely basis or at all. Quantum's current target is to obtain 15% to 20% of the MR recording heads used in its products from MKQC.

  Dependence on Suppliers of Components and Subassemblies; Component Shortages. Both Quantum and its manufacturing partner, MKE, are dependent on qualified suppliers for components and subassemblies, including recording heads, media and integrated circuits, which are essential to the manufacture of Quantum's disk drive and tape drive products. In connection with certain products, Quantum and MKE qualify only a single source for certain components and subassemblies, which can magnify the risk of shortages. Component shortages have constrained Quantum's sales growth in the past, and Quantum believes that the industry will periodically experience component shortages. If component shortages occur, or if Quantum experiences quality problems with component suppliers, shipments of products could be significantly delayed or costs significantly increased, which would have a material adverse effect on Quantum.

  Future Capital Needs. The information storage industry is capital, research and development intensive and Quantum will need to maintain adequate financial resources for capital expenditures, working capital, research and development in order to remain competitive in the information storage business. Quantum believes that it will be able to fund these capital requirements over the next 12 months. However, if Quantum decides to increase its capital expenditures further, or sooner than presently contemplated, or if results of operations do not meet Quantum's expectations, Quantum could require additional debt or equity financing. There can be no assurance that such additional funds will be available to Quantum or will be available on favorable terms. Quantum may also require additional capital for other purposes not presently contemplated. If Quantum is unable to obtain sufficient capital, it could be required to curtail its capital equipment, research and development expenditures, which could adversely affect Quantum.

  Warranty. Quantum generally warrants its products against defects for a period of three to five years. A provision for estimated future costs relating to warranty expense is recorded when products are shipped. Actual warranty costs could have a material unfavorable impact on Quantum if the actual rate of unit failure or the cost to repair a unit is greater than what Quantum used to estimate the warranty expense accrual.

  Risks Associated with Foreign Manufacturing and Sales. Many of Quantum's products and product components are currently manufactured outside the United States. In addition, close to half of Quantum's revenue comes from sales outside the United States, including sales to the overseas operations of domestic companies. As a result, Quantum is subject to certain risks associated with contracting with foreign manufacturers, including obtaining requisite United States and foreign governmental permits and approvals, currency exchange fluctuations, currency restrictions, political instability, labor problems, trade restrictions, and changes in tariff and freight rates. In addition, several Asian countries have recently experienced significant economic downturns and significant declines in the value of their currencies relative to the U.S. dollar. In the last four quarters, including the first quarter of fiscal year 1999, Quantum experienced a year-over-year reduction in sales to certain Asian countries due, in part, to the effects of these factors. With most of Quantum's non-US sales being denominated in U.S. dollars, Quantum is unable to predict what effect, if any, these factors will have on its ability to maintain or increase its sales in these markets, general economic conditions, and Quantum's customers.

  Foreign Exchange Contracts. Quantum manages the impact of foreign currency exchange rate changes on certain foreign currency receivables and payables using foreign currency forward exchange contracts. With this approach Quantum expects to minimize the impact of changing foreign exchange rates on Quantum's net income. However, there can be no assurance that all foreign currency exposures will be adequately managed, and Quantum could incur material charges as a result of changing foreign exchange rates.

  Volatility of Stock Price. The market price of Quantum's common stock has been, and may continue to be extremely volatile. Factors such as new product announcements by Quantum or its competitors; quarterly fluctuations in the operating results of Quantum, its competitors, and other technology companies; and general conditions in the information storage and computer market may have a significant impact on the market price of the common stock. In particular, when Quantum reports operating results that are less than the expectations of analysts, the market price of the common stock can be materially adversely affected.

  Litigation. Quantum and certain of its current and former officers and directors have been named as defendants in two class-action lawsuits, one filed on August 28, 1996 in the Superior Court of Santa Clara County, California, and one filed on August 30, 1996 in the U.S. District Court of the Northern District of California. The plaintiff in both class actions purports to represent a class of all persons who purchased Quantum Common Stock between February 26, 1996 and June 13, 1996. The complaints allege that the defendants violated various federal securities laws and California statutes by concealing and/or misrepresenting material adverse information about Quantum, and that individual defendants sold shares of Quantum Common Stock based on material nonpublic information. On February 25, 1997, in the Santa Clara County action, the court sustained defendants' demurrer to most of the causes of action in the complaint, with leave to amend. At a June 12, 1997 demurrer hearing in state court, the judge dismissed the action as to four of the individual defendants with prejudice and as to three of the individual defendants without prejudice. The demurrer as to Quantum was overruled. With respect to the federal action, on April 16, 1998, the court granted defendants' motion to dismiss plaintiff's amended complaint with prejudice. On May 19, 1998, plaintiff filed a notice of appeal of the District Court's dismissal in the United States Court of Appeals for the Ninth Circuit.

  Certain of Quantum's current and former officers and directors were also named as defendants in a derivative lawsuit which was filed on November 8, 1996 in the Superior Court of Santa Clara County. The derivative complaint was based on factual allegations substantially similar to those alleged in the class-action lawsuits. Defendants' demurrer to the derivative complaint was sustained without prejudice on April 14, 1997. On August 7, 1997, the court issued an order of dismissal and entered into final judgement dismissing the complaint.

  Quantum is also subject to other legal proceedings and claims that arise in the ordinary course of its business. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations, or liquidity of Quantum, the ultimate outcome of any litigation is uncertain. In the event of an unfavorable outcome of such litigation, Quantum's business and financial condition could be materially adversely affected.

  Year 2000 Compliance. Many current computer systems and software products may not correctly distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the hardware and software industry concerning the potential effects associated with such compliance. Quantum is developing and is in the process of implementing plans to deal with identified Year 2000 information technology issues. The plans include the implementation of significant system upgrades in the first half of fiscal year 1999 intended to address Year 2000 information technology issues. The upgrade effort involves both internal and external resources, and depending on the results of Quantum's risk assessment, could require Quantum to expend additional resources not reserved in its current operating plan. In July 1998, certain significant information technology systems upgrades were substantially completed. The incremental expenses incurred to be in compliance with Year 2000 requirements during the first quarters of fiscal year 1999 or 1998 were not material. In addition, Quantum is in the process of performing a company-wide Year 2000 risk assessment. Quantum plans to address significant risks that are identified as a result of such risk assessment. The risk assessment includes addressing the Year 2000 readiness of its customers and key suppliers, including MKE. Quantum's reliance on key suppliers, and therefore, Quantum's reliance on the proper functioning of their information systems and software, means that their failure to address Year 2000 issues could have a material adverse impact on Quantum's financial results. While Quantum is taking all steps it believes are appropriate and necessary to identify and resolve any Year 2000 issues, there can be no assurance that Quantum will be able to identify and resolve such issues in a timely or successful manner. The foregoing statements regarding Quantum's Year 2000 plans and Quantum's expectations for resolving these issues are forward-looking statements and actual results could vary. Quantum's success in addressing Year 2000 issues could be impacted by the severity of the problems encountered and to be resolved within Quantum, by its suppliers and the amount to be expended on third party consultants and software.

RISKS RELATED TO ATL

  Fluctuations in Quarterly Operating Results. ATL's quarterly operating results have fluctuated in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in ATL's control. These factors include, without limitation, the size and timing of significant customer orders; the introduction of new products by competitors; the availability of components used in the manufacture of ATL's products; changes in pricing policies by ATL, its suppliers or its competitors; the ability of ATL to develop, introduce, market and gain market acceptance of new products, applications and product enhancements in a timely manner and to control costs; ATL's success in expanding and implementing its sales and marketing programs; technological changes in the distributed computing markets; the Asian economic crisis; the mix of sales among ATL's channels; deferrals of customer orders in anticipation of new products, applications or product enhancements; currency fluctuations; and general economic and market conditions. Moreover, ATL's sales in any quarter typically consist of a relatively small number of large original equipment manufacturer ("OEM") and value-added reseller ("VAR") customer orders, and the timing of a small number of orders can impact quarter to quarter results. The loss of or a substantial reduction in orders from any significant customer could have a material adverse effect on ATL's business, financial condition and results of operations. Since ATL's sales are primarily made through OEMs and VARs who typically provide ATL with relatively short lead times, it is often difficult for ATL to forecast the timing and quantity of orders accurately. ATL's expense levels and its purchases of parts, components and subassemblies are based in part upon its expectations concerning future revenues. Accordingly, if revenue levels are below expectations, whether as a result of product transition or otherwise, operating results are likely to be adversely affected. Due to all of the foregoing factors and other risks discussed below, it is possible that in some future period ATL's operating results may be below the expectations of analysts and investors.

  Dependence on DLT Technology. ATL currently derives substantially all of its revenues from the sale of its DLT based products and related services. Even though ATL believes that its automated tape library business is media independent and that its products could be modified to incorporate tape drive components other than the DLT drives, ATL expects that revenues from its DLT-based products will continue to account for substantially all of ATL's revenues for the foreseeable future. Accordingly, ATL's operating results for the foreseeable future will be substantially dependent on the continued market acceptance of DLT technology and growth of the DLT library market. The DLT market is relatively new, and there can be no assurance that another technology will not replace or adversely affect DLT technology as a widely accepted data storage medium. In addition, due to the relatively recent emergence of the DLT market, ATL expects that additional companies may introduce products incorporating DLT technology competing directly with ATL. Any decline in the rate of growth of the DLT market or failure of the market to sustain acceptance of DLT technology, or any decline in unit prices of ATL's products as a result of increased competition, technological change or otherwise, would have a material adverse effect on the business, operating results and financial condition of ATL.

  Dependence on Quantum Corporation. ATL's success depends, in large part, upon its relationship with Quantum, who has the exclusive worldwide manufacturing rights for the DLT technology and is the sole supplier of DLT drives. In the event that the Merger is not completed, ATL will remain highly dependent upon Quantum to obtain the DLT7000 drives, and could face increased competition from Quantum, either directly, as a result of Quantum's development of its own automated tape library business, or by virtue of Quantum's acquisition of one of ATL's existing competitors. Quantum has also historically sold DLTStor, a competing tape library addressing the lower end of the distributed computing market, and may introduce other storage libraries in the future either directly or through acquisition of one of ATL's existing competitors. The existence of products which compete directly with ATL's products could effect ATL's business, operating results and financial condition. Moreover, since Quantum has only one manufacturing facility for DLT drives located in Colorado Springs, Colorado, any disruption in Quantum's ability to continue to manufacture and supply ATL with DLT tape drives, whether as a result of a natural disaster or otherwise, would have a material adverse effect on ATL's business, financial condition and results of operations, regardless of whether or not the Merger is consummated.

  Effect of New Product Introductions. ATL's future operating results will depend significantly on the degree and timing of market acceptance of ATL's P1000 Series (which commenced volume shipments in the fourth quarter of fiscal
1998), the continued acceptance of ATL's 7100 Series (first volume shipment commenced in the first quarter of fiscal 1998), ATL's P3000 Series (scheduled for introduction in the third quarter of fiscal 1999) and other new products. It is difficult to predict the effect that the announcement of these or other new products (or enhancements to existing products) will have on sales of current products pending the full availability of the new products, or the rate at which such products will be accepted by the market, if at all. For example, the P1000 may result in a reduction in the sales of ATL's 520 Series products as customers re-evaluate their automated solutions requirements given ATL's expanded product line. In addition, manufacturing defects or other operational problems commonly associated with new product introductions could adversely affect the successful introduction of such new products. There can be no assurance that ATL will be able to introduce new products or enhancements to existing products on a timely basis, if at all, or the effect such introductions will have on sales of existing products.

  Competition. The data storage market is intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. Competitors vary in the number, scope and breadth of the products and services offered. ATL's principal competitors include the following manufacturers of DLT based products: ADIC, Breece Hill Technologies, Hewlett-Packard, Overland Data and StorageTek. ATL also competes indirectly with a large number of manufacturers offering tape storage systems using formats other than DLT, including 8mm, 4mm (DAT), half inch format (3480) and QIC. Many of these indirect competitors have larger installed bases and may be expected to continue to provide intense competition for the DLT format. These competitors include ADIC, Exabyte, Fujitsu, Hitachi, IBM, Spectra Logic and StorageTek. ATL also competes with suppliers of other removable storage media such as optical storage systems and cartridge disks. These competitors are expected to expand the functionality and performance of their selected storage technologies which may render such technologies even more competitive as compared to DLT. ATL also expects additional competition from large integrated computer equipment companies, many of whom have historically incorporated their own tape storage products into their mainframe systems, and are broadening their focus to include the distributed computing markets. In addition, because there are relatively low barriers to entrance into the tape library market, ATL anticipates increased competition from other established and emerging companies. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse affect upon ATL's business, operating results and financial condition. Many of ATL's current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than ATL, and may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, sale and support of their products than ATL. Accordingly, there can be no assurance that ATL will be able to continue to compete effectively.

  Reliance on OEMs and VARs; Concentration of Sales. ATL relies heavily upon its relationships with selected OEMs who sell and support ATL's products as part of their comprehensive data storage systems. Sales through OEMs accounted for approximately 50% and 33% of ATL's total net sales in fiscal 1998 and 1997, respectively. ATL is currently investing, and intends to continue to invest, significant resources to develop and expand these OEM relationships. These expenditures could materially and adversely affect ATL's operating margins unless ATL is able to achieve commensurate growth in sales to OEMs.

  ATL also relies heavily on selected VARs who integrate ATL's products with storage management software to provide comprehensive storage solutions. Most of ATL's VARs carry product lines that are competitive with those of ATL, and there can be no assurance that they will give the marketing of ATL's products high priority, or that they will continue to carry ATL's products. ATL's agreements with VARs and OEMs are generally not required to be exclusive, and in many cases may be terminated by either party at any time with limited notice and without cause.

  A small number of customers has historically accounted for a substantial portion of ATL's net sales and the identity of ATL's significant customers has historically varied from period to period. Sales to EMC, DEC and Sun Microsystems accounted for approximately 8.2%, 13.2% and 16.3%, respectively, of ATL's total net sales for the fiscal year ended March 31, 1998. No other customer accounted for 10% or more of ATL's total net sales during these periods. The loss of any key OEM or VAR, such OEM's or VAR's reduced focus on ATL's products, or the inability to obtain additional OEMs as the market evolves could materially and adversely affect ATL's business, financial condition and results of operations.

  Management of Expanding Operations. ATL is currently experiencing a period of rapid growth which has placed and is expected to continue to place a considerable strain on ATL's management and its administrative, sales and marketing, financial, information systems and operational resources. From April 1, 1997 to June 30, 1998, the size of ATL's staff increased from 176 to 385 employees and further increases in the number of employees are anticipated during fiscal 1999. ATL believes its success will depend, in part, on its ability to integrate these and additional new employees into ATL rapidly to respond to the anticipated growth of ATL. ATL's ability to manage growth effectively will require it to install its own operational, financial and management controls, reporting systems and procedures independent from Odetics, to establish new management information and control systems and to train, motivate and manage its employees. There can be no assurance that ATL will be able to install such operational, financial and management information and control systems in an efficient and timely manner or that the new structures, systems and controls will be adequate to support ATL's operations and prevent the occurrence of unforeseen management or financial issues. Continued growth will also require ATL to recruit additional key management personnel to expand its engineering and product development capabilities, expand its sales and marketing capabilities, improve its customer service and support functions and to train, motivate and manage additional employees. There can be no assurance that ATL will be able to manage these changes and implement the required programs successfully, and its failure to do so could have a material adverse effect upon ATL's business, financial condition and operating results.

  Rapid Technological Change. The distributed computing market and the related data storage market are characterized by rapid technological change, frequent new product introductions and enhancements, and evolving industry standards. This industry has been subject to fundamental changes reflecting the migration from mainframe based systems to distributed computing environments, the significant increase in the amount of data generated and stored in such environments and end users' increasing dependence on near online access to such data. ATL's ability to remain competitive will depend in part on its ability to develop new and enhanced automated tape libraries in a timely and cost effective manner in order to integrate the latest technological advancements in storage media and to accommodate changes in the evolving distributed computing networks. Since all of ATL's products are currently based on DLT technology, any change in DLT technology or the emergence and acceptance of any new technologies may require ATL to incur substantial unanticipated costs to incorporate such changes, and there can be no assurance that ATL will be able to complete such changes on a timely basis, if at all. ATL's inability to incorporate advances or fundamental changes in storage media could materially and adversely affect ATL's business, financial condition and results of operations.

  Risks Associated with International Sales. International product sales represented approximately 25% and 21% of ATL's total net sales during fiscal 1998 and 1997, respectively. ATL maintains sales and support offices in England, Germany, Australia, Japan and Taiwan. ATL believes that international sales will continue to represent a significant portion of its revenues, and that continued growth and profitability will require further expansion of its international operations. ATL's international sales are currently denominated in U.S. dollars, and an increase in the relative value of the dollar could make ATL's products more expensive and, therefore, potentially less price competitive in international markets. Additional risks inherent in international business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, longer accounts receivable payment cycles, difficulties in managing and staffing international operations, potentially adverse tax consequences including restrictions on the repatriation of earnings, the burdens of compliance with a wide variety of foreign laws, currency fluctuations and devaluations and political and economical instability. There can be no assurance that such factors will not have a material adverse effect on ATL's future international sales and, consequently, ATL's business, operating results and financial condition. Furthermore, as ATL increases its international sales, its total revenues may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world.

  Dependence on Proprietary Technology; Risks of Infringement. ATL's ability to compete effectively depends in part on its ability to develop and maintain the proprietary aspects of its technology. There can be no assurance, however, that any future patents will be granted or that any issued patents or other intellectual property rights of ATL will provide meaningful protection for ATL's product innovations. Moreover, such rights may not preclude competitors from developing substantially equivalent or superior products to ATL's products. In addition, the laws of some foreign countries do not protect ATL's proprietary rights as fully as do the laws of the United States. There can be no assurance that ATL's means of protecting its proprietary rights in the United States or abroad will be adequate, or that competitors will not independently develop technologies that are similar or superior to ATL's technology, duplicate ATL's technology, or design around any patent of ATL. Litigation may be necessary in the future to enforce ATL's intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend ATL against claims of infringement or invalidity by others. On August 18, 1998, Storage Technology Corporation ("StorageTek") filed a complaint against ATL alleging the infringement by ATL of a StorageTek patent that was issued on August 18, 1998 (the "'042 Patent"). Because this litigation is at an early stage, ATL is not currently able to evaluate the merits of StorageTek's claims. An adverse outcome in such litigation or similar proceedings could subject ATL to significant liabilities to third parties, require disputed rights to be licensed from others or require ATL to cease marketing or using certain products, any of which could have a material adverse effect on ATL's business, financial condition and results of operations. If ATL is required to obtain licenses under patents or proprietary rights of others, there can be no assurance that any required licenses would be made available on terms acceptable to ATL, if at all. In addition, the cost of addressing any intellectual property litigation claim, both in legal fees and expenses and the diversion of management resources, regardless whether the claim is valid, could be significant and could have a material adverse effect on ATL's results of operations.

  Future Capital Requirements. On March 25, 1998, ATL obtained a $20.0 million revolving working capital facility through January 2000 and a $6.5 million term loan also due in January 2000, which was increased to $10.5 million in July 1998. While ATL believes that these facilities should be sufficient to meet its current obligations, ATL does continue to operate in a high growth market with limited capital resources. ATL believes that in order to remain competitive, it may require additional financial resources over the next year for working capital, research and development, and the expansion of sales, marketing and general and administrative functions.

  Anti-Takeover Effect of Stockholder Rights Plan. On March 12, 1998, the ATL Board adopted a Stockholder Rights Plan (the "ATL Rights Plan"). Under terms of the ATL Rights Plan, preferred stock purchase rights ("Rights") were distributed to ATL's stockholders as a dividend at the rate of one Right for each share of ATL Class A Common Stock held as of the close of business on March 23, 1998. The Rights are designed to guard against partial tender offers and other abusive and coercive tactics that might be used in an attempt to gain control of ATL without paying all stockholders a fair price for their shares. Each Right entitles stockholders to buy one one-thousandth of a share of Series A Preferred Stock of ATL at an exercise price of $60.00. In general, the Rights will be exercisable only if a person or group acquire 15% of more of ATL's Common Stock. Although these Rights are not intended to prevent a takeover, any Rights Plan could be considered to delay or make a merger, tender offer, or proxy contest more difficult thereby potentially adversely affecting the market price of the ATL Class A Common Stock. On May 18, 1998, ATL amended the Rights Plan to permit Quantum to acquire an interest in ATL without triggering a distribution or exercise of Rights.

  Year 2000 Compliance. Many current computer systems and software products may not correctly distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the hardware and software industry concerning the potential effects associated with such compliance. All of ATL's core products have been designed to be Year 2000 compliant. ATL has scheduled a change to its MRP system for the fourth quarter of 1998 to utilize a version of the system which is expected to be Year 2000 compliant. ATL believes that all of its other business systems will be Year 2000 compliant, but will continue to pursue certification of compliance for all critical business systems. ATL has made Year 2000 compliance a requirement for all purchases of its business systems. ATL may be required to expend additional resources to make Year 2000 compliance corrections to its information systems, which corrections may not be able to be made in a timely basis, if at all. ATL believes that the Year 2000 issues may affect purchasing patterns of customers and potential customers in a variety of ways. Many companies are expending significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products such as those offered by ATL. Many potential customers may also choose to defer purchasing Year 2000 compliant products until they believe it is absolutely necessary, thus resulting in potentially stalled market sales within the industry. In addition, Year 2000 issues could cause a significant number of companies, including current customers of ATL, to reevaluate their current systems needs, and, as a result consider switching to other systems or suppliers. Any of the foregoing could have a material adverse effect on ATL's business, financial condition and results of operations. ATL also relies, directly and indirectly, on the external systems of business enterprises such as customers, suppliers, creditors and financial organizations for accurate exchange of data. Even if ATL's products or its internal systems are not materially affected by the Year 2000 issue, the Company could be affected through disruptions in the operations of the enterprises with which ATL interacts. Despite ATL's efforts to address the impact of the Year 2000 issue on its internal systems and business operations, there can be no assurance that such impact will not result in a material disruption of its business or have a material adverse effect on ATL's business, financial condition or results of operations.

                          COMPARATIVE PER SHARE DATA

  The following table sets forth certain historical per share data of Quantum and ATL for the fiscal year ended March 31, 1998 and combined per share data for such period on an unaudited pro forma basis after giving effect to the Merger on a purchase basis of accounting. This data should be read in conjunction with the selected financial data and the historical consolidated financial statements and notes thereto of Quantum and ATL incorporated by reference and included elsewhere herein, respectively. The pro forma combined financial data is not necessarily indicative of the operating results that would have been achieved had the Merger been consummated as of the beginning of the period presented nor is such data necessarily indicative of future financial condition or results of operations.

                                                                 PRO FORMA
                                                 HISTORICAL       COMBINED
                                                ------------- ----------------
                                                QUANTUM  ATL  QUANTUM ATL(/3/)
                                                ------- ----- ------- --------
YEAR ENDED MARCH 31, 1998
Diluted earnings per share(/1/)................  $1.07  $ .83  $ .95   $ 1.57
Historical book value per share(/1/)(/2/)......   8.53   1.76   8.59    14.23
QUARTER ENDED JUNE 30, 1998 (ATL) AND JUNE 28,
 1998 (QUANTUM)
Diluted earnings per share(/1/)................    .02    .19    .01      .02
Historical book value per share(/1/)(/2/)......   7.82   1.95   7.96    13.19

--------
(1) On a preliminary basis, Quantum estimates goodwill and other intangibles of approximately $130 million will result from the Merger, which will result in annual amortization expense of approximately $13 million (assuming an average life of ten years). Quantum expects to recognize a significant charge upon the closing of the Merger for acquired in-process research and development.

(2) Historical book value per share is computed by dividing stockholders' equity by the number of shares of Common Stock outstanding at March 31, 1998. The pro forma combined book value for Quantum is computed by dividing the pro forma combined stockholders' equity by the pro forma number of shares of Quantum Common Stock outstanding at March 31, 1998.

(3) The ATL equivalent pro forma combined per share amounts are calculated by multiplying the Quantum pro forma combined amounts by 1.657, which is the Exchange Ratio assuming the per share Quantum Deemed Value is $17.50. For each $1.00 per share change in the Quantum Deemed Value, the pro forma combined diluted earnings for the year ended March 31, 1998 and the three months ended June 30, 1998, and the book value per ATL equivalent share at June 30, 1998 is expected to change by approximately $.09, $.01, and $.69, respectively. See "THE MERGER--Conversion of Shares in the Merger; Assumption of Options."

PRO FORMA FINANCIAL INFORMATION

  Pro forma financial information of the combined entities has not been included because ATL and Quantum believe such information is not materially different from Quantum's historical financial information.

                           MARKET PRICE INFORMATION

HISTORICAL PRICE DATA

  The table below sets forth, for the fiscal quarters indicated, the reported high and low closing prices during such quarters of Quantum Common Stock (adjusted to reflect a two-for-one stock split in May 1997) and ATL Class A Common Stock, as reported on Nasdaq.

                                                   QUANTUM        ATL CLASS A
                                                COMMON STOCK    COMMON STOCK(1)
                                              ----------------- ----------------
                                                HIGH     LOW     HIGH     LOW
                                              -------- -------- ----------------
FISCAL 1996
  First Quarter.............................. 13 5/32   7 1/2   *       *
  Second Quarter............................. 13 25/32  10 7/16 *       *
  Third Quarter.............................. 10 7/16   8 1/16  *       *
  Fourth Quarter............................. 9 15/16   8 5/16  *       *
FISCAL 1997
  First Quarter.............................. 13        7 1/32  *       *
  Second Quarter.............................  9 3/16   5 1/2   *       *
  Third Quarter.............................. 14 7/8    8 21/32 *       *
  Fourth Quarter............................. 22 17/32 13 3/4   12 7/8  8
FISCAL 1998
  First Quarter.............................. 24 9/16  17 7/8   11 1/4  7 1/2
  Second Quarter............................. 42 7/16  20 5/16  13 1/2  8 5/8
  Third Quarter.............................. 42 7/16  18 15/16 15 1/8  9 1/8
  Fourth Quarter............................. 26 1/2   18 7/16  16 1/2  9 1/8
FISCAL 1999
  First Quarter.............................. 25 3/4   18       26 3/4  16 3/16
  Second Quarter (through August 17, 1998)... 22 1/8   15       28 5/8  25 5/8

--------

* The ATL Class A Common Stock began trading on Nasdaq on March 7, 1997. Prior to such date, there was no established trading market for ATL Class A Common Stock.

RECENT PRICE DATA

  The table below sets forth the closing prices per share of Quantum Common Stock and ATL Class A Common Stock on Nasdaq on May 18, 1998, the last full trading date prior to the public announcement of the signing of Merger Agreement, and on July 31, 1998, the last practicable trading date for which information is available before the printing of the Proxy Statement/Prospectus; and the equivalent per share prices for ATL Common Stock based on the Quantum Common Stock prices multiplied by the Exchange Ratio of
1.3034 and 1.657 shares of Quantum Common Stock for each share of ATL Common Stock outstanding calculated as of May 18, 1998 and July 31, 1998, respectively (estimated based on an assumed Quantum Deemed Value equal to the closing price of Quantum Common Stock on such dates).

                                                     ATL
                                      QUANTUM      CLASS A       ATL
                                    COMMON STOCK COMMON STOCK EQUIVALENT
                                    ------------ ------------ ----------
May 18, 1998.......................   $ 22.25     $ 26.75      $ 29.00
July 31, 1998......................     17.50       27.3125      29.00

  Because the Quantum Deemed Value will not be determined until the Effective Time, the Exchange Ratio is floating, and accordingly, changes in the market price of Quantum Common Stock will affect the number of shares of Quantum Common Stock to be received by stockholders of ATL in the Merger. ATL stockholders are urged to obtain current market quotations for Quantum Common Stock and ATL Class A Common Stock prior to the ATL Special Meeting.

DIVIDENDS

  Historically, neither Quantum nor ATL has declared or paid cash dividends on its capital stock. The Board of Directors of Quantum presently intends to retain all earnings for use in Quantum's business and therefore does not anticipate declaring or paying any cash dividends in the foreseeable future.

                            THE ATL SPECIAL MEETING

DATE, TIME, PLACE AND PURPOSE

  This Proxy Statement/Prospectus is being furnished to holders of ATL Common Stock in connection with the solicitation of proxies by the Board of Directors of ATL for use at the ATL Special Meeting to be held at the Hyatt Regency Irvine, located at 17900 Jamboree Road, Irvine, California 92614 at 2:00 p.m., Pacific Time, on September 24, 1998 or at any adjournments or postponements thereof, for the purposes set forth herein and in the accompanying Notice of Special Meeting of Stockholders.

MATTERS TO BE CONSIDERED AT THE ATL SPECIAL MEETING

  At the ATL Special Meeting, stockholders of record of ATL as of the close of business on August 10, 1998 will be asked to consider and vote upon proposals
(i) to approve and adopt the Merger Agreement and to approve the Merger and
(ii) to transact such other business as may properly come before the ATL Special Meeting or any postponements or adjournments thereof.

  THE BOARD OF DIRECTORS OF ATL HAS DETERMINED THAT THE MERGER IS ADVISABLE AND IN THE BEST INTERESTS OF ATL AND ITS STOCKHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, AND RECOMMENDS A VOTE BY THE STOCKHOLDERS OF ATL FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

RECORD DATE; VOTING AT THE ATL SPECIAL MEETING; VOTE REQUIRED

  The Board of Directors of ATL has fixed August 10, 1998 as the record date for the determination of the stockholders of ATL entitled to notice of and to vote at the ATL Special Meeting. Only holders of record of ATL Common Stock on the record date will be entitled to notice of and to vote at the ATL Special Meeting. As of the record date, 9,655,000 shares of ATL Class A Common Stock were outstanding and 333 shares of ATL Class B Common Stock were outstanding. Each record holder of ATL Class A Common Stock and Class B Common Stock on the record date is entitled to cast one vote per share and one-twentieth of one vote per share, respectively, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the stockholders of ATL at the ATL Special Meeting.

  The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of ATL Common Stock entitled to vote at the ATL Special Meeting is necessary to constitute a quorum at the ATL Special Meeting. The approval of the Merger Agreement and the Merger will require the affirmative vote of the holders of at least a majority of the outstanding shares of ATL Common Stock entitled to vote thereon.

  As of the record date, directors, executive officers and affiliates of ATL may be deemed to be the beneficial owners of approximately 10.6% of the outstanding shares of ATL Common Stock. Each of the directors and executive officers of ATL plans to vote or direct the vote of all shares of ATL Common Stock over which he has voting control in favor of the Merger Agreement and the Merger.

ABSTENTIONS; BROKER NON-VOTES

  If an executed ATL proxy is returned and the stockholder has specifically abstained from voting on any matter, the shares represented by such proxy will be considered present at the ATL Special Meeting for the purpose of determining a quorum. If an executed proxy is returned by a broker holding shares in street name which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, such shares will be considered present at the meeting for purposes of determining a quorum. Since the required vote of the stockholders of ATL is based on the number of outstanding shares of ATL Common Stock, abstentions and broker non-votes will have the same effect as a vote against approval and adoption of the Merger Agreement.

SOLICITATION OF PROXIES AND EXPENSES

  This Proxy Statement/Prospectus is being furnished to holders of ATL Common Stock in connection with the solicitation of proxies by and on behalf of the Board of Directors of ATL for use at the ATL Special Meeting. All shares of ATL Common Stock that are entitled to vote and are represented at the ATL Special Meeting by properly executed proxies received prior to or at the ATL Special Meeting and not duly and timely revoked, will be voted at the ATL Special Meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted FOR approval and adoption of the Merger Agreement and approval of the Merger.

  If any other matters are properly presented for consideration at the ATL Special Meeting (or any adjournments or postponements thereof), including, among other things, consideration of a motion to adjourn or postpone the ATL Special Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed forms of proxy and voting thereunder will have discretion to vote on such matters in accordance with their best judgment.

  Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of ATL at or before the taking of the vote at the ATL Special Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of ATL before taking the vote at the ATL Special Meeting or (iii) attending the ATL Special Meeting and voting in person (although attendance at the ATL Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to ATL Products, Inc., 2801 Kelvin Avenue, Irvine, California 92614, Attention: Secretary, or hand-delivered to the Secretary of ATL at or before taking the vote at the ATL Special Meeting.

  In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of ATL in person or by telephone, facsimile or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. ATL has retained Georgesen & Company, Inc. at an estimated cost of approximately $10,000 plus reimbursement of expenses, to assist in their solicitations of proxies from brokers, nominees, institutions and individuals. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and ATL will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

  STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                                  THE MERGER

  This section of the Proxy Statement/Prospectus describes certain aspects of the proposed Merger. The following description does not purport to be complete. The discussion of the Merger in this Proxy Statement/Prospectus and the description of the principal terms of the Merger Agreement are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Appendix A. ALL HOLDERS OF ATL COMMON STOCK ARE ENCOURAGED TO READ THE MERGER AGREEMENT AND THE OTHER APPENDICES IN THEIR ENTIRETY.

BACKGROUND OF THE MERGER

  In 1992, ATL chose DLT drives as the medium of choice in its new generation of automated tape libraries. At that time, Digital Equipment Corporation ("DEC") and ATL entered into a joint development agreement to develop and market automated DLT libraries to the networked computer market. DEC was the developer and the sole source provider of DLT technology. This arrangement resulted in several successful products which are still being sold by both DEC and ATL. In 1994, DEC sold its interest in several storage technologies and products, including DLT, to Quantum, thus making Quantum the sole source for DLT tape drives. By this time, over 80% of ATL's products utilized the DLT technology. ATL entered into an OEM supply agreement with Quantum for DLT drives and has engaged in various arms length business arrangements with Quantum in the ordinary course of business since that time.

  Quantum has been ATL's sole source of tape drives and its most strategically important single supplier since 1994. ATL has been Quantum's largest single tape library OEM customer for successive generations of DLT drives. The parties have worked closely together in the development of Quantum's DLT drives, in the introduction of successive generations of the technology and in the integration of the DLT drives with ATL's automation technology.

  In November 1997, representatives of Quantum initiated contact with ATL and expressed Quantum's interest in taking a "significant position" in ATL. At a meeting held on November 11, 1997, Peter van Cuylenburg, President of Quantum's Specialty Storage Products Group ("SSPG"), suggested to ATL that Quantum's tape automation business, which offers entry level tape automation systems and tape autoloaders, be combined with ATL's high end and mid-range tape automation libraries in an independent company partially owned by Quantum, but operated by existing ATL management as an independent and substantially autonomous public company. On November 21, 1997, the two companies exchanged, subject to a mutual nondisclosure and standstill agreement, certain nonpublic information concerning their respective businesses for the purpose of considering such a business relationship.

   After substantial review and analysis, the ATL Board concluded that, although there were significant synergistic opportunities in combining the two businesses, ATL lacked sufficient resources to manage its own rapidly expanding tape automation business while coordinating the integration of Quantum's entry level tape automation business which had revenues almost equal to those of ATL. When this determination was communicated to representatives of Quantum in December 1997, Quantum indicated that it wished to continue and to expand discussions concerning a business combination with ATL, and stated that it would be enthusiastic about a cash merger and the formation of a wholly-owned subsidiary of Quantum managed by ATL to pursue the combined business opportunity on an "arms length" basis with the rest of Quantum--in particular with the DLT drive business which was also part of Quantum's SSPG. ATL engaged NationsBanc Montgomery as its financial advisor in connection with a possible business combination with Quantum on December 4, 1997.

  ATL and Quantum assessed the strategic opportunity of the business combination and the financial implications of a merger upon both companies during January 1998. The companies met in January 1998 to consider the implications of a business combination. Although there was a range of perspectives on valuation, the companies determined that there was sufficient common ground to continue the discussions.

  During February 1998, both companies, in coordination with their financial advisors, assessed various alternatives to the original structure of the merger as proposed by Quantum. Among the alternatives considered was the inclusion of a stock component in the Quantum offer. During the same period, the companies addressed issues relating to the technical independence of ATL and the impact of a merger on both ATL and Quantum OEM customers.

  By March 1998, the companies had determined that there was sufficient common ground to proceed with a formal due diligence investigation on the part of Quantum. The ATL Board concurred with the decision to proceed with the due diligence. Quantum assembled a team to conduct the due diligence and met with appropriate ATL individuals on March 3, 1998. ATL responded to a number of action items generated during the due diligence over the subsequent several weeks. The feedback from Quantum at the end of March was that the due diligence results were generally favorable and that Quantum was proceeding internally to construct a formal offer for ATL and to have that offer approved at the staff and Board level.

  Kevin Daly, Ph.D., Chairman of the Board, Chief Executive Officer and President of ATL, met with Peter van Cuylenburg on April 6, 1998 to review the findings of the due diligence team and to assess the situation. The Quantum perspective, after the due diligence, was positive but there was still a material range between the parties' respective valuation analyses. The ATL Board took the position that it would approve a request from Quantum to submit an offer for ATL if the valuation range for ATL to be proposed by Quantum and that is potentially acceptable to ATL had reasonable common ground. On April 10, 1998, Mr. Cuylenburg, on behalf of Quantum formally requested ATL's permission to submit an offer for ATL as required by the terms of the standstill agreement. Dr. Daly granted that permission. On April 14, 1998, Rick Clemmer, Chief Financial Officer of Quantum, came to ATL and presented an informal offer for ATL. After some discussion it was determined that a variation of that offer would meet the criteria which the ATL Board set for submission of a formal offer. Quantum's formal offer for ATL was submitted to Dr. Daly by a letter dated April 16, 1998. Quantum requested permission to present the offer to the ATL Board at the Board's earliest convenience. The offer was submitted to the ATL Board, and the ATL Board met on April 30, 1998 to consider the offer, among other business.

  Quantum formally presented its offer for ATL to the ATL Board on May 1, 1998, at a meeting which was also attended by ATL's counsel and financial advisors. This offer was consistent with the offer contained in Quantum's April 16, 1998 letter. The Board met with its advisors to consider the offer and, during the day of May 1, met several times with Quantum to consider various aspects of the offer and to address modifications in the offer required by the Board. By the end of the day on May 1, 1998, the ATL Board and Quantum agreed that there existed an acceptable basis for a combination of the two companies, subject to agreement between the parties concerning the terms of a definitive agreement.

  During the following ten days, the parties and their respective counsel and financial advisors conferred on a daily basis concerning open issues pertaining to the definitive agreement. The ATL Board met by teleconference on May 11, 1998 to assess the progress of the formulation of the definitive agreement and to discuss open issues with regard to the merger. ATL management and Quantum management, and their advisors, conducted several teleconferences on May 11 and May 12, 1998 to resolve open issues. On the evening of May 12, 1998, the ATL Board held a teleconference to review the status of the definitive agreement and determined that there were still several open issues. ATL management and Quantum management continued to work on the definitive agreement through May 15. On May 15, 1998 ATL and its advisors held a teleconference with Quantum and Salomon Smith Barney, Quantum's financial advisors for this transaction, to conduct financial due diligence regarding Quantum financial performance. In the afternoon of May 15, 1998, the ATL Board conducted a teleconference to review the open issues associated with the merger. Discussions with Quantum continued through the morning of May 18, 1998.

  On May 18, 1998, the ATL Board met by teleconference and discussed with its advisors the final changes to the definitive agreement, the status of the negotiations with Quantum and the terms of the proposed Merger Agreement. NationsBanc Montgomery presented to the ATL Board its analysis of the fairness of the proposed Merger transaction and indicated that it was prepared to deliver its opinion to the effect that the Merger was fair from a financial point of view to ATL stockholders. Following the discussions, the ATL Board voted unanimously to approve the definitive agreement with Quantum, and each company executed and delivered the Merger Agreement and related documents. The Merger Agreement was announced immediately thereafter by the issuance of a joint press release.

RECOMMENDATION OF THE ATL BOARD

  THE ATL BOARD HAS APPROVED THE MERGER AGREEMENT AND THE MERGER, AND BELIEVES THAT THE TERMS OF THE MERGER AGREEMENT ARE FAIR TO, AND THAT THE MERGER IS IN THE BEST INTERESTS OF, ATL AND ITS STOCKHOLDERS AND THEREFORE RECOMMENDS THAT THE HOLDERS OF ATL COMMON STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER. See "--Reasons for the Merger." Certain members of the ATL Board may be deemed to have a conflict of interest in recommending stockholder approval of the Merger. See "--Interests of Certain Persons in the Merger."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendation of the ATL Board with respect to the Merger Agreement, holders of ATL Common Stock should be aware that members of the ATL Board and the executive officers of ATL have certain interests in the Merger that are in addition to the interests of holders of ATL Common Stock generally. These interests are more fully described below and include the acceleration of the vesting of certain ATL Stock Options and certain rights of indemnification.

  Stock and Option Holdings of Directors and Officers. Under the Merger Agreement, at the Effective Time, each outstanding ATL Stock Option will be assumed by Quantum. Each Assumed Option will continue to have, and be subject to, the same terms and conditions set forth in the applicable ATL stock option plan, except that (i) each Assumed Option will be exercisable (or will become exercisable in accordance with its terms) for the number of whole shares of Quantum Common Stock equal to the product of the number of shares of ATL Common Stock that were issuable upon exercise of such ATL Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio; (ii) the per share exercise price for the shares of Quantum Common Stock issuable upon exercise of such assumed ATL Stock Option will be equal to the quotient determined by dividing the exercise price per share of ATL Common Stock at which such ATL Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio; and (iii) 50% of the unvested ATL Stock Options held by persons other than certain executive officers named in the Merger Agreement shall immediately vest at the Effective Time; provided that no additional vesting of ATL Stock Options held by such person shall occur until such time as vesting would have occurred with respect to the accelerated portion of such person's ATL Stock Options under the vesting schedule existing immediately prior to the Effective Time.

  The chart below indicates as to the specified individuals (i) the number of ATL Stock Options held by such individuals and (ii) the exercise price of such ATL Stock Options:

                             NUMBER OF CLASS A NUMBER OF CLASS B EXERCISE PRICE
  OPTION HOLDER                OPTION SHARES     OPTION SHARES     PER SHARE
  -------------              ----------------- ----------------- --------------
Kevin C. Daly, Ph.D.........          --            250,000          $ 5.00
Mark P. de Raad.............      50,000                 --           9.125
Chester Baffa...............          --             50,000            5.00
Todd Kreter.................          --             50,000            5.00
Gregory A. Miner(1).........          --                 --              --
Steve Morihiro..............          --             50,000            5.00
Mark P. Spowart.............          --             50,000            5.00
Crandall Gudmundson(2)......      10,000                 --           9.125
Joel Slutzky(2).............      10,000                 --           9.125
Thomas L. Thomas(2).........      20,000                 --           9.125
Paul E. Wright(2)...........      20,000                 --           9.125

--------
(1) Mr. Miner served as Chief Financial Officer of ATL from January 1994 until September 1997.
(2) Options held by members of the Board of Directors who are not officers will accelerate in accordance with their terms at the Effective Time.

  ATL Severance Plan. The executive officers of ATL are participants in the ATL Severance Plan (the "Severance Plan"), adopted by the ATL Board effective April 1, 1998, which provides for the payment of certain separation benefits to officers and other employees of ATL in the event of termination, other than for cause, following a change in control of ATL. The Severance Plan defines a "change in control" of ATL generally as any of the following transactions: (a) the acquisition by an unrelated third party of beneficial ownership of more than 50% of the voting securities of ATL by a tender or exchange offer made directly to ATL's stockholders, (b) a merger or consolidation in which securities possessing more than 50% of the total combined voting power of ATL's securities are transferred to persons different than those holding such securities immediately prior to the transaction, or (c) the sale, transfer or other disposition of all or substantially all of ATL's assets in a complete liquidation or dissolution of ATL.

  Under the Severance Plan, certain officers of ATL are entitled to receive twice their annual compensation (then current base salary and management bonus plan) for a period of two years following termination. Benefits will also be provided for the same period, and the acquiror will provide executive outplacement, financial counseling and gross-up payments for any excise taxes imposed on any parachute payments and any income taxes or excise taxes relating to the gross-up payment. There is no requirement of mitigation and payments are not reduced if the participant finds employment during the payout period; provided, however, that the recipient may not render services for any competitive organization or engage in any business competitive with ATL.

  In addition to actual termination, officers may terminate their employment and be entitled to separation benefits if at any time during the two year period following the closing of a change of control transaction (the "Closing") (i) the officer's annual compensation (including average annual bonus during the preceding three years or such shorter term as the officer has been employed) is reduced below the highest amount such officer has earned from and including the date of the Closing, (ii) the officer's duties, responsibilities (including title and reporting requirements) and perquisites are diminished in comparison to his or her duties, responsibilities and perquisites immediately prior to the Closing, or (iii) the officer is required to be based at a location more than 25 miles from the location where his or her services were performed on the date of the Closing or is required to travel materially more often or for materially longer periods than required prior to the Closing.

  Indemnification and Insurance. The Merger Agreement provides that, from and after the Effective Time, Quantum will cause the surviving corporation to fulfill and honor in all respects the obligations of ATL pursuant to any indemnification agreements between ATL and its directors and officers as of the Effective Time (the

"Indemnified Parties") and any indemnification provisions under ATL's Certificate of Incorporation or Bylaws as in effect on the date of the Merger Agreement. The Certificate of Incorporation and Bylaws of the surviving corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of ATL as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of ATL, unless such modification is required by law.

  For a period of six (6) years after the Effective Time, Quantum will cause the surviving corporation in the Merger to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by ATL's directors' and officers' liability insurance policy on terms comparable to those applicable to the directors and officers of ATL as of the date of the Merger Agreement; provided, however, that (i) the surviving corporation may substitute for the existing policy a policy or policies of comparable coverage, and (ii) in no event will Quantum or the surviving corporation be required to expend in excess of 150% of the annual premium currently paid by ATL for such coverage (or such coverage as is available for 150% of such annual premium).

  The foregoing interests of the directors and certain members of management of ATL in the Merger may mean that such persons have personal interests in the Merger which may not be identical to the interests of other stockholders of ATL.

REASONS FOR THE MERGER

  Certain statements made in the following paragraphs regarding the potential benefits that could result from the Merger are forward-looking statements based on current expectations, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. The potential benefits of the Merger may not be realized. Such risks and uncertainties are set forth under "RISK FACTORS" and elsewhere in this Proxy Statement/Prospectus. See "FORWARD-LOOKING STATEMENTS."

  Quantum's Reasons for the Merger. The Board of Directors of Quantum has unanimously approved the Merger and the Merger Agreement and has identified several potential benefits of the Merger that they believe will contribute to the success of the combined companies. These potential benefits include the opportunity to (i) combine Quantum's autoloader products with ATL's tape library products to offer one of the industry's most comprehensive lines of tape automation products and (ii) leverage the combined marketing, product development and distribution capabilities of the two companies. For these and other reasons, Quantum believes that the Merger will help it to enhance its market position with respect to a broad range of storage devices. See "THE MERGER--Background of the Merger."

  ATL's Reasons for the Merger. The ATL Board has unanimously approved the Merger Agreement and the Merger, and recommends that holders of shares of ATL Common Stock vote for approval and adoption of the Agreement and Plan of Reorganization and the Merger.

  The ATL Board believes that the Merger with Quantum will be beneficial to ATL stockholders for the following reasons: (i) the combination of Quantum's and ATL's tape automation systems businesses would allow the combined company to offer one of the broadest and most comprehensive tape automation product line in the industry; (ii) the integration of highly complementary technical resources and personnel would enable the combined company to leverage marketing, product development, distribution and support efforts; and
(iii) the combination with Quantum would create a combined company with significantly greater resources, a more diversified product line and greater financial and marketing resources than those of ATL alone, and would enhance the competitive position of the combined company. The ATL Board also considered the probable adverse impact on ATL's prospects as an independent company in light of Quantum's expressed intention to enter the high performance automated tape library business, either by acquisition or internal development. Even though the ATL Board believes that its automated tape library business is media independent and that its products could be modified to incorporate tape drive components other than the DLT drives manufactured exclusively by Quantum, the ATL Board believed that some degree of uncertainty existed concerning that product strategy. In particular, redesign and modification would probably be conducted under potentially adverse circumstances, such as potentially reduced access to Quantum's DLT drives, and with Quantum as a possible new competitor, either directly or by virtue of Quantum's acquisition of one of ATL's existing competitors. Against these considerations the ATL Board weighed, among other things, the fact that the Exchange Ratio offered a premium to ATL stockholders and, because the consideration was stock in the continuing enterprise combining ATL and Quantum, that ATL's stockholders would have the opportunity to benefit, on a tax deferred basis, from any growth to be achieved by such combination, and participation in the execution of Quantum's strategy to build an integrated storage systems enterprise.

  The ATL Board also considered, among other matters: (i) information concerning Quantum's and ATL's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position; (ii) current financial market conditions and historical market prices, volatility and trading information with respect to Quantum Common Stock and ATL Common Stock; (iii) the consideration to be received by ATL stockholders in the Merger and the relationship between the market value of Quantum Common Stock to be issued in exchange for ATL Common Stock and ATL's business, prospects, operations and financial condition; (iv) its belief that the terms of the Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations are reasonable; (v) ATL's prospects as an independent company in a highly volatile competitive environment; (vi) the potential for other third parties to enter into strategic relationships with or to acquire ATL; (vii) the ability of ATL, after receiving the advice of counsel that its fiduciary duties require it to do so, to consider and negotiate other unsolicited, bona fide, superior acquisition proposals and, in such event, to terminate the Agreement subject to a payment of a fee to Quantum; and (viii) the financial presentations by NationsBanc Montgomery, including its opinion (which concluded that the Exchange Ratio is fair from a financial point of view to ATL's stockholders).

  In view of the variety of factors considered in connection with its evaluation of the merger, the ATL Board did not find it practicable to and did not quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. Individual members of the ATL Board may have given different weight to different factors.

OPINION OF ATL'S FINANCIAL ADVISOR

  Pursuant to an engagement letter executed December 4, 1997 (the "Engagement Letter"), the ATL Board retained NationsBanc Montgomery to act as its financial advisor in connection with the Merger pursuant to the terms and conditions of the Merger Agreement. NationsBanc Montgomery is a nationally recognized investment banking firm and, as part of its activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. ATL selected NationsBanc Montgomery as its financial advisor on the basis of NationsBanc Montgomery's experience and expertise in transactions similar to the Merger, its reputation in the investment community and its historical investment banking relationship with ATL.

  On May 18, 1998, NationsBanc Montgomery delivered to the ATL Board its oral opinion, subsequently confirmed in writing as of the same date, that the Exchange Ratio is fair, from a financial point of view as of that date, to the holders of ATL's Common Stock pursuant to the Merger. The Exchange Ratio was determined pursuant to negotiations between ATL and Quantum and not pursuant to recommendations from NationsBanc Montgomery. No limitations were imposed by the ATL Board on NationsBanc Montgomery with respect to the investigations made or procedures followed in rendering its opinion. NationsBanc Montgomery was not requested to, nor did it, assist ATL in soliciting indications of interest from third parties for the acquisition of all or any part of ATL.

  THE FULL TEXT OF NATIONSBANC MONTGOMERY'S WRITTEN OPINION TO THE ATL BOARD IS ATTACHED HERETO AS APPENDIX B AND IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY IN CONNECTION WITH THIS PROXY STATEMENT/PROSPECTUS. THE FOLLOWING SUMMARY OF NATIONSBANC MONTGOMERY'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. NATIONSBANC MONTGOMERY'S OPINION IS DIRECTED TO THE ATL BOARD AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER. NATIONSBANC MONTGOMERY'S OPINION ADDRESSES ONLY THE FINANCIAL FAIRNESS OF THE EXCHANGE RATIO PURSUANT TO THE MERGER AND DOES NOT ADDRESS THE RELATIVE MERITS OF THE MERGER OR ANY ALTERNATIVES TO THE MERGER, THE UNDERLYING DECISION OF THE ATL BOARD TO PROCEED WITH OR EFFECT THE MERGER OR ANY OTHER ASPECT OF THE MERGER. IN FURNISHING ITS OPINION, NATIONSBANC MONTGOMERY DID NOT ADMIT THAT IT IS AN EXPERT WITHIN THE MEANING OF THE TERM "EXPERT" AS USED IN THE SECURITIES ACT, NOR DID IT ADMIT THAT ITS OPINION CONSTITUTES A REPORT OR VALUATION WITHIN THE MEANING OF THE SECURITIES ACT, AND STATEMENTS TO SUCH EFFECT ARE INCLUDED IN THE NATIONSBANC MONTGOMERY OPINION.

  In connection with its opinion, NationsBanc Montgomery, among other things:
(i) reviewed certain publicly available financial and other data with respect to ATL and Quantum, including the consolidated financial statements for recent years and interim periods to June 30, 1997, interim unaudited financial statements for the period to December 31, 1997 in respect of ATL and December 28, 1997 in respect of Quantum, and certain other relevant financial and operating data relating to ATL made available to NationsBanc Montgomery from published sources and from the internal records of ATL; (ii) reviewed the financial terms and conditions of the Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, the ATL Class A Common Stock and the Quantum Common Stock; (iv) compared ATL from a financial point of view with certain other companies in the storage component and system technology industries which NationsBanc Montgomery deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the technology manufacturing, communications, network management, semiconductor capital equipment and semiconductor device industries which NationsBanc Montgomery deemed to be comparable, in whole or in part, to the Merger; (vi) considered the premiums paid in comparable public market acquisitions of selected businesses within the technology industry; (vii) reviewed and discussed with representatives of the management of ATL certain information of a business and financial nature regarding ATL, furnished to NationsBanc Montgomery by them, including financial forecasts and related assumptions of ATL; (viii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with ATL's counsel; and (ix) performed such other analyses and examinations as NationsBanc Montgomery deemed appropriate.

  In connection with its review, NationsBanc Montgomery did not assume any obligation independently to verify the foregoing information and relied on its being accurate and complete in all material respects. With respect to the financial forecasts for ATL provided to NationsBanc Montgomery by ATL's management, upon its advice and with the consent of the ATL Board, NationsBanc Montgomery assumed for purposes of its opinion that the forecasts were reasonably prepared on bases reflecting the best available estimates and judgments of ATL's management at the time of preparation as to the future financial performance of ATL and that they provide a reasonable basis upon which NationsBanc Montgomery could form its opinion. ATL does not publicly disclose internal management forecasts of the type provided to NationsBanc Montgomery by the management of ATL in connection with its review of the Merger. Such forecasts were not prepared with a view toward public disclosure. In addition, such forecasts were based upon numerous variables and assumptions that are inherently uncertain including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts. NationsBanc Montgomery has assumed no liability for such forecasts. NationsBanc Montgomery also assumed that there have been no material changes in ATL's or Quantum's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to NationsBanc Montgomery. NationsBanc Montgomery relied on advice of counsel and independent accountants to ATL as to all legal and financial reporting matters with respect to ATL, the Merger and the Merger Agreement. NationsBanc Montgomery assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. In addition, NationsBanc Montgomery did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of ATL or Quantum; nor has NationsBanc Montgomery been furnished with any such appraisals. The Board informed NationsBanc Montgomery, and NationsBanc Montgomery has assumed, that the Merger will be accounted for as a purchase transaction under generally accepted accounting principles ("GAAP"). Finally, NationsBanc Montgomery's opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to NationsBanc Montgomery as of, the date of the opinion. Accordingly, although subsequent developments may affect its opinion, NationsBanc Montgomery has not assumed any obligation to update, revise or reaffirm its opinion.

  Set forth below is a brief summary of the report presented by NationsBanc Montgomery to the ATL Board on May 18, 1998 in connection with its opinion. The Exchange Ratio in connection with the Merger was expected to yield an acquisition price for ATL's Common Stock of $29.00 per share, subject to measurement and adjustment as described in Section 1.6 of Article I of the Merger Agreement.

  Comparable Company Analysis. Based on public and other available information, NationsBanc Montgomery calculated the multiples of equity value to estimated next twelve months ("NTM") net income for seven (7) companies in the storage component and system technology industries. Such analysis indicated a mean and median of NTM equity value to net income multiples of 22.2x and 17.5x, respectively. NationsBanc Montgomery noted that the Exchange Ratio in connection with the Merger implied an equity value to net income multiple of ATL Common Stock of 25.8x based on ATL's fiscal year 1999 estimated net income.

  Comparable Transactions Analysis. Based on public and other available information, NationsBanc Montgomery calculated, to the extent possible, the multiples of aggregate value to last twelve months ("LTM") revenues and equity value to LTM net income for the target company implied in 22 acquisitions of selected comparable companies in the technology manufacturing, communications, network management, semiconductor capital equipment and semiconductor device industries that have been announced since March 12, 1992. Such analysis yielded the following multiples: a range of 1.1x to 35.1x LTM revenues, with a mean of 5.7x and a median of 3.0x; and a range of 18.6x to 56.7x LTM net income, with a mean of 36.2x and a median of 33.7x. NationsBanc Montgomery noted that the equity value of ATL implied by the Exchange Ratio in connection with the Merger yielded a multiple of 46.0x LTM net income, excluding non-recurring items.

  No other company or merger used in the comparable company or comparable transactions analysis as a comparison is identical to ATL or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which ATL and the Merger are being compared.

  Discounted Cash Flow Analysis. NationsBanc Montgomery applied a discounted cash flow analysis to the financial cash flow forecasts for ATL for five fiscal years ending March 30, from fiscal year 1999 through fiscal year 2003, as estimated by ATL's management. In conducting this analysis, NationsBanc Montgomery first calculated the present values of the forecasted cash flows through March 30, 2002. Second, NationsBanc Montgomery estimated the present value of the terminal value of ATL at the end of fiscal year 2002 by applying multiples to ATL's projected NTM net income at that time, which multiples ranged from 15.0x to 19.0x. Such cash flows and terminal values were discounted to present values using discount rates ranging from 20% to 40%, chosen to reflect the opportunity costs and the risks inherent in the technology industry. This analysis indicated a range of imputed equity values of ATL of from $18.00 to $43.00 per share.

  Premiums Paid Analysis. Based on public and other available information, NationsBanc Montgomery reviewed the consideration paid in 186 U.S. acquisitions in the technology industry announced since June 28, 1990, with particular emphasis on stock-for-stock transactions. NationsBanc Montgomery calculated the premiums paid or offered in these stock-for-stock transactions over the applicable stock price of the target company one day, one week and four weeks prior to the announcement of the acquisition offer. Such analysis indicated mean and median premiums, respectively, of 30.0% and 28.3% for one day, 37.7% and 36.1% for one week, and 43.5% and 43.2% for four weeks prior to the announcement of the acquisition offer. NationsBanc Montgomery noted that the premiums implied by the Merger were 49.6%, 47.7% and 60.0% for the period one day, one week and four weeks prior to April 30, 1998, the last trading day prior to significant increases both in the price of ATL Class A Common Stock and in its daily trading volume. NationsBanc Montgomery believes that the increases might have resulted from rumors regarding a possible transaction including ATL.

  Contribution Analysis. Using estimates and forecasts prepared by ATL with respect to ATL, and based upon publicly available research reports with respect to Quantum, NationsBanc Montgomery reviewed the estimated contribution of each of ATL and Quantum to estimated fiscal years 1999 and 2000 revenue, earnings before interest and taxes ("EBIT") and net income for the combined company. NationsBanc Montgomery then compared such contributions to the pro forma share ownership of the combined company to be owned by each of ATL and Quantum, assuming consummation of the Merger as described in the Merger Agreement. Such analysis indicated that ATL's stockholders would own approximately 8.1% of the combined company on a pro forma basis. Such analysis also indicated that, based on such estimates, ATL would contribute approximately 3.0%, 6.9% and 6.7% of the combined company's estimated fiscal 1999 revenue, EBIT and net income, respectively, and 3.8%, 7.6% and 6.5% of the combined company's estimated fiscal 2000 revenue, EBIT and net income, respectively.

  Pro Forma Merger Analysis. Using estimates and forecasts prepared by ATL with respect to ATL, and based upon publicly available research reports with respect to Quantum, NationsBanc Montgomery compiled and reviewed pro forma financial information of Quantum, assuming consummation of the Merger as described in the Merger Agreement. Such analysis indicated that if Quantum executed its announced stock repurchase plan at the then current price and then purchased ATL's Common Stock at the Exchange Ratio, the Merger would result in an earnings dilution of 11.5% to Quantum for fiscal year 1999.

  While the foregoing summary describes all analyses and examinations that NationsBanc Montgomery deems material to its opinion, it is not a comprehensive description of all analyses and examinations actually conducted by NationsBanc Montgomery. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. NationsBanc Montgomery believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the ATL Board. In addition, NationsBanc Montgomery may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be NationsBanc Montgomery's view of the actual value of ATL.

  In performing its analyses, NationsBanc Montgomery made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ATL and Quantum. The analyses performed by NationsBanc Montgomery are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as part of NationsBanc Montgomery's analysis of the financial fairness of the Exchange Ratio pursuant to the Merger and were provided to the ATL Board in connection with the delivery of NationsBanc Montgomery's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

  As described above, NationsBanc Montgomery's opinion and presentation to the ATL Board were among the many factors taken into consideration by the ATL Board in making its determination to approve, and to recommend that ATL's stockholders approve, the Merger.

  Upon execution of the Engagement Letter, ATL agreed to pay NationsBanc Montgomery a retainer fee together with fee of between 0.8% and 2.0% of the total consideration involved in the Merger, one-half of which was contingent upon and to be paid upon the earlier of (i) the delivery by NationsBanc Montgomery of its opinion or (ii) the execution of the Merger Agreement, with the second half of the fee to be contingent on the consummation of the Merger. The ATL Board was aware of this fee structure and took it into account in considering NationsBanc Montgomery's opinion and in approving the Merger. The Engagement Letter also calls for ATL to reimburse NationsBanc Montgomery for its reasonable out-of-pocket expenses. Pursuant to a separate letter agreement, ATL has agreed to indemnify NationsBanc Montgomery, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

  In the ordinary course of its business, NationsBanc Montgomery actively trades the equity securities of ATL and Quantum for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. NationsBanc Montgomery also acted as underwriter in connection with the initial public offering of ATL's Class A Common Stock and has performed various investment banking services for ATL.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion addresses the material federal income tax considerations of the Merger that are generally applicable to holders of ATL Common Stock exchanging their ATL Common Stock for Quantum Common Stock. Stockholders of ATL should be aware that the following discussion does not deal with all federal income tax considerations that may be relevant to particular ATL stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, who are foreign persons or who acquired their ATL Common Stock through stock option or stock purchase programs or in other compensatory transactions. In addition, the following discussion does not address the foreign, state or local tax laws or tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger) including, without limitation, the exercise of options or rights to purchase ATL Common Stock in anticipation of the Merger. ACCORDINGLY, ATL STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

  The following discussion is based on the Code, applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date hereof. The IRS is not precluded from adopting a contrary position. In addition, there can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the Merger to Quantum, Merger Sub, ATL and/or their respective stockholders.

  The Merger is intended to qualify as a reorganization under Section 368(a) of the Code (a "Reorganization"). In the event the Merger so qualifies, subject to the limitations and qualifications referred to herein:

    (a) No gain or loss will be recognized by the holders of ATL Common Stock upon the receipt of Quantum Common Stock solely in exchange for such ATL Common Stock in the Merger (except to the extent of cash received in lieu of fractional shares);

    (b) The aggregate tax basis of the Quantum Common Stock so received by stockholders of ATL in the Merger (including any fractional share of Quantum Common Stock not actually received) will be the same as the aggregate tax basis of the ATL Common Stock surrendered in exchange therefor;

    (c) The holding period of the Quantum Common Stock so received by each stockholder of ATL in the Merger will include the period for which the ATL Common Stock surrendered in exchange therefor was considered to be held, provided that the ATL Common Stock so surrendered is held as a capital asset at the Effective Time;

    (d) Cash payments received by holders of ATL Common Stock in lieu of receipt of a fractional share of Quantum Common Stock will be treated as if such fractional share of Quantum Common Stock had been issued in the Merger and then redeemed by Quantum, and a stockholder of ATL receiving such cash will generally recognize gain or loss upon such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share; and

    (e) None of Quantum, Merger Sub or ATL will recognize gain or loss solely as a result of the Merger.

  Neither Quantum nor ATL has requested a ruling from the IRS in connection with the Merger. As a condition to the consummation of the Merger, Quantum and ATL will receive opinions from their respective counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Brobeck, Phleger & Harrison LLP (the "Tax Opinions"), to the effect that, for federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. The Tax Opinions neither bind the IRS nor preclude the IRS from adopting a contrary position. The Tax Opinions are subject to certain assumptions and qualifications and will be based in part on the truth and accuracy of certain representations of Quantum, ATL and Merger Sub.

  A successful IRS challenge to the Reorganization status of the Merger would result in an ATL stockholder recognizing gain or loss with respect to each share of ATL Common Stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time, of the Quantum Common Stock received in exchange therefor. In such event, an ATL stockholder's aggregate basis in the Quantum Common Stock so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the Merger.

  Even if the Merger qualifies as a Reorganization, a recipient of shares of Quantum Common Stock would recognize gain to the extent that such shares were considered to be received in exchange for services or property (other than solely ATL Common Stock). All or a portion of such gain may be taxable as ordinary income. Gain would also have to be recognized to the extent that an ATL stockholder was treated as receiving (directly or indirectly) consideration other than Quantum Common Stock in exchange for the ATL Common Stock.

APPRAISAL RIGHTS

  Class A Common Stock. Both ATL and Quantum are incorporated in the State of Delaware, and, accordingly, are governed by the provisions of the DGCL. Pursuant to Section 262(b) of the DGCL, the holders of ATL Class A Common Stock are not entitled to appraisal rights in connection with the Merger because ATL Class A Common Stock is designated as a national market system security on an interdealer quotation system by the NASD and such stockholders will receive as consideration in the Merger only shares of Quantum Common Stock (which shares will be designated as a national market system security on an interdealer quotation system by the NASD at the closing of the Merger) and cash in lieu of fractional shares. Accordingly, ATL stockholders who do not wish to receive Quantum Common Stock in exchange for their shares of ATL Class A Common Stock must liquidate their investment by selling their ATL Class A Common Stock prior to the consummation of the Merger.

  Class B Common Stock. Holders of record of ATL Class B Common Stock who do not vote in favor of the Merger and who otherwise comply with the procedures set forth in Section 262 of the DGCL, and summarized herein, will be entitled to have their shares of ATL Class B Common Stock appraised (the "Appraisal Shares") and will receive a payment in cash for such shares ("Appraisal Rights"). The failure of an ATL Class B stockholder to follow the appropriate procedures set forth in Section 262 will result in the termination or waiver of the stockholder's Appraisal Rights. A person having a beneficial interest in shares of ATL Class B Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect Appraisal Rights.

  THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 WHICH IS REPRINTED IN ITS ENTIRETY AS APPENDIX C. ALL REFERENCES IN SECTION 262 AND THIS SUMMARY TO A "STOCKHOLDER" OR "HOLDER" ARE TO THE RECORD HOLDER OF THE SHARES OF ATL CLASS B COMMON STOCK AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

  Under the DGCL, holders of shares of ATL Class B Common Stock who follow the procedures set forth in Section 262 will be entitled to have their Appraisal Shares appraised by the Delaware Chancery Court and to receive payment in cash of the "fair value" of such Appraisal Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court.

  Under Section 262, where a proposed merger (like the Merger) is to be submitted for approval at a meeting of stockholders, the corporation, must notify each of its stockholders, as determined on the record date for such meeting, not less than twenty (20) days prior to the meeting that appraisal rights are available. The corporation must also include a copy of Section 262 in such notice.

  This Proxy Statement/Prospectus constitutes notice to the holders of ATL Class B Common Stock of their Appraisal Rights as required by Section 262.
Section 262 is attached to this Proxy Statement/Prospectus as Appendix C. Any ATL Class B stockholder who wishes to exercise his, her or its Appraisal Rights, or who wishes to preserve his, her or its right to do so, should review the following discussion and Appendix C carefully. Failure to comply timely and properly with the procedures specified in Section 262 will result in the loss of Appraisal Rights.

  A HOLDER OF APPRAISAL SHARES WISHING TO EXERCISE SUCH HOLDER'S APPRAISAL RIGHTS MUST (i) NOT VOTE IN FAVOR OF THE MERGER AND (ii) DELIVER TO ATL PRIOR TO THE VOTE ON THE MERGER AGREEMENT AT THE ATL SPECIAL MEETING TO BE HELD ON SEPTEMBER 24, 1998, A WRITTEN DEMAND FOR APPRAISAL. A HOLDER OF APPRAISAL SHARES WISHING TO EXERCISE SUCH HOLDER'S APPRAISAL RIGHTS MUST BE THE RECORD HOLDER OF SUCH APPRAISAL SHARES ON THE DATE THE WRITTEN DEMAND FOR APPRAISAL IS MADE AND MUST CONTINUE TO HOLD SUCH APPRAISAL SHARES OF RECORD UNTIL THE CONSUMMATION OF THE MERGER. ACCORDINGLY, A HOLDER OF APPRAISAL SHARES WHO IS THE RECORD HOLDER OF APPRAISAL SHARES ON THE DATE THE WRITTEN DEMAND FOR APPRAISAL IS MADE, BUT WHO THEREAFTER TRANSFERS SUCH APPRAISAL SHARES PRIOR TO THE CONSUMMATION OF THE MERGER, WILL LOSE ANY RIGHT TO APPRAISAL IN RESPECT OF SUCH APPRAISAL SHARES. A PROXY OR VOTE AGAINST THE APPROVAL OF THE MERGER DOES NOT IN ITSELF CONSTITUTE A DEMAND FOR APPRAISAL.

  Only a holder of record of Appraisal Shares is entitled to assert Appraisal Rights for the Appraisal Shares registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as such holder's name appears on such holder's stock certificate. If the Appraisal Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Appraisal Shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds Appraisal Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Appraisal Shares held for one or more beneficial owners while not exercising such rights with respect to the Appraisal Shares held for other beneficial owners; in such case, the written demand should set forth the number of Appraisal Shares as to which appraisal is sought. When no number of Appraisal Shares is expressly mentioned, the demand will be presumed to cover all Appraisal Shares held in the name of the record owner. Stockholders who hold their Appraisal Shares in brokerage accounts or other nominee forms and who wish to exercise Appraisal Rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

  ALL WRITTEN DEMANDS FOR APPRAISAL SHOULD BE SENT OR DELIVERED TO
ATL PRODUCTS, INC., 2801 KELVIN AVENUE, IRVINE, CALIFORNIA 92614, ATTENTION:
SECRETARY.

  Within ten (10) days after the consummation of the Merger, the Surviving Corporation will provide notice of the date on which the Merger was consummated to each stockholder who has properly asserted Appraisal Rights under Section 262 and has not voted in favor of the Merger.

  Within 120 days after the consummation of the Merger but not thereafter, the Surviving Corporation or any stockholder who has complied with the statutory requirements summarized above may file a petition in the Delaware Chancery Court demanding a determination of the fair value of the Appraisal Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their Appraisal Rights within the time prescribed in Section 262. At any time within sixty (60) days from the consummation of the Merger, a stockholder may withdraw his, her or its demand for appraisal, and accept the terms offered under the Merger Agreement.

  Within 120 days after the consummation of the Merger, any stockholder who has complied with the requirements for exercise of Appraisal Rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Appraisal Shares and the aggregate number of holders of such Appraisal Shares not voted in favor of the Merger and with respect to which demands for appraisal have been received. The Surviving Corporation must mail the statement within ten (10) days after it has received a written request.

  If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Chancery Court will determine the stockholders entitled to Appraisal Rights and will appraise the fair value of their Appraisal Shares, exclusive of any element of value arising from the accomplishment or expectation of the merge, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Stockholders considering whether to seek appraisal should be aware that the fair value of their Appraisal Shares as determined under Section 262 could be more than, the same as or less than the value of the consideration they would receive pursuant to the Merger Agreement if they did not seek appraisal of their Appraisal Shares. Investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings.

  The Delaware Chancery Court will determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Appraisal Shares have been appraised. The costs of the action may be determined by the Delaware Chancery Court and taxed upon the parties as the Delaware Chancery Court deems equitable. The Delaware Chancery Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be changed pro rata against the value of all the Appraisal Shares entitled to appraisal.

  Any holder of Appraisal Shares who had duly demanded an appraisal in compliance with Section 262 will not, after the consummation of the Merger, be entitled to vote the Appraisal Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those Appraisal Shares (except dividends or other distributions payable to holders of record of Appraisal Shares as of a record date prior to the consummation of the Merger).

  If any stockholder who properly demands appraisal of his Appraisal Shares under Section 262 fails to perfect, or effectively withdraws or loses, his, her or its Appraisal Rights, the Appraisal Shares of such stockholder will be converted into the right to receive the consideration receivable with respect to such Appraisal Shares in accordance with the Merger Agreement. A stockholder will fail to perfect, or effectively lose or withdraw his, her or its right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the consummation of the Merger, or if the stockholder delivers to the Surviving Corporation a written withdrawal of his, her or its demand for appraisal. Any such attempt to withdraw an appraisal demand more than sixty (60) days after the consummation of the Merger will require the written approval of the Surviving Corporation.

  FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS (IN WHICH EVENT A STOCKHOLDER WILL BE ENTITLED TO RECEIVE THE CONSIDERATION RECEIVABLE WITH RESPECT TO SUCH APPRAISAL SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT). IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262, ATL CLASS B STOCKHOLDERS WHO ARE CONSIDERING OBJECTING TO THE MERGER SHOULD CONSULT THEIR OWN LEGAL ADVISORS.

                         TERMS OF THE MERGER AGREEMENT

  The following is a brief summary of certain provisions of the Merger Agreement, a copy of which is attached as Appendix A to this Proxy Statement/Prospectus and incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement. Stockholders of ATL are urged to read the Merger Agreement in its entirety for a more complete description of the Merger. In case of any conflict between the Merger Agreement and the summary set forth herein, the Merger Agreement will control.

THE MERGER

  The Merger Agreement provides that, following the approval and adoption of the Merger Agreement by the stockholders of ATL and the satisfaction or waiver of the other conditions to the Merger, Merger Sub will be merged with and into ATL, with ATL continuing as the surviving corporation and becoming a wholly-owned subsidiary of Quantum.

EFFECTIVE TIME

  Subject to the provisions of the Merger Agreement, Quantum, ATL and Merger Sub shall cause the Merger to be consummated by the filing, as soon as practicable on or after the Closing Date, of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware law. The Closing of the Merger shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement, or at such other time, date and location as the parties hereto agree in writing. The Closing is anticipated to occur on or about September 30, 1998.

CONVERSION OF SHARES IN THE MERGER; ASSUMPTION OF OPTIONS

  Each share of ATL Common Stock issued and outstanding immediately prior to the Effective Time, other than shares owned by Merger Sub, Quantum or any wholly owned subsidiary of Quantum, will be canceled and extinguished and automatically converted into the right to receive that number of shares of Quantum Common Stock equal to the Exchange Ratio determined by dividing (i) $29.00 by (ii) the Quantum Deemed Value (as defined below) (subject to adjustment as described below) upon surrender of the certificate representing such share of ATL Common Stock in the manner provided in the Merger Agreement (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required)). However, each share of ATL Common Stock held by ATL or owned by Merger Sub, Quantum or any direct or indirect wholly-owned subsidiary of ATL or Quantum immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof. For purposes of the Merger Agreement, "Quantum Deemed Value" shall mean the average closing price of Quantum Common Stock as reported on Nasdaq for the period consisting of the 45 trading days ending on and including the fourth trading day prior to the date of the ATL Special Meeting at which the Merger is approved (such 45-day period to be referred to hereinafter as the "Pricing Period"); provided, however, that the Quantum Deemed Value shall be subject to adjustment as discussed below.

  Subject to the provisions below, the Quantum Deemed Value shall be reduced (and the Exchange Ratio correspondingly increased) by an amount equal to 50% of the excess, if any, of the Interim Price over the Adjusted Base Price where, for purposes of such calculation, (i) the Interim Price shall be equal to the average closing price of Quantum Common Stock as reported on Nasdaq for the five (5) trading days beginning upon the commencement of the Pricing Period (the "Interim Period") and (ii) the Adjusted Base Price shall be equal to the average closing price of Quantum Common Stock as reported on Nasdaq for the five (5) trading days ending on and including May 18, 1998 (such average closing price to be referred to hereinafter as the "Unadjusted Base Price," and such five-day period referred to hereinafter as the "Base Period") increased by the greater of (a) the percentage by which the average HDD Index (as defined below) for the Interim Period exceeds the average of the HDD Index for the Base Period or (b) the percentage by which the average of the Nasdaq Composite Index for the Interim Period exceeds the average of the Nasdaq Composite Index for the Base Period; provided, however, that notwithstanding the foregoing, no adjustment shall be made to the Quantum Deemed Value (c) if the Adjusted Base Price is greater than or equal to the Interim Price, (d) if the Unadjusted Base Price is greater than or equal to the Quantum Deemed Value (as calculated prior to any adjustment pursuant to this paragraph) or (e) to the extent that any adjustment to the Quantum Deemed Value pursuant to this paragraph would cause such Quantum Deemed Value to be lower than the Unadjusted Base Price. The "HDD Index" for any period shall equal the sum of the daily closing sale prices per share of Seagate Technology Inc. and Western Digital Corp.

  Under the Merger Agreement, at the Effective Time, each ATL Stock Option will be assumed by Quantum. Each Assumed Option will continue to have, and be subject to, the same terms and conditions set forth in the applicable ATL stock option plan, except that (i) each ATL Stock Option will be exercisable (or will become exercisable in accordance with its terms) for the number of whole shares of Quantum Common Stock equal to the product of the number of shares of ATL Common Stock that were issuable upon exercise of such ATL Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio; (ii) the per share exercise price for the shares of Quantum Common Stock issuable upon exercise of such assumed ATL Stock Option will be equal to the quotient determined by dividing the exercise price per share of ATL Common Stock at which such ATL Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio; and (iii) 50% of the unvested ATL Stock Options held by persons other than certain executive officers named in the Merger Agreement shall immediately vest at the Effective Time. The balance of the unvested ATL Stock Options held by such person shall vest according to such options' vesting schedule existing immediately prior to the Effective Time.

  Each share of Common Stock, $0.0001 par value per share, of Merger Sub (the "Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time, shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.0001 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

ADJUSTMENT OF EXCHANGE RATIO

  The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Quantum Common Stock or ATL Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Quantum Common Stock or ATL Common Stock occurring on or after the date hereof and prior to the Effective Time.

NO FRACTIONAL SHARES

  No fraction of a share of Quantum Common Stock will be issued by virtue of the Merger, but in lieu thereof, each holder of shares of ATL Common Stock who would otherwise be entitled to a fraction of a share of Quantum Common Stock (after aggregating all fractional shares of Quantum Common Stock that otherwise would be received by such holder) shall be entitled to receive from Quantum an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction and (ii) the Quantum Deemed Value.

  No later than five (5) days after the Closing, Quantum will file a registration statement on Form S-8 to register the shares of Quantum Common Stock issuable with respect to the Assumed Options.

EXCHANGE AGENT; PROCEDURES FOR EXCHANGE OF CERTIFICATES

  Quantum has designated Harris Trust Company of California to act as the Exchange Agent under the Merger Agreement. As of the Effective Time, Quantum will deposit with the Exchange Agent for the benefit of the holders of shares of ATL Common Stock, certificates representing shares of the Quantum Common Stock to be issued pursuant to the Merger in accordance with the Merger Agreement.

  Promptly after the Effective Time, the Exchange Agent will send to each person or entity who was, at the Effective Time, a holder of record of certificates the shares represented by which were converted into the right to receive Quantum Common Stock, a letter of transmittal which (a) will specify that delivery of Quantum Common Stock will be effected and risk of loss and title to such certificates will pass, only upon actual delivery of such certificates to the Exchange Agent and (b) will contain instructions for use in effecting the surrender of the certificates. Upon surrender to the Exchange Agent of certificates for cancellation, together with such letter of transmittal duly executed, such holder will be entitled to receive in exchange
(i) a certificate representing the number of whole shares of Quantum Common Stock into which the ATL Common Stock represented by the surrendered certificate was converted at the Effective Time, (ii) cash in lieu of any fractional share of Quantum Common Stock and (iii) certain dividends and distributions described in the next paragraph, and the certificates so surrendered will then be canceled.

  No dividends or other distributions declared or made after the Effective Time with respect to the Quantum Common Stock with a record date after the Effective Time will be paid to any holder entitled by reason of the Merger to receive Quantum Common Stock and no cash payment in lieu of a fractional share of Quantum Common Stock will be paid to any such holder until such holder has surrendered its certificates as described above. Subject to applicable law, following surrender of any such certificate, such holder will be paid, in each case, without interest, (a) the amount of any dividends or other distributions previously paid with respect to the shares of Quantum Common Stock represented by the Quantum certificate received by such holder and having a record date on or after the Effective Time and a payment date prior to such surrender and (b) at the appropriate payment date, or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such shares of Quantum Common Stock and having a record date on or after the Effective Time but prior to such surrender and a payment date on or after such surrender.

  If any certificates representing shares of Quantum Common Stock or any cash is to be issued or paid to any Person other than the registered holder of the certificate surrendered in exchange therefor, it will be a condition to such exchange that such surrendered certificate will be properly endorsed and otherwise in proper form for transfer and such Person either (a) will pay to the Exchange Agent any transfer or other taxes required as a result of the issuance of such certificates of Quantum Common Stock and the distribution of such cash payment to such Person or (b) will establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Quantum or the Exchange Agent will be entitled to deduct and withhold from the consideration payable pursuant to the Merger Agreement to any holder of ATL Common Stock such amounts as Quantum or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Quantum or the Exchange Agent, such withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the holder of the shares of ATL Common Stock in respect of which such deduction and withholding was made by Quantum or the Exchange Agent. All amounts in respect of taxes received or withheld by Quantum will be disposed of by Quantum in accordance with the Code or such state, local or foreign tax law, as applicable.

  At the close of business on the day on which the Effective Time occurs, the stock transfer books of ATL will be closed and thereafter there will be no further registration of transfers of shares of ATL Common Stock on the records of ATL. From and after the Effective Time, the holders of shares of ATL Common Stock outstanding immediately prior to the Effective Time will cease to have any rights with respect to such shares except as otherwise provided herein or by applicable law. After the Effective Time, and until surrendered for shares of Quantum Common Stock as described above, Certificates which prior to the Effective Time represented ATL Common Stock converted in the Merger will be deemed for all purposes, other than the right to receive payments of dividends and distributions and cash in lieu of any fractional share of Quantum Common Stock, to represent only the right to receive, upon such surrender, the number of shares of Quantum Common Stock into which such ATL Common Stock was converted.

  STOCKHOLDERS OF ATL SHOULD NOT FORWARD THEIR CERTIFICATES WITH THE ENCLOSED PROXY, NOR SHOULD THEY RETURN THEIR ATL CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED A TRANSMITTAL LETTER.

OPERATIONS FOLLOWING THE MERGER

  Once the Merger is consummated, Merger Sub will cease to exist as a corporation, and all of the business, assets, liabilities and obligations of Merger Sub will be merged into ATL with ATL remaining as the Surviving Corporation. Following the Merger, ATL will continue to operate independently as a wholly-owned subsidiary of Quantum. The stockholders of ATL will become stockholders of Quantum, and their rights as stockholders will be governed by the Quantum Certificate of Incorporation, as amended, and the laws of the State of Delaware.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties of Quantum, ATL and Merger Sub relating, among other things, to (a) their incorporation, existence, good standing, corporate power and similar corporate matters; (b) their capitalization; (c) their authorization, execution, delivery and performance and the enforceability of the Merger Agreement and related matters; (d) the absence of conflicts, violations and defaults under their corporate charters and by-laws and certain other agreements and documents; (e) their pending or threatened litigation; and (f) the absence of any occurrence or event that could reasonably be expected to have a material adverse effect on the assets, business, financial condition, operations or prospects (a "Material Adverse Effect") of ATL, Quantum or Merger Sub, as applicable.

  ATL has provided certain additional representations and warranties, relating among other things, to (i) certain of its audited financial statements; (ii) the absence of undisclosed liabilities; (iii) ownership of its properties;
(iv) material contracts and no defaults thereunder; (v) its licenses and permits; (vi) its Intellectual Property Rights; (vii) tax matters; (viii) its employee benefits plans; (ix) certain employee matters; (x) environmental matters; (xi) capitalization of subsidiaries; (xii) the accuracy and completeness of certain information provided to Quantum; (xiii) basis of preparation of financial projections; and (xiv) accuracy and completeness of information contained in this Proxy Statement/Prospectus.

  Quantum and Merger Sub have also provided certain additional representations and warranties as to documents and reports filed by Quantum with the Commission and the accuracy and completeness thereof.

  All representations and warranties of Quantum, ATL and Merger Sub expire at the Effective Time.

CONDUCT OF QUANTUM'S AND ATL'S BUSINESS PRIOR TO THE MERGER

  During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the Effective Time, ATL has agreed (except to the extent that Quantum shall otherwise consent in writing) to carry on its business and to cause its subsidiaries to carry on their business in the ordinary course in substantially the same manner as previously conducted and in compliance in all material respects with all applicable laws and regulations, to pay their debts and taxes when due (subject to good faith disputes over such debts or taxes), to pay or perform other material obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact their present business organizations, keep available the services of their present officers and key employees, and preserve their relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing businesses of ATL and its subsidiaries at the Effective Time. ATL shall promptly notify Quantum of any event which materially adversely affects ATL, any of its subsidiaries, or their businesses.

  In addition, notwithstanding the above, ATL shall not, nor shall ATL permit any subsidiary to, do any of the following without the prior consent of
Quantum:

    (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

    (b) Grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing or made available to Quantum, or adopt any new severance plan;

    (c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to ATL Intellectual Property, or enter into grants to future patent rights, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;

    (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

    (e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of ATL or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

    (f) Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance delivery and/or sale of shares of ATL Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of the Merger Agreement.

    (g) Cause, permit or propose any amendments to its Certificate of Incorporation, By-laws or other charter documents (or similar governing instruments of any of its subsidiaries);

    (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of ATL or enter into any material joint ventures, strategic partnerships or alliances;

    (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of ATL, except sales of inventory in the ordinary course of business consistent with past practice;

    (j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of ATL, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

    (k) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

    (l) Make any payments outside of the ordinary course of business in excess of $50,000;

    (m) Except in the ordinary course of business, materially modify, amend or terminate any material contract or agreement to which ATL or any subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder;

    (n) Enter into any material contracts, agreements, or obligations relating to the distribution, sale, license or marketing by third parties of ATL's products or products licensed by ATL other than in the ordinary course of business consistent with past practice;

    (o) Materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

    (p) Engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code; or

    (q) Agree in writing or otherwise to take any of the actions described in
  (a) through (p) above.

  During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the Effective Time, Quantum shall not do any of the following without the prior consent of ATL:

    (a) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; provided, however, that Quantum may effect repurchases of up to 14,000,000 shares of its Common Stock in accordance with Rule 10b-18 under the Exchange Act or pursuant to private transactions;

    (b) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Quantum or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof; provided, however, that Quantum may effect repurchases of up to 14,000,000 shares of its Common Stock in accordance with Rule 10b-18 under the Exchange Act or pursuant to private transactions;

    (c) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Quantum or enter into any material joint ventures, strategic partnerships or alliances; provided, however, that the foregoing restrictions shall only apply to the extent that the contemplated transaction could reasonably be expected to directly cause a delay of the consummation of the Merger;

    (d) Engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code; or

    (e) Materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices; provided, however, that the foregoing restrictions shall only apply to the extent that the contemplated transaction could reasonably be expected to directly cause a delay of the consummation of the Merger.

NO SOLICITATION

  Subject to the provisions of the Merger Agreement summarized in the next following paragraph, from the date of the Merger Agreement until the earlier of the Effective Date or the termination of the Merger Agreement pursuant to its terms, neither ATL nor any of its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to (i) solicit, initiate or encourage the making, submission or announcement of any Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning ATL or any of its subsidiaries to, or afford any access to the properties, books or records of ATL or any of its subsidiaries to, or enter into any agreement or understanding with, any person, entity or group (other than Quantum and its affiliates, agents and representatives), in connection with any Acquisition Proposal, (iii) engage in any discussions with any person with respect to any Acquisition Proposal, except as to the existence of these provisions, (iv) subject to the limitations set forth in the paragraphs below, approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Acquisition Transaction (as defined below); provided, however, that prior to the approval of the Merger Agreement by the required ATL stockholder vote, this shall not prohibit ATL from furnishing nonpublic information regarding ATL and its subsidiaries to, entering into a confidentiality agreement with or entering into discussions with, any person or group in response to a Superior Proposal (as defined below) submitted by such person or group (and not withdrawn) if (1) neither ATL nor any representative of ATL and its subsidiaries shall have violated any of the restrictions set forth herein, (2) the Board of Directors of ATL concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of ATL to comply with its fiduciary obligations to ATL's stockholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into discussions with, such person or group, ATL gives Quantum written notice of the identity of such person or group and of ATL's intention to furnish nonpublic information to, or enter into discussions with, such person or group and ATL receives from such person or group an executed confidentiality agreement containing terms, conditions and limitations, substantially similar to those contained in the Mutual Confidentiality Agreement, dated as of November 21, 1997 between Quantum and ATL, on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of ATL, and (4) contemporaneously with furnishing any such nonpublic information to such person or group, ATL furnishes such nonpublic information to Quantum (to the extent such nonpublic information has not been previously furnished by ATL to Quantum). ATL and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. In addition to the foregoing, ATL shall provide Quantum with at least forty-eight (48) hours prior written notice of any meeting of ATL's Board of Directors at which ATL's Board of Directors is reasonably expected to recommend, approve or authorize a Superior Proposal and together with such notice a copy of the then-current draft of the definitive documentation relating to such Superior Proposal.

  For purposes of the Merger Agreement, "Acquisition Proposal" means any offer or proposal (other than an offer or proposal by Quantum) relating to any Acquisition Transaction. For the purposes of the Merger Agreement, "Acquisition Transaction" means any transaction or series of related transactions other than the transactions contemplated by the Merger Agreement involving: (i) any merger, consolidation, sale of substantial assets or similar transactions involving ATL or any of its subsidiaries (other than sales of assets or inventory in the ordinary course of business or as permitted under the terms of the Merger Agreement), (ii) sale by ATL of any shares of capital stock of ATL (including without limitation by way of a tender offer or an exchange offer) except as may be permitted pursuant to
Article 4 of the Merger Agreement, (iii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 10% or more of the then outstanding shares of capital stock of ATL (except for acquisitions for passive investment purposes of not more than 15% of the then outstanding shares of capital stock of ATL only in circumstances where the person or group qualifies for and files a Schedule 13G with respect thereto and does not become obligated to file a
Schedule 13D), (iv) any liquidation or dissolution of ATL, or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

  Notwithstanding the above provisions, nothing in the Merger Agreement prevents the Board of Directors of ATL from withholding, withdrawing, amending or modifying its recommendation in favor of the Merger if (i) a Superior Proposal (as defined below) is made to ATL and is not withdrawn, (ii) neither ATL nor any of its representatives shall have violated any of the restrictions set forth above, and (iii) the Board of Directors of ATL or any committee thereof concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Proposal, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the Board of Directors of ATL or any committee thereof to comply with its fiduciary obligations to ATL's stockholders under applicable law. For purposes of the Merger Agreement ("Superior Proposal") shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving ATL pursuant to which the ATL stockholders immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by ATL of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 50% of the fair market value of ATL's business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by ATL), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of ATL, on terms that the Board of Directors of ATL determines, in its reasonable judgment, after consultation with its financial advisor, to be more favorable to ATL stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Superior Proposal" if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the judgment of ATL's Board of Directors to be obtained by such third party on a timely basis.

  In addition to the obligations of ATL as described above, ATL, as promptly as practicable, will advise Quantum orally and in writing of any request for non-public information which ATL reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry with respect to or which ATL reasonably should believe would lead to any Acquisition Proposal; the material terms and conditions of such request, Acquisition Proposal or inquiry; and the identity of the person or group making any such request, Acquisition Proposal or inquiry. ATL will keep Quantum informed in all material respects of the status and details (including material amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

CONDITIONS TO THE MERGER

  The respective obligations of each party to the Merger Agreement to effect the Merger are subject to the satisfaction at or prior to the Closing Date of the following conditions: (i) the Merger Agreement and the Merger and other transactions contemplated thereby shall have been approved and adopted by ATL's stockholders by the requisite vote under applicable law and ATL's Certificate of Incorporation; (ii) the SEC shall have declared the Registration Statement effective and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC; (iii) no governmental entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained; (iv) Quantum and ATL shall each have received written opinions from legal counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code; and
(v) the shares of Quantum Common Stock issuable to ATL stockholders pursuant to Merger and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on Nasdaq upon official notice of issuance.

  In addition, the obligation of ATL to consummate and effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by
ATL: (i) Each representation and warranty of Quantum and Merger Sub contained in the Merger Agreement shall have been true and correct as of the date of the Merger Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except for changes contemplated by the Merger Agreement and for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date), and except, with regard to the foregoing clauses, in such cases where the failure to be so true and correct would not have a Material Adverse Effect on Quantum (it being understood that, for purposes of determining the accuracy of such representations and warranties, all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and any update of or modification to the Quantum Schedules made or purported to have been made after the date of the Merger Agreement shall be disregarded) and ATL shall have received a certificate with respect to the foregoing signed on behalf of Quantum by an authorized agent of Quantum; (ii) Quantum and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Closing Date, and ATL shall have received a certificate to such effect signed on behalf of Quantum by an authorized officer of Quantum; and (iii) no Material Adverse Effect with respect to Quantum shall have occurred since the date of the Merger Agreement.

  Further, the obligations of Quantum and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Quantum: (i) each representation and warranty of ATL contained in the Merger Agreement shall have been true and correct as of the date of the Merger Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for changes contemplated by the Merger Agreement and for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct and except, with regard to the foregoing clauses and, in such cases (other than with respect to certain enumerated representations and warranties) where the failure to be so true and correct would not have a Material Adverse Effect on ATL as of such particular date (it being understood that, for purposes of determining the accuracy of such representations and warranties, all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and any update of or modification to ATL Schedules made or purported to have been made after the date of the Merger Agreement shall be disregarded) and Quantum shall have received a certificate with respect to the foregoing signed on behalf of ATL by the Chief Executive Officer and the Chief Financial Officer of ATL; (iii) ATL shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it at or prior to the Closing Date, and Quantum shall have received a certificate to such effect signed on behalf of ATL by the Chief Executive Officer and the Chief Financial Officer of ATL; (iv) no Material Adverse Effect with respect to ATL and the Subsidiaries shall have occurred since the date of the Merger Agreement; (v) each of the persons listed on Exhibit C-1 of the Merger Agreement shall have entered into the Noncompetition Agreement and each of such agreements will be in full force and effect as of the Effective Time; (vi) ATL shall have obtained all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby in connection with the agreements, contracts, licenses or leases set forth in the Merger Agreement; and (vii) all actions necessary to extinguish and cancel all outstanding Rights (as defined in that certain Rights Agreement (the "ATL Rights Plan") dated as of March 11, 1998, between ATL and BankBoston, N.A., as Rights Agent, as amended) or render such Rights inapplicable to the Merger shall have been taken.

TERMINATION OF THE MERGER AGREEMENT

  The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approval of the stockholders of
ATL: (i) by mutual written consent duly authorized by the Boards of Directors of Quantum and ATL; (ii) by either ATL or Quantum if the Merger shall not have been consummated by November 18, 1998 for any reason; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of any covenant set forth in this Agreement; (iii) by either ATL or Quantum if a governmental entity shall have issued an order, decree or ruling or taken any other action in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable; (iv) by either ATL or Quantum if the required approvals of the stockholders of ATL contemplated by the Merger Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of ATL's stockholders duly convened therefor or at any adjournment thereof (provided that the right to terminate the Merger Agreement for failure to obtain ATL stockholder approval shall not be available to ATL where the failure to obtain approval of ATL's stockholders shall have been caused by the action or failure to act of ATL in breach of any covenant in the Merger Agreement); (v) by Quantum, if (a) the Board of Directors of ATL shall have withheld, withdrawn or modified in a manner adverse to Quantum its recommendation in favor of adoption and approval of the Merger Agreement or the Merger, (b) ATL shall have failed to include in the Proxy Statement/Prospectus the recommendation of the ATL Board in favor of the Merger and the Merger Agreement, (c) a tender or exchange offer relating to securities of ATL shall have been commenced by a person unaffiliated with Quantum and ATL and the ATL Board fails to reaffirm its recommendation in favor of the adoption and approval of the Merger Agreement and the approval of the Merger within ten (10) business days after Quantum requests in writing at any time that such recommendation be reaffirmed, (d) the ATL Board or any committee thereof shall have approved or publicly recommended any Acquisition Proposal; or (e) a tender or exchange offer relating to securities of ATL shall have been commenced by a person unaffiliated with Quantum and ATL shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that ATL recommends rejection of such tender or exchange offer; (vi) by ATL, upon a breach of any representation, warranty, covenant, or agreement on the part of Quantum set forth in the Merger Agreement, or if any representation or warranty of Quantum shall have become untrue, provided, that if such inaccuracy in Quantum's representations and warranties or breach by Quantum is curable by Quantum through the exercise of its commercially reasonable efforts, then ATL may not terminate the Merger Agreement under this section for thirty (30) days after notice from ATL of such breach, provided that Quantum continues to exercise such commercially reasonable efforts to cure such breach; (vii) by Quantum, upon a breach of any representation, warranty, covenant or agreement on the part of the ATL set forth in the Merger Agreement, or if any representation or warranty of ATL shall have become untrue, provided, that if such inaccuracy in ATL's representations and warranties or breach by ATL is curable by ATL through the exercise of its commercially reasonable efforts, then Quantum may not terminate the Merger Agreement under this section for thirty (30) days after notice from Quantum of such breach, provided that ATL continues to exercise such commercially reasonable efforts to cure such breach; (viii) by ATL, if the ATL Board or any committee thereof shall have approved or publicly recommended any Superior Proposal.

BREAK UP FEE

  If the Merger Agreement is terminated (i) by Quantum, because either (a) the Board of Directors of ATL shall have withheld, withdrawn or modified in a manner adverse to Quantum its recommendation in favor of adoption and approval of the Merger Agreement or the Merger, (b) ATL shall have failed to include in the Proxy Statement/Prospectus the recommendation of the ATL Board in favor of the Merger and the Merger Agreement, (c) a tender or exchange offer relating to securities of ATL shall have been commenced by a person unaffiliated with Quantum and ATL and the Board of Directors of ATL fails to reaffirm its recommendation in favor of the adoption and approval of the Merger Agreement and the approval of the Merger within ten (10) business days after Quantum requests in writing at any time that such recommendation be reaffirmed, (d) the ATL Board or any committee thereof shall have approved or publicly recommended any Acquisition Proposal, or (e) a tender or exchange offer relating to securities of ATL shall have been commenced by a person unaffiliated with Quantum and ATL shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that ATL recommends rejection of such tender or exchange offer; or (ii) by ATL, if the Board of Directors of ATL or any committee thereof shall have approved or publicly recommended any Superior Proposal, then ATL shall pay to Quantum an amount equal to $6.0 million in immediately available funds.

  Payment of the $6.0 million fee described above shall not be in lieu of damages incurred in the event of a willful breach of the Merger Agreement by ATL.

  Except as set forth above, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Quantum and ATL shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing of this Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

FEES AND EXPENSES

  Except for printing expenses and filing fees, which will be shared equally, Quantum and ATL will each pay its own costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby, whether or not the Merger is consummated.

AMENDMENT

  The Merger Agreement may be amended by the parties thereto upon the taking of requisite corporate action.

WAIVER

  At any time prior to the Effective Time, the Merger Agreement permits a party by appropriate action, to extend the time for compliance by or waive performance of any representation, warranty, agreement, condition or obligation of any other party.

RELATED AGREEMENTS

  Voting Agreement. As an inducement to Quantum to enter into the Merger Agreement, Kevin C. Daly, the Chief Executive Officer and President of ATL, has entered into a Voting Agreement dated as of May 18, 1998 (the "Voting Agreement") with Quantum, and, by executing the Voting Agreement, irrevocably appointed Quantum's (or any nominee of Quantum) as his lawful attorney and proxy. Such proxy gives Quantum's Board of Directors the limited right to vote the shares of ATL Common Stock beneficially owned by Dr. Daly (including any shares of ATL Common Stock that Dr. Daly acquires after the time he entered into the Voting Agreement) (collectively, the "Shares").

  In exercising its right to vote the Shares as lawful attorney and proxy of Dr. Daly, Quantum (or any nominee of Quantum) will be limited, at every ATL stockholders meeting and every written consent in lieu of such meeting, to vote the Shares (i) in favor of approval of the Merger and the Merger Agreement and (ii) against approval of any proposal made in opposition to or in competition with the consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than Quantum and any liquidation or winding up of ATL. Dr. Daly may vote his own shares himself on all other matters. The Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) such date as the Merger Agreement shall be terminated in accordance with its terms (the "Expiration Date"). Dr. Daly has agreed not to transfer his Shares prior to the Expiration Date.

  Affiliate Agreements. ATL will use its commercially reasonable efforts to deliver or cause to be delivered to Quantum, as promptly as practicable on or following the date of the Merger Agreement, from each member of the ATL Board, certain officers of ATL and certain stockholders of ATL (in the reasonable judgment of ATL, affiliates of ATL within the meaning of Rule 145 promulgated under the Securities Act (each an "ATL Affiliate")) an executed ATL Affiliate Agreement that will be effective as of the Effective Time. Accordingly, Quantum will be entitled to place appropriate legends on the certificates evidencing any Quantum Common Stock to be received by an ATL Affiliate pursuant to the terms of the Merger Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Quantum Common Stock, consistent with the terms of ATL Affiliate Agreement. Pursuant to such agreements, such directors, officers and stockholders will have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of ATL Common Stock to be received by them in the Merger and will have made certain representations pertaining to the

"continuity of interest" requirements so as to qualify the Merger as a reorganization within the meaning of Section 368 of the Code.

  Noncompetition Agreements. It is a condition to the Merger that certain ATL employees enter into Noncompetition Agreements for the benefit of Quantum and the Surviving Corporation. The Noncompetition Agreements provide that, from the Effective Date until the earlier of thirty-six (36) months after the Effective Date and twelve (12) months from the date of such employee's termination of employment by Quantum or any subsidiary of Quantum for any reason, such employee shall not, directly or indirectly, engage or invest in, own, manage, operate, finance, control or participate in the ownership, management, operation, financing or control of, be employed by, associated with, or in any manner connected with, lend his name or any similar name to, lend his credit to, or render services or advice to, any business whose products, product development, services or other activities compete in any respect with the products, product development, services or other activities of or offered by Quantum, as such existed at or before the Effective Date; provided, however, that nothing in the Noncompetition Agreement shall prevent such employee from owning as a passive investment less than 3% of the outstanding shares of the capital stock of a publicly-held company if such shares are actively traded on an established national securities market in the United States. Notwithstanding the foregoing, in the event that the employee's employment is terminated other than for Cause (as defined below), the noncompetition period shall end six (6) months following the termination of the employee's employment with the Quantum or ATL. For purposes of the Noncompetition Agreement, "Cause" shall mean termination by Quantum or ATL (i) because of the employee's commission of a felony involving moral turpitude,
(ii) the willful, unauthorized disclosure of Quantum's or ATL's trade secrets, or (iii) following delivery to the employee of a written demand for performance from Quantum or ATL which describes the basis for Quantum's or ATL's belief that the employee has not substantially performed his duties, or engaged in continued violations of his obligations to Quantum or ATL which are demonstrably willful and deliberate on the employee's part.

                             OTHER RELATED MATTERS

REGULATORY MATTERS

  Consummation of the Merger is subject to compliance with the HSR Act. On June 15, 1998, Quantum and ATL filed the notifications required under the HSR Act, as well as certain information required to be furnished to the FTC and the Antitrust Division. The waiting period applicable to the Merger under the HSR Act expired on July 15, 1998. The Merger is also subject to satisfaction of the requirements of federal securities laws and applicable securities and "blue sky" laws of the various states.

ACCOUNTING TREATMENT

  The Merger is intended to qualify as a purchase for financial reporting purposes in accordance with GAAP. On a preliminary basis, Quantum estimates goodwill and other intangibles of approximately $130 million will result from the Merger, which will result in annual amoritzation expense of approximately $13 million (assuming an average life of ten years). Quantum expects to recognize a significant charge upon closing of the Merger for acquired in-process research and development.

NASDAQ LISTING

  It is a condition to the Merger that the shares of Quantum Common Stock to be issued in connection with the Merger be approved for quotation on Nasdaq. A notice of listing has been filed for listing such shares of Quantum Common Stock on Nasdaq.

RESALES OF QUANTUM COMMON STOCK

  The shares of Quantum Common Stock issuable to stockholders of ATL upon consummation of the Merger have been registered under the Securities Act. Such shares may be freely traded without restriction by all former holders of ATL Common Stock who (i) are not deemed to be "affiliates" of ATL at the time of the ATL Special Meeting (as "affiliates" is defined for purposes of Rule 145 under the Securities Act) and (ii) who do not become "affiliates" of Quantum after the Merger.

  Shares of Quantum Common Stock received by those stockholders of ATL who are deemed to be affiliates of ATL may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. The Merger Agreement requires ATL to use its best efforts to cause its affiliates to enter into agreements not to make any public sale of any Quantum Common Stock received upon consummation of the Merger, except in compliance with Rule 145 under the Securities Act. See "TERMS OF THE MERGER AGREEMENT--Related Agreements" above. In general, Rule 145, as currently in effect, imposes restrictions on the manner in which such affiliates may make resales of Quantum Common Stock that such affiliate and others (including persons with whom the affiliates act in concert) may sell within any three-month period. These restrictions will generally apply for at least a period of one year after the Merger (or longer if the person is an affiliate of Quantum).

  This Proxy Statement/Prospectus does not cover any resales of Quantum Common Stock received by persons who are deemed to be affiliates of ATL.

            COMPARISON OF RIGHTS OF STOCKHOLDERS OF QUANTUM AND ATL

  After consummation of the Merger, the holders of ATL Common Stock who receive Quantum Common Stock under the terms of the Merger Agreement will become stockholders of the Quantum. As stockholders of ATL, their rights are presently governed by Delaware law, by the ATL Certificate of Incorporation, as amended (the "ATL Certificate"), and by ATL's By-laws (the "ATL By-laws"). As stockholders of the Quantum, their rights will be governed by Delaware law, by Quantum's Certificate of Incorporation, as amended (the "Quantum Certificate"), and by Quantum's By-laws, as amended (the "Quantum By-laws"). The following discussion summarizes the material differences between the rights of holders of ATL Common Stock and holders of Quantum Common Stock and differences between the charters and by-laws of ATL and Quantum. This summary does not purport to be complete and is qualified in its entirety by reference to the ATL Certificate and ATL By-laws, the Quantum Certificate and the Quantum By-laws, and the relevant provisions of Delaware law.

  Special Meeting of the Stockholders. Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the by-laws. The ATL By-laws provide that special meetings of the stockholders may be called by the President, by the Secretary at the request in writing of the President, by a majority of the members of the Board of Directors or by the holders of at least 20% of the total voting power of all outstanding shares of stock entitled to vote. The Quantum By-Laws provide that special meetings of the stockholders may be called by resolution of the Board of Directors or by the holders of shares entitled to cast not less than 10% of the votes at a special meeting of stockholders.

  Notice of Special Meeting. The ATL By-laws provide that as soon as reasonably practicable after receipt of a request for a special meeting, written notice, stating the place, date (which shall be not less than ten (10) nor more than sixty (60) days from the date of the notice) and hour of the special meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such special meeting. The Quantum By-laws provide that if a special meeting is called by any person or persons other than the Board of Directors, the officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote. A meeting will be held not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request.

  Action by Written Consent of Stockholders. Under Delaware law, unless the certificate of incorporation provides otherwise, any action to be taken by stockholders may be taken without a meeting, without prior notice, and without a vote, if the stockholders having the number of votes that would be necessary to take such action at a meeting at which all stockholders were present and voted consent to the action in writing. Neither the ATL Certificate nor the Quantum Certificate eliminate actions by written consent of the stockholders.

  Stockholder Proposals for Meetings. The ATL By-laws provide that at any meeting of the stockholders, to be timely, a stockholder's notice must be delivered to or mailed and received at the principal place of business of the corporation not less than thirty (30) days nor more than sixty (60) days prior to the meeting; provided, however, that in the event that less than forty (40) days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. The Quantum By-laws provide that, to be timely, a stockholder's notice must be delivered to or mailed and received at the principal place of business of the corporation not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than fifty (50) days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

  Cumulative Voting. The ATL Certificate and By-laws do not provide for cumulative voting in elections of directors. Without cumulative voting, the holders of a majority of the shares present at any annual meeting will be able to elect all of the directors to be elected at that meeting, and no person could be elected without the support of a majority of the stockholders. Thus, a person or persons holding shares or proxies representing less than a majority of the shares present will not be able to elect any directors as they might if cumulative voting were applicable. The Quantum Certificate and the Quantum By-laws provide for cumulative voting by stockholders in elections of directors. The Quantum Bylaws require that timely notice be given of any stockholder's intention to cumulate votes.

  Nominations for Board of Directors, Advance Notice of Stockholder Nominees and Cumulative Voting. The ATL By-laws provide that nominations for election to the Board of Directors must be made by the Board of Directors or by any stockholder of any outstanding class of capital stock of the corporation entitled to vote for the election of directors. Nominations, other than those made by the Board of Directors of Quantum, must be preceded by notification in writing received by the Secretary of the corporation not less than sixty (60) days nor more than ninety (90) days prior to any meeting of stockholders called for the election of directors. The Quantum By-laws provide that nominations of persons for election to the Board of Directors of the corporation, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of Quantum. Timely notice must also be given of any stockholder's intention to cumulate votes in the election of directors at a meeting. In either case, to be timely, a stockholder's notice is deemed delivered to or mailed and received at the principal executive officers of the corporation not less than twenty (20) days nor more than sixty (60) days prior to the meeting; provided, however, that in the event less than thirty (30) days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

  Number of Directors. The ATL By-laws provide that the number of directors shall be fixed from time to time by resolution of the ATL Board or by the stockholders at an annual meeting of ATL, but in no event shall be less than four nor more than seven. The ATL Board is currently fixed at five (5) members. The Quantum By-laws provide that the number of directors shall be set at seven and, thereafter, may be changed by a duly adopted amendment to the Quantum Certificate or by an amendment to the Quantum By-laws adopted by the vote or written consent of a majority of the stock issued and outstanding and entitled to vote or by resolution of a majority of the Board of Directors.

  Removal of Directors. The ATL Certificate and By-laws do not address the removal of directors. However, under Delaware law, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors except in the case of a corporation with cumulative voting. Quantum's By-laws provide for removal of directors consistent with Delaware law. Stockholders of ATL are not entitled to cumulate their votes. Thus, any director or the entire Board of Directors of ATL may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote in an election of directors. Stockholders of Quantum are entitled to cumulative voting. If less than the entire Board of Directors of Quantum is to be removed, no director of Quantum may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors of Quantum. Accordingly, it is more difficult to remove a director from Quantum's Board of Directors.

  Exculpation of Directors. Each of Quantum and ATL has included in its Certificate of Incorporation a provision which eliminates the personal liability of its directors from monetary damages resulting from a breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

  Indemnification of Directors, Officers and Others. The ATL By-laws require indemnification of its directors, officers, employees and agents to the maximum extent and in the manner permitted by the DGCL. The Quantum By-laws require indemnification of a director or officer if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Pursuant to the Quantum By-laws, the termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had a reasonable cause to believe that his conduct was unlawful.

  Amendment, Repeal of By-laws. Both the ATL Certificate and the Quantum Certificate provide that the By-laws can be amended or repealed either by the affirmative vote of the holders of a majority of the outstanding voting shares or by the Board of Directors.

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

                    CERTAIN INFORMATION CONCERNING QUANTUM

  Quantum designs, develops, and markets information storage products, including high-performance, high-quality half-inch cartridge tape drives, tape media, tape autoloaders and libraries, hard disk drives and solid state disk drives. The half-inch cartridge tape drives and solid state disk drives are manufactured by the Company. The Company combines its engineering and design expertise with the high-volume manufacturing capabilities of MKE, its exclusive manufacturing partner, to produce high-quality hard disk drives. MKE manufactures all of Quantum's hard disk drives. Quantum was incorporated as a California corporation in February 1980, and reincorporated as a Delaware corporation in April 1987. Quantum's principal executive offices are located at 500 McCarthy Boulevard, Milpitas, California 95035, and its telephone number is (408) 894-4000. See "INFORMATION INCORPORATED BY REFERENCE."

                      CERTAIN INFORMATION CONCERNING ATL

                                 ATL BUSINESS

  The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or anticipated results. See "FORWARD-LOOKING STATEMENTS."

GENERAL

  ATL designs, manufactures, markets and services automated magnetic tape libraries used to manage, store and transfer data in networked computing environments. ATL is a leading provider of DLT automated tape libraries for the high end of the networked computing market (one terabyte capacity and above). ATL's products provide high performance, reliable, cost effective and scalable storage solutions for organizations requiring the backup, archival and recovery of critical computer data.

  ATL's products incorporate DLT tape drives as well as ATL's proprietary IntelliGrip cartridge handling system, providing end users with rapid and reliable access to computer data across a wide variety of networks. ATL's proprietary robotics system within each automated tape library provides additional speed and reliability due to the accurate and timely manner in which tape cartridges are loaded and unloaded into the DLT drives. ATL's products are compatible with commonly used network operating systems, protocols and topologies as well as with a broad range of storage management software. In addition, these products are highly scaleable and permit flexible configuration. For example, ATL's 2640 Series is capable of storing 9.2 terabytes of data as a standalone unit or up to 46 terabytes of data with the SystemLink Option, which links up to five 2640 units together for larger storage requirements.

INDUSTRY BACKGROUND

  Cartridge based magnetic tape has gained increased popularity for backing up, archiving and recovering data in distributed computing environments due to its cost effectiveness, high reliability and its ability to provide nearline availability of data. Magnetic tape solutions have evolved considerably over the past twenty years and have historically included two distinct technologies: linear recording technology such as the 3480 and QIC which provided high data integrity and rapid data accessibility but relatively low storage density; and helical tape technology such as the 8 mm and 4 mm tape systems which provided higher density, but generally resulted in lower data transfer rates, increased maintenance requirements, less effective access to random data and reduced data integrity.

  DLT, a tape format introduced by Digital Equipment Corporation in 1993 and acquired by Quantum in 1994, incorporates the key advantages of linear recording and helical tape technologies into a single technology. DLT is a high performance, half inch, linear serpentine recording tape solution designed to meet the capacity and reliability needs of high duty cycle applications such as network server backup devices, midrange applications, multimedia processes and online transactions. ATL believes DLT tape drives offer certain performance, durability, error correction, cost and reliability advantages over competitive technologies, including high speed data transfer rates, greater capacity and better data integrity than other tape formats, and, in general, represent a balance between price and performance for the distributed computing environment.

  In selecting alternatives for the protection, management and storage of data, network administrators are primarily concerned with providing a storage solution that meets their own needs for availability and capacity. To provide a complete storage solution, however, tape library systems must also meet the demanding needs of users relying on the network on a continuing basis. Therefore, key criteria used to evaluate storage alternatives also include the following: (i) reliability of the mechanical assemblies which handle and transport storage media, (ii) the degree of system automation, (iii) the compatibility with existing network operating systems, protocols and topologies, (iv) the expandability and upgradeability of the storage device over time, (v) the expected life cycle of the product, and (vi) the physical configuration of the equipment. All of these factors must be considered in the context of the overall operational cost of a given storage system, which includes both the upfront cost of a particular storage system, as well as the annual cost of operating, maintaining and supporting the systems and its users.

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

PRODUCTS

  ATL's product families consist of the 7100, the 520, the 2640 and the P1000 Automated DLT Library Series. Within each product family, customers may specify the type and quantity of DLT drives, the maximum number of cartridges and a number of interface options. ATL's products are compatible with major hardware platforms including Sun Microsystems, DEC, Hewlett-Packard, IBM, Auspex and Data General, and are supported by most major UNIX and NT storage management software applications.

  ATL's products incorporate electromechanical and robotic systems under the precise digital control of dedicated electronics utilizing the Motorola 68332 microcontroller. These electronics control the robot, load port, tape drives, control panel, position sensors and environmental sensors. The products also include a wide variety of SCSI-2 interfaces configured to meet specific needs of end users. The wide SCSI-2 interface permits data transfer at rates up to 20 megabytes per second on each host connection. The assignment of the library and drives among the SCSI interfaces may be selected at installation of the products. The products permit sharing of the library among several hosts to permit, for example, concurrent backup from several local area networks.

  All of ATL's current products are based upon DLT technology which is a high performance, half inch, linear tape solution. ATL currently offers four series of products with a range of performance characteristics: the 7100 Series, the 520 Series, the 2640 Series and the P1000 Series. All product series can be configured utilizing either DLT 4000 or DLT 7000 drives.

 P1000 Series

  The P1000 Series is a compact DLT library series which can support up to 32 DLT tape cartridges and up to four DLT tape drives. The P1000 Series is ATL's first library series to incorporate ATL's announced Prism Library Architecture. ATL commenced shipments of the P1000 Series products in December 1997. The P1000, which is available in both standalone and rack-mount configurations, offers a compact one terabyte solution with backup performance up to 72 gigabytes per hour. The size and density of the P1000 Series products permits effective integration with rack-mount servers with disk capacities of 150 gigabytes or greater. The Prism Library Architecture of the P1000 permits efficient upgrades of the products to incorporate new features such as FibreChannel interfaces as they become available at a system level by the use of industry-standard PCI (Personal Computer Interconnect) electronic cards. The P1000 is intended for modest size network applications which are experiencing rapid growth. The P1000 is the first ATL library to incorporate a fully-integrated touch screen control panel for both operational and service functions and is supported by both Unix and NT storage management software products. The P1000 Series products support "hot swap" of DLT drives for enhanced system availability and are intended to support other advanced Prism Library Architectures features as they become available. A fully configured P1000 library achieving 2:1 data compression generally can backup a 150 gigabyte database in approximately one hour. The end user list prices for products in the P1000 Series generally range from approximately $25,000 to approximately $50,000 depending primarily upon drive configuration.

 7100 Series

  In March 1997, ATL commenced shipping of its 7100 Series, which affords a cost effective solution for enterprise system administrators by providing multi-terabyte backup and archiving capability in a compact system configuration, with a high degree of commonality with the products in the 520 Series in terms of parts, operations and training. The 7100 Series was designed for network environments requiring online disk capacities which will exceed 250 gigabytes in the near future. The products in the 7100 Series are particularly appropriate for environments which already contain products in the 520 Series due to the high degree of operational and support compatibility between these two product families. The 7100 Series also represents an attractive choice for rapidly growing network environments as a result of the relatively low entry costs of these products and the significant potential offered for cost effective field upgrades.

  The 7100 Series currently includes twelve product configurations which contain between two and seven DLT4000 or DLT7000 drives and are available with either a 68 or 100 maximum cartridge capacity. The 7100 Series delivers capacity ranging from 1.4 to 3.5 terabytes and backup performance of up to 126 gigabytes per

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

hour. A fully configured 7100 library achieving a 2:1 data compression generally can backup a one terabyte database in only four hours. In addition, the 7100 Series libraries can provide room for seven generations of a single terabyte backup. The 7100 Series also includes several advanced features such as a touch screen control panel with a browser-like GUI for "point-and-click" library management as well as enhanced access to both the DLT drives and cartridges. The 7100 Series will also permit "hot swap" of the DLT drives during library operation to maximize library availability. The end user list prices for products in the 7100 Series typically will from approximately $65,000 to approximately $130,000 depending primarily on drive configuration.

 520 Series

  ATL introduced the 520 Series departmental libraries in 1995 for Unix network environments. The 520 Series was designed specifically for the DLT 4000 and DLT 7000 drive technology. The 4/52 and 2/28 models of the 520 Series are designed for the demanding networked computing environment. The 4/52 models primarily address high speed backup, archiving and hierarchical storage management applications while the 2/28 models are used by companies making the transition from single drive to multiple drive data storage management and are easily upgradeable to address future requirements.

  The 520 Series currently includes sixteen product configurations which contain either two or four DLT 4000 or DLT 7000 drives and are available with either a 28 or 52 maximum cartridge capacity. The 520 Series delivers capacity ranging from 0.6 to 1.8 terabytes and backup performance of up to 72 gigabytes per hour. All of the products in the 520 Series have demonstrated extremely high field reliability and have achieved DLT drive reliability which exceeds the manufacturer's specifications. The end user list prices for products in the 520 Series generally range from approximately $50,000 to approximately $75,000 per library depending primarily on drive configuration.

 2640 Series

  The 2640 Series was ATL's first product family to incorporate DLT technology. The 2640 was originally developed pursuant to a strategic alliance with DEC in 1993. The basic architecture of the 2640 was adapted from ATL's earlier developments in midrange 3480 and 3490 tape libraries. The 2640 Series is sold primarily to the data intensive midrange segment of the market. The 2640 Series products are used by companies which require unattended backup of large quantities of data in a safe, reliable manner and by organizations which have migrated to more demanding HSM applications. The flexible design of the 2640 Series may be adapted to a variety of configurations to deal with large amounts of data and is easily upgraded to meet future needs in terms of both data capacity and transfer rate.

  Libraries in the 2640 Series are controlled by the host computer through either an RS-232C or a SCSI-2 interface. Products in the 2640 Series may be integrated into configurations of up to five units which can be operated as a single library to accommodate significant growth in end user requirements. The 2640 Series currently includes nine product configurations which contain between three and nine DLT 4000 or DLT 7000 drives and have maximum capacities ranging from 88 to 264 cartridges. The 2640 Series delivers capacity ranging from 1.8 to 9.2 terabytes per unit and backup performance of up to 162 gigabytes per hour per unit. End user configurations of up to five units in the 2640 Series can be created with the SystemLink option either at system installation, or at a later time as requirements grow. The end user list prices for products in the 2640 Series generally range from approximately $75,000 to approximately $155,000 depending primarily on drive configuration.

PRODUCTS UNDER DEVELOPMENT

  The P1000 and all of ATL's products introduced subsequent to the P1000 are expected to be compatible with the Prism Library Architecture. Each of the Prism products will include a high performance, industry standard PCI bus, to address both the emerging NT market and large data mining and warehousing applications. ATL is developing future versions within this product family which are designed to increase speed and cartridge capacity and to enhance their integration into both high end network and data archiving applications. Prism products are being developed in close cooperation with existing and potential OEM customers and should provide substantially enhanced compatibility with a wide range of hardware and software interfaces. Current automated tape library architectures are restricted by the SCSI-2 specification which limits the integration of these products into complex systems and network topologies. The Prism architecture permits remote monitoring and management of libraries distributed throughout an enterprise, provide interface flexibility for a wide range of network and channel protocols (including SCSI, FDDI, FC/AL and ATM), and facilitate a much closer integration between the library and other elements of the storage management system. These products will also provide significant added value opportunities for ATL's OEM partners. ATL's statements concerning the timing of the introduction of the initial Prism product and the capabilities of the Prism series are intended to be forward looking statements and actual results may differ as a result of various risks, including but not limited to, management's allocation of research and development resources, unforeseen defects in the new architecture and the performance of ATL's suppliers.

  P3000 Series. ATL is developing a new enterprise-class DLT library incorporating the Prism Library Architecture called the P3000 series. The P3000 is intended to be the industry's first High Availability ("HA") DLT library offering such advanced features as redundant hot swap power supplies, fan modules and DLT drives. The P3000 will support up to sixteen DLT drives and 320 DLTtape cartridges. The P3000 is intended to support high performance applications with a high availability, high throughput DLT solution. A fully configured P3000 will have a native capacity of 11.2 terabytes and can achieve backup performance of over one-half terabyte per hour with 2:1 data compression. Libraries in the P3000 Series should be able to be integrated into string of up to five units providing over 50 terabytes of native storage capacity. The P3000 is expected to be fully compatible with the Prism Library Architecture for both advanced functionality and enhanced interface flexibility. ATL anticipates the P3000 will be available to customers in the fourth calendar quarter of 1998.

  L500 Series. In order to provide a DLT library product for the low-end Unix market and the entry-level NT market, ATL is working with Quantum to qualify the Quantum Gemini DLT(TM)Stor product as the ATL PowerStor L500 DLT Library. With one to three DLT drives and up to fourteen cartridges, the L500 will complement ATL's other library series by providing an entry-level library product, positioned below ATL's P1000. The Quantum product has been under development for a considerable period of time, and ATL believes that, in cooperation with Quantum, it should be able to complete the development and qualification process and provide the L500 for customer shipments in the second quarter of 1998.

  Software Enhancements. ATL is developing additional software elements to complement its automated tape libraries and to enhance their functionality in system monitoring and volume management. These proprietary software elements are designed to comply with industry standard application programming interfaces, including SNMP and JMAPI, and will provide remote access for system monitoring and management within the internal network and across the Internet.

RESEARCH AND DEVELOPMENT

  Research and development expense aggregated $8.4 million, $5.7 million, and $1.7 million in fiscal 1998, 1997 and 1996, respectively. ATL's research and development efforts are principally focused on the development of new generations of storage products for the networked computer market. ATL employs 82 engineers and maintains key design teams in the areas of electromechanical, electronic, software, system and process design. ATL has also engaged a number of third parties for product development activities. In addition, ATL continuously solicits and receives consultation from its end users regarding system features and capabilities, and works closely with its OEMs during the development and integration of the OEM products.

  ATL intends to focus its development activities to continue to accommodate advances in DLT technology for integration into ATL's current products. As a leading supplier of DLT libraries, ATL was able to work closely with Quantum during the early stages of the development of the DLT 7000 drive which facilitated ATL's rapid development of products using this technology. While all of ATL's products currently feature DLT technology, ATL believes the continued system evolution in the networked computing market has led to an increasing need for automated tape libraries which provide functional capabilities beyond those available with

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

current DLT technology. Accordingly, ATL continues to evaluate emerging drive technologies which it believes will complement DLT.

  Recently Quantum announced that the next generation of DLT technology, super DLT, will become available in the second half of 1999. As a result, ATL anticipates significant research and development activity to support that technology beginning in the fourth quarter of fiscal year 1999.

  ATL has gained significant expertise in the development of automated tape libraries which extends beyond DLT technology and includes, among other things, process automation knowledge and systems design. ATL intends to continue to leverage this expertise to support the development of additional removable storage media technologies which it anticipates will play an important role in the distributed computer market. ATL believes this expertise, together with its experience with a wide variety of tape media, will enable ATL to adapt its products to accommodate evolving storage technologies; however, there can be no assurance that ATL will be able to make such adaptations on a timely basis, if at all.

  ATL believes that, in order to provide comprehensive solutions for the emerging requirements of storage management, it must also design and introduce tape libraries that incorporate embedded firmware and software to further support archiving, data warehousing and HSM applications. ATL has and continues to develop software elements which will complement the use of its products in the Unix market and which will enhance the introduction of its products into the rapidly developing NT market. These permit monitoring and management of ATL's products either within a network structure or through resources such as an enterprise wide intranet and the Internet, and should substantially improve the efficiency and effectiveness of the use of multiple libraries within a single organization. In addition, these products will permit volume management of libraries without requiring extensive backup, archiving or HSM applications, thereby making the products more attractive for smaller scale networks, representing a majority of the NT installations.

  The data storage market is characterized by rapid technological change and is highly competitive with respect to product innovation and introduction. ATL believes its continued success depends in part on its ability to enhance its existing products and develop new products that incorporate the latest technological advancements. While ATL intends to continue to make significant investments in research and development, there can be no assurance that it will be able to modify its existing products or introduce new products which incorporate new storage technology on a timely basis, if at all.

COMPETITION

  The market for ATL's products is highly competitive and is characterized by rapidly changing technology and evolving standards. ATL believes that its ability to compete depends on a number of factors, including the success and timing of new product development by ATL and its competitors, compatibility of ATL's products with a broad range of computing systems, product performance, reliability and price, and customer support. ATL believes that the principal competitive factors in the networked computing market are storage capacity, data transfer rate, low cost of ownership, price, product quality and reliability, timing of new product introductions and the flexibility to meet customer demand expectations.

  ATL's principal competitors include the following manufacturers of DLT based products: Advanced Digital Information Corporation ("ADIC"), Breece Hill Technologies, Hewlett-Packard, Overland Data and StorageTek. ATL also competes indirectly with a large number of manufacturers offering tape storage systems using formats other than DLT including 8 mm, 4 mm (DAT), 3480 and QIC that have larger installed bases and may be expected to continue to provide intense competition for the DLT format. These competitors include ADIC, Exabyte, Fujitsu, Hitachi, IBM, Spectra Logic and StorageTek. ATL anticipates these competitors will expand the functionality and performance of their selected storage technologies to compete effectively with DLT. In addition, if DLT continues to maintain market acceptance, many of these competitors could elect to offer DLT systems. ATL also expects increased competition from large integrated computer equipment companies, many of whom have historically incorporated their own tape storage products into their mainframe systems, and are

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

broadening their focus to include the distributed computing market. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, all of which could have a material adverse effect on ATL's business, financial condition and results of operations.

  Many of ATL's current and potential competitors have substantially greater name recognition and financial, marketing, technical and other resources than ATL. ATL's current and potential competitors may develop new technologies and products that are more effective than ATL's products. In addition, many of these companies sell directly to end users, which ATL believes may provide a competitive edge over ATL when marketing either similar products or alternative data storage solutions. There can be no assurance that ATL will be able to compete successfully against either current or potential competitors or that competition will not have a material adverse effect on ATL's business, operation results and financial condition.

SALES AND MARKETING; PRINCIPAL CUSTOMERS

  ATL markets and sells its products through indirect sales channels comprised primarily of VARs and OEMs pursuant to strategic arrangements and individual purchase agreements. Sales of new technological advancements are often initially made through VARs who generally evaluate, integrate and adopt new technology more quickly than OEMs. As a technology achieves greater market acceptance, OEM sales generally have represented an increased portion of the sales of the products incorporating that technology. During the year ended March 31, 1998, direct sales to VARs and OEMs each accounted for approximately 50% of ATL's total net product sales. In addition, a small number of customers have historically accounted for a substantial proportion of ATL's net sales in recent periods, and the identity of such significant customers changes from period to period. Sales to EMC, DEC and Sun Microsystems accounted for approximately 8.2%, 13.2% and 16.3%, respectively, of ATL's total net sales for the year ended March 31, 1998 and 9.9%, 8.9%, and 3.7%, respectively, for the year ended March 31, 1997. No other customer accounted for 10% or more of ATL's total net sales for these periods.

  ATL has relationships with selected VARs who integrate ATL's products with storage management software to provide comprehensive storage solutions. ATL has certified approximately 35 independent software developers including EMC, Hewlett-Packard, Legato, OpenVision, Spectralogic and Workstation Solutions, among others, who provide storage management software which is compatible with ATL's products. ATL's strategy is to pursue VARs who have expertise in storage management, strong established relationships with end users and the experience to understand and respond to their customers' critical needs. ATL typically enters into a one year Reseller Agreement with its VARs, which are usually subject to cancellation by ATL in the event the VAR does not meet certain requirements. ATL provides marketing and training support for its VARs and offers cooperative marketing programs to certain VARs.

  ATL has also entered into agreements with several major OEMs, including, among others, DEC, EMC and Sun Microsystems, who incorporate ATL's products into systems sold by the OEMs. ATL has entered into strategic relationships with certain of these OEMs which has enabled ATL to work with such OEMs early in their product development cycle thereby providing valuable development feedback to ATL. The sales cycle for OEMs often encompasses a long lead time and generally involves extensive product and system qualification, evaluation, integration and verification. ATL believes the OEM channel is also critical to ATL's success because OEMs have traditionally taken a more active role in the development, support and servicing of ATL's products.

  ATL maintains full time sales personnel in five regional sales locations in Boston, Chicago, Atlanta, San Francisco and Washington to facilitate close cooperation and communication with its VAR and OEM customers. ATL also employs an international sales staff which assists in the marketing of ATL's products to VARs and OEMs throughout Europe and Asia. International sales constituted approximately 25% of ATL's total net sales during the year ended March 31, 1998 compared to 21% in the comparable prior year period. ATL anticipates that international sales will continue to represent a significant portion of ATL's total net sales. ATL undertook a sales initiative for Europe in late fiscal 1995 and fiscal 1996 utilizing the pre-existing infrastructure of a European sales subsidiary of Odetics, which offered products manufactured by other business units of Odetics. In order to establish a European presence dedicated solely to expanding the sales of ATL's products, ATL formed ATL

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

Products Limited in the United Kingdom to conduct its European operations. In March 1998, ATL opened a new branch office in Japan and a new subsidiary in Australia in order to support business opportunities in Asia Pacific. Sales to customers outside the United States are subject to certain risks.

CUSTOMER SERVICE AND SUPPORT

  The quality and reliability of ATL's products and the ongoing support of these products is a key element of ATL's business. All of ATL's products include a one year warranty which provides on-site customer assistance on the next business day in the United States. In addition, warranty coverage may be upgraded to include on-site customer assistance with a four hour response time, which assistance is available 24 hours per day, seven days a week.

  ATL maintains two dedicated service centers and has qualified more than 30 of its VAR and OEM customers as certified maintenance providers ("CMPs") to service and provide support for ATL's products. ATL provides a formal training program for its OEMs, VARs and CMPs. The CMPs often provide the initial on-site response for on-site repairs, typically replacing parts and possibly even reconfiguring the systems. The CMPs also gather critical data at each call which enables ATL to continue to monitor its robotics systems. To supplement its own domestic field service program, ATL has contracted with a national organization to provide on-call field service to ATL's customers.

MANUFACTURING

  ATL manufactures all of its tape libraries at its facility in Irvine, California. ATL's corporate headquarters and manufacturing facilities are included within a 120,000 square foot facility, of which approximately 50,000 square feet is allocated to manufacturing. ATL currently operates four assembly lines during one daily eight hour shift.

  ATL manufactures the robotics subassemblies used in its automated tape libraries and performs final assembly and testing of purchased components. ATL's manufacturing processes consist primarily of final systems integration and quality assurance. A significant portion of the manufacturing process consists of quality assurance and testing which is conducted on a 24 hour basis. ATL depends, to a large degree, on outside suppliers to provide most of the components incorporated in ATL's products including the DLT drives, circuit boards, moldings and chassis. ATL intends to continue to outsource as much of the manufacturing as possible in order to maximize manufacturing flexibility. While many of the parts and components used in ATL's products are available from a number of fabricators in California, the DLT drives are available only from a single supplier, Quantum. Quantum may terminate its agreement with ATL for any reason upon 90 days notice. Any disruption in ATL's relationship with Quantum would have a material adverse effect on ATL's business, financial condition and results of operations. In addition, ATL currently purchases most of its circuit boards from one key supplier, although a second supplier has been qualified.

EMPLOYEES

  ATL refers to its employees as associates. At June 1, 1998, ATL employed 342 associates including 133 in manufacturing, 82 in engineering, 38 in customer service, 60 in sales and marketing and 29 in general and administration. ATL also employs a small number of temporary and contract employees. ATL is not a party to any collective bargaining agreement or other similar agreement. ATL has not experienced any work stoppages to date. ATL believes that its relationship with its employees is good.

LEGAL PROCEEDINGS

  On August 18, 1998, StorageTek filed a complaint against ATL in the U.S. District Court for the Northern District of Georgia alleging the infringement by ATL of StorageTek's '042 Patent, which was issued on August 18, 1998. The "042 Patent relates to a receiver and magazine assembly for storage library systems. Because this litigation is at an early stage, ATL is not currently able to evaluate the merits of StorageTek's claims. An adverse outcome in this litigation could subject ATL to significant liability to StorageTek or other third parties, could require ATL to cease marketing its products or using certain technologies, could require ATL to redesign or re-engineer certain of its products, which could result in shipment delays, decreased sales or substantial increased costs, or could require ATL to license the disputed rights from StorageTek, which license may not be available on reasonable terms, if at all. Any of the foregoing could be significant and could have a material adverse effect on ATL's business, financial condition and results of operations.

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

        ATL MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS.

  The following discussion and analysis should be read in conjunction with the Financial Statements and related Notes thereto contained elsewhere in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus contains forward-looking statements that involve a number of risks and uncertainties including, without limitation, those set forth in "RISK FACTORS." ATL's actual results may differ materially from any future performance discussed in the forward-looking statements and in this Management's Discussion and Analysis of Financial Condition and Results of Operations. See "FORWARD-LOOKING STATEMENTS."

OVERVIEW

  ATL was established in 1990 as a division of Odetics to use its technical expertise in information automation technology to develop automated tape libraries that replace the manual storage and retrieval of computer tapes. Initially, ATL and E-Systems, Inc. worked to develop and provide a 19mm automated tape cartridge handling subsystem which ATL introduced in 1992. In 1992, ATL also introduced automated tape handling products for systems employing IBM 3480 and similar industry standard tape cartridges. In 1994, ATL introduced the ATL 2640, its first automated tape library designed for distributed computing environments, based on the DLT format. ATL extended its line of DLT based automated tape libraries in 1995 by introducing its 520 Series, designed for smaller libraries in the midrange and distributed computing environments, applications which historically had required less storage capacity and less formal data processing. In November 1996, ATL announced the introduction of its ATL 7100 tape library series, which was designed for enterprise system administrators who require multiple terabyte backup and archiving. ATL's most recent product, the P1000, was initially shipped in the third fiscal quarter of 1998. The P1000 is ATL's first library series to incorporate ATL's Prism Library Architecture. All of ATL's product sales are currently derived from DLT based automated tape libraries.

  Effective December 31, 1996, Odetics transferred to ATL that portion of its business which provided service and support for ATL's products. The transfer was made at book value and resulted in an increase of $2.3 million in ATL's obligations to Odetics. For financial accounting purposes the transaction has been treated in a manner similar to a pooling of interests, and the financial information for this operation has been included in ATL's financial information for all annual periods presented.

  In July 1996, ATL established its own wholly-owned European subsidiary, APL, to facilitate ATL's sales in Europe. For periods prior to the establishment of APL, ATL utilized a subsidiary of Odetics for administrative services related to the distribution of its products in Europe. The revenues, costs and expenses incurred by this entity that relate to ATL's products have been combined in the accompanying selected financial data for all applicable periods in order to present these activities in a manner similar to a pooling of interests.

  In March 1998, ATL established a new sales subsidiary in Australia and a new branch office in Japan. These new locations are intended to support ATL's on-going efforts to expand its business opportunities in the Asia Pacific region.

  ATL's operating expenses have increased significantly in recent periods as ATL has added resources in order to support expanding growth opportunities. ATL also expects operating expenses to increase as ATL continues to build its management and information systems and other infrastructure to support the services previously performed by Odetics. Accordingly, historical overhead expense included herein is not necessarily indicative of the expense which may be incurred by ATL in future periods.

  Odetics and ATL have entered into certain agreements related to the spin-off of Odetics' interest in ATL to the stockholders of Odetics (the "Distribution") and governing various interim and continuing relationships between the companies, including (i) a Separation and Distribution Agreement which set forth the principal corporate transactions required to effect the separation of ATL from Odetics, the initial public offering and the

Distribution, (ii) a Tax Allocation Agreement which governed the allocation of tax liabilities between ATL and Odetics, and (iii) a Services Agreement, pursuant to which Odetics will continue for an interim period following the initial public offering and the Distribution to perform certain financial, management information and other services for ATL. Items (i) and (ii), above were effectively canceled upon Odetics' distribution of its remaining shares of ATL Class A Common Stock. During fiscal 1998, charges paid to Odetics pursuant to the Services Agreement declined as ATL began to build its own infrastructure and to incur directly expenses that otherwise would have been included in charges allocated by Odetics.

  In March 1997, ATL completed an initial public offering of 1,650,000 of its Class A Common Stock, following which Odetics' beneficial ownership of ATL was reduced to 82.9%. The initial public offering generated net proceeds to ATL of approximately $16.0 million, $6.8 million of those proceeds were used to reduce ATL's obligations to Odetics. The balance of the proceeds was being used to fund working capital requirements. In October 1997, Odetics completed the Distribution by disbursing its remaining ownership interest in ATL to stockholders of Odetics.

RESULTS OF OPERATIONS

  The following table sets forth for the years indicated, the percentages of net sales represented by each item in ATL's statement of operations.

                              FISCAL YEAR ENDED MARCH 31,      QUARTER ENDED JUNE 30,
                             -------------------------------   ------------------------
                               1998       1997       1996         1998         1997
                             ---------  ---------  ---------   -----------  -----------
   Net sales
     Products..............       90.0%      89.5%      84.3%         86.8%        89.8%
     Service and spare
      parts................       10.0       10.5       15.7          13.2         10.2
                             ---------  ---------  ---------   -----------  -----------
   Total net sales.........      100.0      100.0      100.0         100.0        100.0
   Gross profit
     Products..............       37.0       39.3       36.8          33.2         40.2
     Service and spare
      parts................       39.3       51.7       31.1          35.8         35.7
                             ---------  ---------  ---------   -----------  -----------
   Total gross profit......       37.2       40.6       35.9          33.6         39.7
   Expenses:
     Research and develop-
      ment.................        8.6        9.5        5.9           8.1          9.5
     Sales and marketing...       12.5       11.8       12.6          12.0         14.5
     General and adminis-
      trative..............        4.1        5.6       10.0           3.8          3.6
     Nonrecurring charge...        --         --         4.8            --           --
                             ---------  ---------  ---------   -----------  -----------
   Income (loss) from oper-
    ations.................       12.0       13.7        2.6           9.7         12.1
   Interest expense........        1.0        2.8        6.3           0.8          1.4
                             ---------  ---------  ---------   -----------  -----------
   Income (loss) before in-
    come taxes.............       11.0       10.9       (3.7)          8.9         10.7
   Income taxes............        2.7        4.4        0.3           3.1          4.3
                             ---------  ---------  ---------   -----------  -----------
   Net income (loss).......        8.3%       6.5%      (4.0)%         5.8%         6.4%
                             =========  =========  =========   ===========  ===========

 Three Months Ended June 30, 1998 and 1997

  Net Sales. Total net sales increased 77.7% to $33.0 million for the first quarter of fiscal 1999 as compared to total net sales of $18.6 million in the first quarter of the prior fiscal year.

  Product sales increased 71.6% to $28.6 million for the first quarter of fiscal 1999 as compared to $16.7 million in the corresponding period of the prior fiscal year. These increases occurred in all library families with 7100 series library sales contributing the largest share at 31% of total product sales. The 520 and 2640 series library shipments continued their steady performance representing 26% and 21%, respectively, of total first quarter product sales. Sales of P1000 series, ATL's newest library offering which began shipping in the third quarter of the prior fiscal year, were lower than expected. ATL expects that P1000 sales will regain momentum in the second fiscal quarter due to a renewed focus on the product line and initial shipments to its OEM customers. Also during the first quarter of fiscal 1999, ATL made its first revenue shipments of the PowerStor library manufactured by Quantum. Fiscal 1999 first quarter OEM revenues rose significantly and represented approximately 66% of total product sales, compared to approximately 50% in the prior year comparable quarter. This large increase in OEM revenue was due to a combination of strength in the 7100 series sales and the lower than anticipated P1000 shipments, which, to-date, have only been shipped through the VAR channel. Revenues generated from non-library sales, which include primarily drive upgrade kits and media, accounted for 8.0% of fiscal 1999 first quarter revenue as compared to 4.6% in the prior year comparable quarter.

  Service and parts sales include revenue derived from the sale of spare parts and service contract activities to support the installed base of ATL's products. Service revenues in the first quarter of fiscal 1999 were exceptionally strong due to higher parts sales and an increase in extended service contract revenues. Service and parts sales in the first quarter of fiscal 1999 increased 131% to $4.4 million as compared to $1.9 million in the first quarter of the prior fiscal year.

  Gross Profit. Total gross profit as a percent of total net sales decreased to 33.6% for the first quarter of fiscal 1999 from 39.7% for the first quarter of the prior fiscal year. Gross profit on product sales decreased to 33.2% for the first quarter of fiscal 1999 as compared to 40.2% for the first quarter of fiscal 1998. The primary reason for the decline was directly related to the large shift in channel mix with OEM revenues accounting for a record 66% of total first quarter fiscal 1999 revenues. As OEM products, on balance, generate lower overall gross margins, the large increase in OEM sales had a corresponding downward impact on overall gross profit. In addition, the product mix within the quarter also included sales having a higher drive content; and, as drives are typically margined lower than libraries, an increase in the value of the drive component of the mix also negatively impacted fiscal 1999 first quarter gross profit. ATL believes that both the channel mix and the higher proportion of drives relative to libraries sold was somewhat unique during the first quarter of fiscal 1999 and anticipates that both figures will move toward their historical averages in the second quarter of fiscal 1999. However, ATL believes average selling prices on future product sales will likely decline as a result of both competition and ATL's desire to increase market share. While ATL continues working with its suppliers to reduce its costs of materials and to improve manufacturing efficiencies, there can be no assurance these actions will be sufficient to offset future reductions in sales prices.

  Research and Development. Research and development expense increased 50.9% to $2.7 million (8.1% of total net sales) for the first quarter of fiscal 1999 compared to $1.8 million (9.5% of total net sales) in the corresponding period of the prior fiscal year. The increase in research and development expense for the first quarter of fiscal 1999 as compared to the corresponding quarter of the prior fiscal year is primarily driven by investments in the development, qualification and preproduction costs for ATL's new P3000 and L500 series libraries. Also, ATL continues its Prism Architecture development, web-based internet software tool development and ongoing enhancement investments in current products. ATL expects expenditures for research and development generally to increase over time and to be higher during periods of new product development when significant expenditures are incurred for preproduction activities and increased testing. These expenditures may, therefore, fluctuate as a percentage of total net sales from period to period.

  Sales and Marketing. Sales and marketing expense increased to $4.0 million (2.0% of total net sales) for the first quarter of fiscal 1999 compared to $2.7 million (14.5% of total net sales) in the corresponding period of the prior fiscal year. The increase is due in large part to the expansion and strengthening of ATL's sales and marketing organization, including higher promotional expenditures, advertising, and variable sales expenses. ATL anticipates that total aggregate spending for sales and marketing will continue to rise as ATL expands both its domestic and international sales and marketing organizations in order to take advantage of the opportunities being presented by the expanding worldwide data storage marketplace.

  General and Administrative. General and administrative expense increased to $1.3 million (3.8% of total net sales) for the first quarter of fiscal 1999 compared to $661,000 (3.6% of total net sales) in the corresponding period of the prior fiscal year. The increase in aggregate dollar spending for the comparable quarters is due primarily to the development of infrastructure to support increasing finance, information systems, and general operating activities consistent with the overall growth of ATL's business operations, and to replace infrastructure costs that were in part previously supplied by ATL's former parent. As ATL continues to add the infrastructure necessary to support both its domestic and international operations, ATL believes that aggregate general and administrative expenses will continue to increase.

  Income Taxes. ATL's effective tax rate was 35.0% for the first quarter of fiscal 1999 compared to 40.0% in the corresponding period of the prior fiscal year. The reduction in effective tax rate for the comparable quarters is due to implementation of various domestic and foreign tax credits which are now available to ATL due to its separation from its former parent on October 31, 1997.

 Years Ended March 31, 1998, 1997 and 1996

  Net Sales. Total net sales increased 63.0% to $97.6 million for the fiscal year ended March 31, 1998 ("fiscal 1998") as compared to total net sales of $60.0 million in fiscal 1997. Total net sales increased 104.1% to $60.0 million in the fiscal year ended March 31, 1997 ("fiscal 1997") from $29.4 million in the fiscal year ended March 31, 1996 ("fiscal 1996").

  Product sales rose to $87.9 million or 63.7% for fiscal 1998 compared to $53.7 million in the prior year period. This overall increase was due to continued growth in ATL's traditional 2640 and 520 product lines as well as strong demand for ATL's 7100 tape library series, which ATL began shipping in the last fiscal quarter of the prior year. Also contributing to the strong growth rate was the fiscal fourth quarter introduction of the P1000, ATL's latest automated tape library offering, as well as increased shipments of tape upgrade kits during both the third and fourth fiscal quarters. Fiscal 1997 product sales increased 116.6% to $53.7 million compared to fiscal 1996, reflecting growth in both ATL's 2640 and 520 tape libraries and the fiscal fourth quarter introduction of the 7100 tape library series.

  Service and spare parts sales include revenue derived from the sales of spare parts and extended service contracts to support the worldwide installed base of tape library products. In fiscal 1998, service revenues represented 10.0% of total net sales compared to 10.5% in fiscal 1997. Total service and spare parts sales levels have increased by 54.0% over fiscal 1997 due to both higher parts sales consistent with the large increase in the worldwide installed base of libraries and increased extended service contract revenues. ATL expects that service revenues in future periods will continue to increase as the initial one-year warranties on prior sales expire and customers purchase extended service contracts. In fiscal 1996, service revenues represented 15.7% of total net sales.

  Gross Profit. Total gross profit as a percent of total net sales declined to 37.2% in fiscal 1998 from 40.6% in fiscal 1997 but rose from 35.9% in fiscal 1996.

  Gross profit on product sales was 37.0% in fiscal 1998 compared to 39.3% in fiscal 1997. The decline in overall gross profit was due primarily to the impact of increased volumes of higher cost DLT7000 drives being included within ATL's libraries. In the fiscal 1998 fourth quarter, over 90% of the libraries sold contained DLT7000 drives. The introduction of the P1000 in the fourth quarter of fiscal 1998 also contributed to lower overall gross profit margins as this product, until volume production commenced, was expected to carry lower overall margins than those of ATL's other product lines. Finally, the increasingly competitive pricing environment for ATL's products, together with the increased investments in operations infrastructure necessary to support the increased production volume, have also contributed to overall lower gross margins. ATL believes that competitive pricing pressures will continue to reduce average selling prices in the future. While ATL continues to work to improve manufacturing efficiencies and reduce component costs, there can be no assurance that these cost reduction activities will be sufficient to offset the potentially negative impact of lower average selling prices. In fiscal 1997, gross profit on product sales was 39.3% compared to 36.8% in fiscal 1996. This increase was attributable to improved absorption of manufacturing overhead resulting from increased production levels as well as reductions in the cost of materials.

  Gross profit on service and spare parts sales was 39.3% in fiscal 1998, 51.7% in fiscal 1997 and 31.1% in fiscal 1996. The decline in fiscal 1998 margins was primarily due to unusually high service margins in 1997 due to both the impact of a higher proportion of spare parts sales and the prior year impact of a favorable nonrecurring adjustment to service inventory reserves. The increase in 1997 margins over 1996 was due to the unfavorable impact of the reserve adjustments recorded in 1996.

  Research and Development. In fiscal 1998, research and development expense increased to $8.4 million (8.6% of total net sales) from $5.7 million (9.5% of total net sales) in fiscal 1997 and from $1.7 million (5.9% of total net sales) in fiscal 1996. The increased fiscal 1998 research and development expenditures resulted from investments to support the Prism Library Architecture development, the introduction of the 7100 library series, the introduction of the P1000 in the fourth quarter of fiscal 1998, and the development and qualification activities for the new P3000 and L500 library series. ATL also continued its aggressive development efforts in new web-based internet software management tools such as the 1997 introduction of WebAdmin. In addition, ATL has continued to invest in comprehensive development activities with its major OEM customers in order to support the product requirements identified by these important partners. The increase in fiscal 1997 spending over fiscal 1996 levels was due primarily to the development, testing and pre-production activities for ATL's 7100 series, Prism technology development and the incorporation of the new DLT7000 tape technology into ATL's then- existing products. ATL expects expenditures for research and development to increase over time and to be higher during periods of new product development when significant expenditures are incurred in preproduction and increased testing. These expenditures may, therefore, fluctuate as a percentage of sales from period to period.

  Sales and Marketing. Sales and marketing expense increased to $12.2 million (12.5% of total net sales) compared to $7.1 million (11.8% of total net sales) in fiscal 1997 and to $3.7 million (12.6% of total net sales) in fiscal 1996. The dollar increases in both years is due to ATL's expansion of its worldwide sales and marketing organizations and related activities in North America, Europe and Asia Pacific. ATL has continued to invest in increased advertising, promotion and trade show expenditures necessary to continue to develop new market opportunities. Increased sales variable expenses, such as commissions and travel and entertainment expenses, also increased in a manner consistent with increased sales levels. ATL anticipates that total aggregate spending for sales and marketing will continue to rise as ATL expands both its domestic and international sales and marketing organizations in order to take advantage of the opportunities being presented by the expanding worldwide data storage marketplace.

  General and Administrative. During fiscal 1998, 1997 and 1996, ATL operated with various agreements between ATL and Odetics. Pursuant to these agreements, Odetics has provided various tax, financial, information systems and other administrative support activities to ATL at an established allocated cost. On October 31, 1997, Odetics distributed its remaining 82.9% ownership in ATL's Common Stock to all Odetics stockholders. As a result of this transaction, the Tax Sharing Agreement was terminated. At the same time, ATL continues to operate with other various shared service activities including information systems and other administrative support functions. ATL expects, during fiscal 1999, to continue to build the infrastructure necessary to eventually assume all information system and administrative responsibilities.

  General and administrative expense increased to $4.0 million (4.1% of total net sales) in fiscal 1998 from $3.4 million (5.6% of total net sales) in fiscal 1997 and from $2.9 million (10.0% of total net sales ) in fiscal 1996. The increased aggregate expenses were due largely to the development of the infrastructure noted above and consisted primarily of increased finance, information systems and other infrastructure support personnel. In addition, ATL has incurred increased legal, accounting and other professional fees consistent with the overall growth in its business operations. As ATL continues to add the infrastructure necessary to support both its domestic and international operations, ATL believes that general and administrative expenses will continue to increase in aggregate dollars.

  Nonrecurring Charge. ATL incurred a nonrecurring charge of $1.4 million in fiscal 1996, which consisted of legal expenses incurred in connection with patent infringement litigation with E-Systems, which was settled in May 1996.

  Income Taxes. Through October 31, 1997, ATL was included in the consolidated tax return of its former parent company, Odetics. According to the Tax Sharing Agreement between the two companies, members of the consolidated group that generate taxable losses were not allocated any tax benefit for such losses if the consolidated group as a whole is profitable. Accordingly, for periods prior to April 1, 1996, during which ATL incurred losses, ATL had no domestic income tax provision or benefit. In addition, because ATL's losses have been used to offset Odetics' taxable income in the consolidated federal tax returns, ATL had no loss carry forward available to offset future taxable income. For periods subsequent to April 1, 1996, ATL entered into a Tax Allocation Agreement with Odetics, pursuant to which ATL would make a payment to Odetics, or Odetics would make a payment to ATL, as appropriate, in an amount equal to the taxes attributable to the operations of ATL on the consolidated federal income tax returns and consolidated or combined state tax returns filed by Odetics. In addition, the Tax Allocation Agreement provided that members of the Odetics consolidated group generating tax losses after April 1, 1996 would be paid by other members which utilize such tax losses to reduce such other members' tax liability. Accordingly, for fiscal 1997, ATL's effective tax rate was 40.0%.

  Subsequent to the Distribution on October 31, 1997, ATL's Tax Allocation Agreement was terminated and ATL has assumed responsibility for its own tax planning strategies, and has filed its own federal and state income tax returns. As a result of new tax planning options available to ATL, ATL reported an effective tax rate of 37.0% for the five month period ended March 31, 1998, excluding the favorable impact of the nonrecurring tax benefit recorded in the fiscal fourth quarter.

  During the fourth quarter of fiscal 1998, ATL benefited from an approximate $1.5 million reduction of federal deferred tax valuation allowances provided in prior years. ATL was able to recognize this benefit because its taxable income in the five month period ending March 31, 1998, when ATL was not included in the consolidated tax return of Odetics, was sufficient to provide assurance of the realization of previously reserved deferred tax benefits.

  The combination of the factors noted above resulted in an effective tax rate of 24.4% for fiscal 1998 compared to 40.0% in fiscal 1997.

  Backlog. ATL builds products both to forecast and to order. As a result, ATL's total net sales during any period are largely dependent upon orders booked and shipped during that period. ATL includes in its backlog those customer orders for which it has received purchase orders and for which shipment is scheduled within the next twelve months; however, most orders are filled within 90 days. In general, all purchase orders are cancelable under certain circumstances. Due to the potential cancellation or orders and delays in customer shipments and delivery schedules, ATL's backlog at any period may not be indicative of actual sales for any succeeding period.

  Although ATL primarily attempts to build to order, it must purchase components and subassemblies and incur operating expenses which are relatively fixed in nature based upon forecasted orders. If orders do not meet ATL's forecast in any given quarter, the adverse impact of a shortfall in revenue may be magnified by ATL's inability to reduce expenditures quickly, and could have a material adverse effect upon ATL's results of operations for that period.

LIQUIDITY AND CAPITAL RESOURCES

  Total working capital increased to $21.1 million at March 31, 1998 from $15.9 million at March 31, 1997 due primarily to increases in inventory and accounts receivable, offset by increases in accounts payable and other accrued liabilities. During fiscal 1998, ATL used $3.7 million in cash from operating activities primarily to finance higher inventory levels. For the first quarter of fiscal 1999, ATL incurred a reduction in cash and cash equivalents of $845,000. Operating activities for the first quarter of fiscal 1999 consumed cash of $8.1 million, which included net income of $1.9 million that was offset by reductions of accounts payable and accrued expenses of $7.1 million, and increases in accounts receivable and inventory of $2.3 million and $1.2 million respectively. ATL also used approximately $3.8 million and $413,000 in fiscal 1998 and in the first quarter of fiscal 1999, respectively, in order to purchase equipment and make leasehold improvement additions.

  ATL was originally capitalized with a $1.0 million capital investment provided by Odetics. Since its inception, and until its initial public offering in March 1997, ATL relied primarily upon interest bearing advances from Odetics to fund its working capital requirements. On December 31, 1996, ATL purchased from Odetics the net assets of the division of Odetics that provided service and support for ATL's products for $2.3 million. This purchase was reflected as an increase in ATL's current obligation to Odetics. On April 1, 1997, ATL entered into a promissory note payable to Odetics in the original principal amount of $13.0 million, which represented the aggregate balance of ATL's cumulative borrowings from Odetics. Interest was payable on this note at a rate equal to Odetics' cost of borrowing with principal and interest payments due in sixteen equal quarterly installments at the end of each quarter beginning June 30, 1997 and ending on March 31, 2001.

  In March 1997, ATL completed an initial public offering of 1,650,000 shares of its Class A Common Stock. ATL generated $15.9 million of cash from the initial public offering and used $8.9 million to repay a portion of ATL's intercompany indebtedness to Odetics and approximately $2.0 million for purchases of equipment and leasehold improvements. During fiscal 1997, ATL also generated approximately $4.5 million of cash from operating activities, of which $3.9 million was provided through net income.

  In March 1998, in order to facilitate ATL's worldwide sales growth, ATL secured a new credit facility with Union Bank of California through January 2000. This facility included a $20.0 million working capital line, subject to a maximum borrowing base restriction on ATL's eligible accounts receivable and a $6.5 million term loan which was available to ATL on a quarterly basis in order to fund quarterly debt repayments to Odetics, Inc. This facility also provides for borrowings at the lesser of the bank's prime rate (8.5% at June 30, 1998) or at LIBOR plus 1.75% to 2.25% basis points, depending upon borrowing level, and was secured by all of ATL's assets. At June 30, 1998, ATL had outstanding approximately $10.0 million under the working capital line and approximately $1.6 million under the term loan. In July 1998, ATL renegotiated the term loan portion of its credit facility with Union Bank of California from $6.5 million to $10.5 million and a new expiration date of November 1998. Upon completion of the term loan renegotiation, ATL drew down the remaining unused portion of $8.6 million and paid off in full the outstanding loan balance due to Odetics. ATL believes that cash flow generated from operations, in conjunction with funds available under ATL's bank line of credit, will be adequate to execute its current operating plans and meet its obligations on a timely basis. ATL does not have any material commitments for capital expenditures as of June 30, 1998.

  In July 1998, ATL entered into a five year lease agreement which included two, five-year options for a new worldwide headquarters facility in Irvine, California. This new facility will accommodate ATL's engineering, sales, marketing, and general and administrative functions. This facility is approximately 63,000 square feet, and ATL expects to be able to occupy the new facility in the third quarter of fiscal 1999.

YEAR 2000 COMPLIANCE

  Many current computer systems and software products may not correctly distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the hardware and software industry concerning the potential effects associated with such compliance. All of ATL's core products have been designed to be Year 2000 compliant. ATL has scheduled a change to its MRP system for the fourth quarter of calendar 1998 to utilize a version of the system which is expected to be Year 2000 compliant. ATL does not expect the cost of this upgrade to be significant. ATL believes that all of its other business systems will be Year 2000 compliant, but will continue to pursue certification of compliance for all critical business systems. ATL has made Year 2000 compliance a requirement for all purchases of its business systems. ATL may be required to expend additional resources to make Year 2000 compliance corrections to its information systems, which corrections may not be able to be made in a timely basis, if at all. ATL believes that the Year 2000 issues may affect purchasing patterns of customers and potential customers in a variety of ways. Many companies are expending significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products such as those offered by ATL. Many potential customers may also choose to defer purchasing Year 2000 compliant products until they believe it is absolutely necessary, thus resulting in potentially stalled market sales within the industry. In addition, Year 2000 issues could cause a significant number of companies, including current customers of ATL, to reevaluate their current systems needs, and, as a result consider switching to other systems or suppliers. Any of the foregoing could have a material adverse effect on ATL's business, financial condition and results of operations. ATL also relies directly and indirectly, on the external systems of business enterprises such as customers, suppliers, creditors, and financial organizations for accurate exchange of data. Even if ATL's products or its internal systems are not materially affected by the Year 2000 issue, ATL could be affected through disruptions in the operations of the enterprises with which ATL interacts. Despite ATL's efforts to address the impact of the Year 2000 issue on its internal systems and business operations, there can be no assurance that such will not result in a material disruption of its business or have a material adverse effect on ATL's business, financial condition or result of operations.

                                ATL MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  Certain information concerning officers and directors of ATL as of June 25, 1998 is as follows:

    NAME                  AGE                          POSITIONS
    ----                  --- ------------------------------------------------------------
Kevin C. Daly, Ph.D.....   53 Chairman of the Board, President and Chief Executive Officer
Mark P. de Raad.........   39 Chief Financial Officer
Chester Baffa...........   58 Vice President, Marketing and Sales
Todd Kreter.............   38 Vice President, Operations
Steve Morihiro..........   40 Vice President, Engineering
James A. Pipp...........   53 Vice President, Controller and Secretary
Mark P. Spowart.........   46 Vice President, Worldwide Sales
Crandall Gudmundson(1)..   67 Director
Joel Slutzky(1).........   59 Director
Thomas L. Thomas........   48 Director
Paul E. Wright(1).......   67 Director

--------
(1) Member of the Audit Committee and the Compensation Committee.

  Directors are elected annually and serve until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified. Officers are elected by, and serve at the discretion of, the Board of Directors. There are no family relationships among any of the directors or officers of ATL.

  KEVIN C. DALY, PH.D. has served as President and Chief Executive Officer and a member of the Board of Directors of ATL since its formation in January 1993, and Chairman of the Board since December 1996. Dr. Daly has also served as a member of the Board of Directors of Odetics since June 1993 and as Vice President and Chief Technical Officer of Odetics from 1987 to 1997. Prior to that, Dr. Daly served as the Director of Space Systems of Odetics since 1985 when he joined Odetics. From March 1974 until June 1985, Dr. Daly served as the Director of the Control and Dynamics Division of the Charles Stark Draper Laboratory. During that period, Dr. Daly participated in the design and development of guidance, navigation and control systems for several major space programs including the United States Space Shuttle program. Dr. Daly served as a manager of electronic systems for a major space program of the United States Air Force from March 1970 to March 1974. Dr. Daly has also served on several advisory committees to the United States Government.

  MARK P. DE RAAD has served as Chief Financial Officer of ATL since September 1997. Prior to joining ATL, Mr. de Raad was employed, since 1987, by AST Research, Inc, a worldwide manufacturer of personal computers, in various positions, most recently as Vice President, Finance, Treasurer and Principal Accounting Officer. Prior to 1987, Mr. de Raad was employed by Tandem Computers, Inc. and KMPG Peat Marwick, LLP. Mr. de Raad is a certified public accountant.

  CHESTER BAFFA has served as Vice President, Marketing and Sales of ATL since June 1995. Prior to joining ATL, Mr. Baffa was Senior Vice President, Marketing and Sales at Micropolis, Inc., a manufacturer of high capacity disk and RAID storage products from May 1983 until September 1994. Prior to May 1983, Mr. Baffa was Vice President, Marketing and Sales at Oki Data Corp.

  TODD KRETER has served as ATL's Vice President, Operations since June 1996 and as Director of Operations from January 1993 until June 1996. Mr. Kreter served as a project manager at Odetics from 1990 until 1992. Mr. Kreter was an engineer for Omutec, a division of Odetics which is engaged in production of flight control hardware for commercial and military aircraft from 1986 until 1990. Prior to 1986, Mr. Kreter was a research and development engineer at Ford Aerospace Corporation.

  STEVE MORIHIRO has served as ATL's Vice President, Engineering since June 1996. Mr. Morihiro served as ATL's Director of Engineering from December 1994 until June 1996, as Engineering Manager from October

1992 until December 1994 and as a Project Manager from January 1992 until October 1992. Mr. Morihiro served as a mechanical engineering manager at Odetics for the Advanced Intelligent Machines division from October 1990 until October 1991 and as operations manager from October 1991 until December 1991. Prior to joining Odetics, Mr. Morihiro served from 1979 until 1982, and then again from 1983 until 1990, in various engineering and program management capacities at Western Design Corporation, a developer and manufacturer of material handling equipment for the defense industry.

  JAMES A. PIPP has served as the Vice President, Controller and Secretary of ATL since June 1996 and as Controller since January 1993. From 1981 to 1993, Mr. Pipp served as the Corporate Controller of Odetics. Mr. Pipp is a certified public accountant.

  MARK SPOWART has served as Vice President, Worldwide Sales since June 1996 and has been responsible for the development and organization of ATL's sales force since March 1992. Prior to joining ATL, Mr. Spowart served in general sales management positions in various segments of the computer industry including mainframe systems, Unix client servers and PC LAN. From April 1990 to March 1992, Mr. Spowart was District Manager for Auspex Systems, and from March 1982 until April 1990, Mr. Spowart was employed by Memorex Telex in general sales management positions.

  CRANDALL GUDMUNDSON has served as a director of ATL since 1993. Mr. Gudmundson is a co-founder of Odetics, has served as President of Odetics since 1975 until his retirement in late 1997, and has been a director of Odetics since 1979. Mr. Gudmundson has also served as a director of Odetics since 1969. Prior to co-founding Odetics, Mr. Gudmundson was the lead project engineer for Leach Corporation.

  JOEL SLUTZKY has served as a director of ATL since its formation in January 1993. Mr. Slutzky has served as Chairman of the Board and Chief Executive Officer of Odetics since he co-founded Odetics in 1969. From May 1993 until January 1994, Mr. Slutzky also served as the Chief Financial Officer of Odetics, and as President of Odetics from 1969 to 1975. Prior to that, Mr. Slutzky was an engineering manager at Leach Corporation, now part of the Lockheed Electronics Division of Lockheed Corporation.

  THOMAS L. THOMAS has served as a director of ATL since November 1997. Mr. Thomas .has been the Senior Vice President and Chief Information Officer, Global Information Systems of 3Com Corporation since August 1996 and a member of the Executive Committee of 3Com. From September 1995 through July 1996, Mr. Thomas served as the Vice President and Chief Information Officer, Global Information Systems. Prior to joining 3Com, Mr. Thomas had been Vice President and Chief Information Officer of Dell Computer Corporation, a manufacturer of personal computers, from 1993 to 1995. Prior to that, Mr. Thomas served as Vice President of Management Information Systems at Kraft General Foods from 1987 to 1993, and at Sara Lee Corporation from 1981 to 1987. Mr. Thomas currently serves on several Industry Advisory Boards for Dell Computer Corporation and Vital Signs.

  PAUL E. WRIGHT was appointed as a director of ATL in July 1997. Mr. Wright is the President of Wright Associates--Engineering and Business Consultants, a company he formed in 1997. Mr. Wright served as the Chairman of Chrysler Technologies Corp., the aerospace and defense electronics subsidiary of Chrysler Corporation, from 1988 until his retirement in 1997. From 1986 to 1988, Mr. Wright served as President and Chief Operating Officer of Fairchild Industries, Inc. Prior to joining Fairchild, he was employed for 28 years by RCA Corporation, where he last served as the Senior Vice President responsible for planning RCA's merger into General Electric Corporation. Mr. Wright has also served as a director of Odetics since 1993.

COMPENSATION OF DIRECTORS

  ATL reimburses all for out-of-pocket expenses incurred in attending meetings of the Board and any committee thereof, and currently pays to Messrs. Thomas and Wright $15,000 annually for serving on the Board of Directors. Nonemployee directors are eligible to receive periodic option grants pursuant to the Automatic Option Grant Program under the 1997 Stock Incentive Plan. Under the 1997 Stock Incentive Plan, each nonemployee director received an option to purchase 10,000 shares of ATL Class A Common Stock in connection with his initial appointment to the Board of Directors and will receive an additional option to purchase 5,000 shares on the date of each Annual Meeting thereafter. Each such option will have an exercise price equal to the fair market value per share of the ATL Class A Common Stock on the grant date and will have a maximum term of ten years, subject to earlier termination following the optionee's cessation of service as a Board member. See "ATL EXECUTIVE COMPENSATION--1997 Stock Incentive Plan."

BOARD MEETINGS AND COMMITTEES

  ATL has two standing committees, the Compensation Committee and the Audit Committee, both of which were formed after fiscal 1997 upon the completion of ATL's initial public offering. ATL has no standing nominating committee, and the Board as a whole acts upon matters which would otherwise be the responsibility of a nominating committee. The Audit Committee supervises and reviews the audit and audit review programs and procedures of ATL's independent auditors, ATL's internal accounting staff and the results of internal auditing procedures. The Audit Committee also reviews the independence, professional services, fees, plans and results of the independent auditors' engagement, and recommends their retention or discharge to the Board. The members of ATL's Audit Committee are Messrs. Gudmundson, Slutzky and Wright. The Audit Committee held one meeting during the fiscal year ended March 31, 1998.

  The Compensation Committee will make recommendations to the Board concerning the compensation of all officers of ATL and will administer ATL's stock option plans. The members of ATL's Compensation Committee are Messrs. Gudmundson, Slutzky and Wright. The Compensation Committee held one meeting during fiscal 1998.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934, as amended, requires ATL's executive officers, directors and persons who beneficially own more than 10% of ATL's Common Stock to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Such persons are required by the SEC regulations to furnish ATL with copies of all Section 16(a) reports filed by such person. Based solely upon ATL's review of such reports furnished to ATL and written representations from certain reporting persons, ATL believes that all filing requirements applicable to ATL's executive officers, directors and 10% stockholders were complied with, except for the following transactions which where reported late: (i) the grant of options to purchase 10,000 shares of ATL Class A Common Stock to Mr. Gudmundson in November 1997; and (ii) the grant of options to purchase 10,000 shares of ATL Class A Common Stock by Mr. Slutzky in November 1997.

                          ATL EXECUTIVE COMPENSATION

  The following table sets forth for the fiscal year ended March 31, 1998, all compensation received for services rendered to ATL in all capacities by ATL's Chief Executive Officer and each of the other most highly compensated executive officers of ATL whose salary plus bonus exceeded $100,000 in fiscal 1998 (collectively, the "Named Executive Officers"). Amounts for fiscal 1997 and fiscal 1996 reflect the amount paid by Odetics and its subsidiaries on an aggregate basis for periods prior to the Distribution.

SUMMARY COMPENSATION TABLE

                                 ANNUAL COMPENSATION   LONG TERM COMPENSATION
                                --------------------- ------------------------
                                                      RESTRICTED  SECURITIES    ALL OTHER
NAME AND PRINCIPAL       FISCAL                         STOCK     UNDERLYING   COMPENSATION
POSITIONS                 YEAR  SALARY($)(1) BONUS($) AWARDS(2)  OPTIONS(#)(3)    ($)(5)
------------------       ------ ------------ -------- ---------- ------------- ------------
Kevin C. Daly, Ph.D.....  1998    196,257    125,000      --            --        4,023
 Chief Executive Offi-    1997    201,810     60,000      263       250,000       4,106
 cer,                     1996    164,104     50,000    2,465        12,000       3,258
 President and Chairman                                              10,000(4)
 of the Board
Chester Baffa...........  1998    192,740     95,200      --            --        5,913
 Vice President,          1997    144,938     74,000      263        50,000         --
 Marketing and Sales      1996    100,067     36,668    1,914            --         --
Mark Spowart............  1998    145,965    133,107      --            --          --
 Vice President,          1997    106,384    192,979      263        50,000       4,021
 Worldwide Sales          1996     90,312    173,739    2,567           --        4,610
Steve Morihiro..........  1998    114,404     65,000      --            --        3,253
 Vice President,          1997     96,000     15,000      171        50,000       3,120
 Engineering              1996     99,205      5,000    1,697         1,500       2,976
                                                                        667(4)
Todd Kreter.............  1998    114,461     50,000      --            --        3,237
 Vice President,          1997     96,648     15,000      163        50,000         --
 Engineering              1996     83,240      5,000    1,388         2,000         --

--------
(1) Includes amounts deferred under Odetics' Executive Deferral Plan and ATL's and Odetics' Section 401(k) Plan.
(2) Represents Odetics contribution to Odetics' Associate Stock Ownership Plan for the benefit of the Named Executive Officer during the periods prior to the Distribution based on the closing price of Odetics' Class A Common Stock at March 31, 1997 and March 31, 1996.
(3) Options granted in fiscal 1996 represent options to purchase shares of Class A Common Stock of Odetics. All other options indicated represent the options to purchase shares of ATL's Class B Common Stock.
(4) During fiscal 1996, Odetics offered all holders of Odetics' options that were granted in fiscal 1994 the opportunity to have the option exercise price of outstanding fiscal 1994 options reduced to the then current 1996 trading price. In connection with any such option repricing, one-third of any repriced options were required to be canceled. The option information contained in this table does not take into account any options that may have been canceled in connection with any option repricing.
(5) Represents ATL's matching contribution under ATL's Section 401(k) Plan to the respective accounts of the Named Executive Officers. For periods prior to the Distribution, represents Odetics' matching contribution under Odetics' Section 401(k) Plan to the respective accounts of the Names Executive Officers.

AGGREGATED OPTIONS EXERCISED IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

  The following table provides information with respect to the Named Executive Officers concerning the exercise of options during the last fiscal year and unexercised options held as of March 31, 1998. All of the following options entitle the holders thereof to purchase shares of ATL Class B Common Stock.

                                                         NUMBER OF
                                                   SECURITIES UNDERLYING     VALUE OF UNEXERCISED
                                                    UNEXERCISED OPTIONS      IN-THE MONEY OPTIONS
                           SHARES                  AT FISCAL YEAR END(#)   AT FISCAL YEAR END($)(1)
                         ACQUIRED ON    VALUE    ------------------------- -------------------------
NAME                     EXERCISE(#) REALIZED($) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     ----------- ----------- ----------- ------------- ----------- -------------
Kevin C. Daly...........     --          --        104,114      145,884     1,119,226    1,568,253
Chester Baffa...........     --          --         20,833       29,167       223,955      313,545
Mark Spowart............     --          --         20,833       29,167       223,955      313,545
Steve Morihiro..........     --          --         20,833       29,167       223,955      313,545
Todd Kreter.............     --          --         20,833       29,167       223,955      313,545

--------
(1) Based upon the market price of $15.75 per share, determined on the basis of the closing selling price per share of ATL Class A Common Stock on the Nasdaq National Market on March 31, 1998, less the option exercise price payable per share.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL
ARRANGEMENTS

  While ATL does not currently have any employment contracts in effect with any of its executive officers, the Board of Directors adopted the Severance Plan in 1998, which provides for the payment of certain separation benefits to officers and other employees of ATL in the event of termination, other than for cause, following a change in control of ATL. See "THE MERGER--Interests of Certain Persons in the Merger."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Under Section 145 of the DGCL, ATL can indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. ATL's Bylaws provide that ATL will indemnify its directors and officers to the fullest extent permitted by law and require ATL to advance litigation expenses upon receipt by ATL of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. The Bylaws further provide that rights conferred under such Bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

  ATL's Certificate of Incorporation provides that, pursuant to the DGCL, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to ATL and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to ATL or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

  ATL has entered into agreements to indemnify its directors and certain of its officers in addition to the indemnification provided for in the Certificate of Incorporation and Bylaws. These agreements, among other things, require ATL to indemnify its directors and certain of its officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of ATL, on account of services as a director or officer of ATL, or as a director or officer of any other company or enterprise to which the person provides services at the request of ATL.

1997 STOCK INCENTIVE PLAN

  ATL's 1997 Stock Incentive Plan (the "1997 Plan") was adopted by the Board of Directors and became effective on September 4, 1997 upon adoption by ATL's stockholders. A total of 200,000 shares of ATL Class A Common Stock have been authorized for issuance under the 1997 Plan. In no event may any one participant in the 1997 Plan receive option grants or direct stock issuances for more than 50,000 shares in the aggregate per calendar year.

  The 1997 Plan contains three separate equity incentive programs: (i) a Discretionary Option Grant Program, (ii) a Stock Issuance Program, and (iii) an Automatic Option Grant Program. ATL has reserved 200,000 shares of ATL Class A Common Stock for issuance under the 1997 Plan. In no event may any one participant in the 1997 Plan be granted stock options, separately exercisable stock appreciation rights and direct stock issuances for more than 50,000 shares in the aggregate per calendar year. Shares subject to any outstanding options under the 1997 Plan which expire or otherwise terminate prior to exercise will be available for subsequent option grants and direct issuances. Unvested shares issued under the 1997 Plan and subsequently repurchased by ATL, at the exercise price or direct issue price paid per share, pursuant to its repurchase rights under the 1997 Plan will also be available for subsequent issuance. However, shares subject to any option surrendered in accordance with the stock appreciation right provisions of the 1997 Plan will not be available for subsequent issuance.

  The Compensation Committee of the Board will serve as the initial Plan Administrator with respect to the Discretionary Option Grant and Stock Issuance Programs. The term "Plan Administrator" as used herein will mean the Compensation Committee or any other appointed committee acting within the scope of its administrative authority under the 1997 Plan. Administration of the Automatic Option Grant Program will be self-executing in accordance with the express provisions of such program.

  Officers and employees, nonemployee Board members and independent consultants and advisors in the service of ATL or its parent and subsidiaries (whether now existing or subsequently established) are eligible to participate in the Discretionary Option Grant and Stock Issuance Programs. Only nonemployee members of the Board will be eligible to participate in the Automatic Option Grant Program.

  Discretionary Option Grant Program. The Plan Administrator has complete discretion under the Discretionary Option Grant Program to determine which eligible individuals are to receive option grants, the time or times when such grants are to be made, the number of shares subject to each such grant, the status of any granted option as either an incentive stock option or a nonstatutory option under the federal tax laws, the vesting schedule (if any) to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding. Each granted option will have an exercise price per share not less than one hundred percent (100%) of the fair market value per share of ATL Class A Common Stock on the option grant date, and no granted option will have a term in excess of ten (10) years. The option will generally become exercisable in a series of installments over a specified period of service measured from the grant date. The Plan Administrator is also authorized to issue tandem stock appreciation rights and limited stock appreciation rights in connection with option grants made under the Discretionary Option Grant Program. The Plan Administrator also has the authority to effect the cancellation of outstanding options under the Discretionary Option Grant Program and to issue replacement options with an exercise price equal to the fair market value per share of ATL Class A Common Stock at the time of the new grant.

  Stock Issuance Program. ATL may sell shares of its Class A Common Stock under the Stock Issuance Program at a price per share not less than one hundred percent (100%) of their fair market value, payable in cash or through a promissory note payable to ATL. Shares may also be issued as a bonus for past services. The shares issued as a bonus for past services will be fully vested upon issuance. All other shares issued under the program will be subject to a vesting schedule tied to the performance of service or the attainment of performance goals. The Plan Administrator will, however, have the discretionary authority at any time to accelerate the vesting of any and all unvested shares outstanding under the 1997 Plan.

  Automatic Option Grant Program. Under the Automatic Option Grant Program, nonemployee Board members will receive option grants at specified intervals over their period of Board service. Under this program, each individual serving as a nonemployee Board member on the effective date of the 1997 Plan will automatically be granted on that date a nonstatutory option to purchase 10,000 shares of ATL Class A Common Stock. Each individual who first becomes a nonemployee Board member on or after the effective date, whether through election by the stockholders or appointment by the Board, will automatically be granted, at the time of such initial election or appointment, a nonstatutory option to purchase 5,000 shares of ATL Class A Common Stock, provided such individual has not previously been in ATL's employ.

  Each automatic option grant will have an exercise price per share equal to 100% of the fair market value per share of ATL Class A Common Stock on the grant date and a maximum term of ten years measured from such date. Each option will be immediately exercisable for all of the option shares. Any shares purchased under the option will, however, be subject to repurchase by ATL at the exercise price paid per share upon the optionee's cessation of Board service prior to vesting in those shares. The shares of ATL Class A Common Stock subject to each initial 10,000 share grant will vest in a series of four successive equal annual installments over the optionee's period of continued Board service measured from the automatic grant date, and the shares subject to each annual 5,000 share grant will vest in full upon the optionee's completion of one year of Board service measured from the grant date. Each automatic option will remain exercisable for a twelve month period following the optionee's cessation of service as a Board member. In no event, however, may the option be exercised after the expiration date of the option term. During the applicable post-service exercise period, the option may not be exercised for more than the number of option shares (if any) in which the Board member is vested at the time of his or her cessation of Board service. The shares subject to each automatic option grant will immediately vest upon
(i) the optionee's death or permanent disability while a Board member, (ii) an acquisition of ATL by merger or asset sale, (iii) the successful completion of a tender offer for more than 50% of ATL's outstanding voting stock, or (iv) a change in the majority of the Board effected through one or more contested elections for Board membership.

     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ATL

  The following table sets forth, as of June 24, 1998, the number and percentage ownership of ATL Common Stock owned by (i) each of the Named Executive Officers in the Summary Compensation Table which appears elsewhere herein, (ii) each director of ATL, (iii) all Executive Officers and Directors of ATL as a group, and (iv) each stockholder of ATL who beneficially owned 5% of the ATL Common Stock as of June 24, 1998.

                                            NUMBER OF SHARES OF
                                             ATL COMMON STOCK    PERCENTAGE OF
NAME OF BENEFICIAL OWNER                   BENEFICIALLY OWNED(1)   CLASS(1)
------------------------                   --------------------- -------------
Kevin C. Daly, Ph.D.......................         180,984(2)         1.9%
Chester Baffa.............................          27,331(3)           *
Mark P. Spowart...........................          32,913(3)           *
Steve Morihiro............................          32,378(3)           *
Todd Kreter...............................          25,831(3)           *
Crandall Gudmundson.......................         186,728            1.9%
Joel Slutzky (4)..........................         497,146(5)         5.5%
Thomas L. Thomas..........................             --             --
Paul E. Wright............................          35,145              *
All directors and executive officers as a
 group (11 persons).......................       1,027,771(6)        10.6%

--------
 *Less than one percent.
(1) The number of shares beneficially owned and the percentage of shares beneficially owned are based on 9,655,000 shares of ATL Class A Common Stock and 333 shares of ATL Class B Common Stock outstanding as of July 31, 1998. Beneficial ownership is determined in accordance with the rules and regulations of the Commission. Shares of ATL Common Stock subject to options that are currently exercisable or exercisable within 60 days of June 24, 1998 are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, such person have sole voting and investment power with respect to all shares of ATL Common Stock shown as beneficially owned by them.
(2) Includes 104,155 shares of ATL Class B Common Stock issuable upon exercise of vested options.
(3) Includes 20,833 shares of ATL Class B Common Stock issuable upon exercise of vested options.
(4) The address of record for Mr. Slutzky is 1515 South Manchester Avenue, Anaheim, California 92802.
(5) Includes 299,257 shares held by the Slutzky Family Trust.
(6) Includes 208,331 shares of ATL Class A Common Stock issuable upon exercise of vested options

             CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF ATL

  Prior to ATL's initial public offering in March 1997 (the "IPO"), ATL was a wholly-owned subsidiary of Odetics. As the sole stockholder, Odetics maintained substantial control over the operations of ATL and provided ATL with significant management, financial, administrative and other resources, including treasury, accounting, tax, internal audit, legal, human resources, sales and marketing and other support services. In May 1997, ATL and Odetics entered into a Separation and Distribution Agreement, pursuant to which, in October 1997, Odetics completed a tax free distribution of all of Odetics' shares of Class A Common Stock of ATL to the stockholders of Odetics.

  The Separation and Distribution Agreement set forth the agreements between ATL and Odetics with respect to the principal corporate transactions required to effect the IPO, to separate the operations of ATL from Odetics, and to facilitate the Distribution. Pursuant to this agreement, Odetics sold all assets related to the business of ATL to ATL, and ATL assumed and agreed to faithfully perform and fulfill all related liabilities and obligations. All assets conveyed were transferred for a purchase price equal to their respective book values, calculated in accordance with generally accepted accounting principles, which the parties believe was equivalent to the fair market value thereof.

  The Separation and Distribution Agreement also provided for a full and complete release and discharge after the IPO of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the IPO, between or among ATL and its affiliates, on the one hand, and Odetics and its affiliates, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among them on or before the IPO), except as expressly set forth in the Separation and Distribution Agreement.

  ATL agreed to indemnify, defend and hold Odetics and its affiliates harmless from and against all liabilities relating to, arising out of or resulting from
(i) the failure of ATL or any other person to pay, perform or otherwise promptly discharge any ATL liabilities in accordance with their respective terms, (ii) ATL's business, or any contract of ATL, (iii) any breach by ATL or of the Separation and Distribution Agreement or any ancillary agreements, and
(iv) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in ATL's Registration Statement on Form S-1 in connection with the IPO.

  Odetics agreed to indemnify, defend and hold ATL and its affiliates harmless from and against all liabilities relating to, arising out of or resulting from
(i) the failure of Odetics or any other person to pay, perform or otherwise promptly discharge any liabilities of Odetics, (ii) the business of Odetics or any contract of Odetics, and (iii) any breach by Odetics or any of its affiliates of the Separation and Distribution Agreement or any ancillary agreements. Neither ATL nor Odetics is aware of any liabilities existing as of the date hereof which would give rise to an indemnification obligation under the Separation and Distribution Agreement.

  The Separation and Distribution Agreement also provided that during the period prior to the Distribution, ATL would reimburse Odetics for its proportionate share of premiums paid or accrued on insurance policies under which ATL had coverage.

  In fiscal 1998, ATL was charged and/or allocated expenses of $506,000. The costs of these services were directly charged and/or allocated using methods that ATL's management believes are reasonable, although not necessarily indicative of the costs ATL would have incurred to obtain these services had it been a separate entity. Neither Odetics nor ATL conducted any study or obtained any estimates from third parties to determine what the cost of obtaining such services from third parties may have been.

  In October 1997, twelve employees borrowed an aggregate of approximately $237,000 from Odetics to finance the exercise of options to purchase Class A Common Stock of Odetics. Such loans were evidenced by promissory notes which bear interest at 5.7% per annum and are due and payable upon the expiration date of the original options, which dates range from December 1997 to May 2005. Such employees included Kevin C. Daly, ATL's Chief Executive Officer, President and Chairman of the Board, whose initial principal balance under such notes was approximately $171,000. In March 1998, ATL purchased all of these promissory notes from Odetics for an aggregate purchase price of $244,000. In addition, in July 1998, ATL paid to Odetics approximately $8.9 million in repayment of outstanding indebtedness owed to Odetics.

                       DESCRIPTION OF ATL CAPITAL STOCK

  The authorized capital stock of ATL consists of 50,000,000 shares of Common Stock, $0.0001 par value per share, and 5,000,000 shares of Preferred Stock, $0.0001 par value per share. The Common Stock is divided into two series, 45,000,000 shares of which are designated Class A Common Stock and 5,000,000 shares of which are designated Class B Common Stock.

  ATL Common Stock. As of August 10, 1998, there were 9,655,000 shares of ATL Class A Common Stock outstanding and 333 shares of ATL Class B Common Stock outstanding. ATL Class A Common Stock is listed on Nasdaq under the symbol ATLPA. As of such date, the outstanding ATL Class A Common Stock was held of record by approximately 736 stockholders. The holders of ATL Class A Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and the holders of ATL Class B Common Stock are entitled to one-twentieth of one vote per share held on all such matters as may be provided by law. Subject to the rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of ATL Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the ATL Board out of assets legally available therefor. In the event of a liquidation, dissolution or winding up of ATL, the holders of ATL Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of holders of Preferred Stock that may be then outstanding. The ATL Common Stock has no preemptive or conversion rights or other subscription rights. The ATL Common Stock is not redeemable, and there are no sinking fund provisions applicable to it. All outstanding shares of ATL Common Stock are fully paid and non-assessable.

  ATL Preferred Stock. ATL's Certificate of Incorporation authorizes 5,000,000 shares of Preferred Stock. The ATL Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the powers, designations, preferences, and relative, participating, optional or other rights, if any, or the qualifications, limitations or restrictions thereof, including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of ATL without further action by the stockholders and could adversely affect the voting and other rights of the holders of ATL Common Stock, including the loss of voting control to others. As of August 10, 1998, there were no shares of ATL Preferred Stock outstanding.

  Stockholder Rights Plan. On March 11, 1998, the ATL Board declared a dividend of one Preferred Share Purchase Right for each outstanding share of ATL Common Stock. The dividend was payable on March 23, 1998 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from ATL one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $.0001 per share (the "Series A Preferred Stock"), of ATL at a price of $60.00 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of March 11, 1998 (the "Rights Agreement") between ATL and BankBoston, N.A. as Rights Agent.

  Currently the rights are transferred with the shares of ATL Common Stock. Upon the date of occurrence of certain events generally associated with an unsolicited takeover attempt of ATL or certain transactions involving a change of control (the "Distribution Date"), the Rights (other than Rights held by an Acquiring Person (as defined in the Rights Agreement) will become exercisable and will no longer trade with the Common Stock. The Rights will expire at the close of business on March 23, 2008, subject to extension or prior redemption or exchange by ATL. The Purchase Price payable, and the number of Units of Series A Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution upon the occurrence of certain events.

  Each Unit of Series A Preferred Stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of ATL Common Stock. In the event of liquidation, the holders of the Units of Series A Preferred Stock will be entitled to an aggregate payment of 1,000 times the payment made per share of ATL

Common Stock. Each Unit of Series A Preferred Stock will have 1,000 votes, voting together with the ATL Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of ATL Common Stock are exchanged, each Unit of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of ATL Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the dividend, liquidation and voting rights, the value of the Units of Series A Preferred Stock purchasable upon exercise of each Rights should approximate the value of one share of ATL Common Stock.

  In the event that, after the Rights become exercisable, ATL is acquired in a merger or other business combination transaction with an Acquiring Person or an affiliate thereof, or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person or an affiliate thereof, each holder of a Right will thereafter have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Rights.

  In the event that any person or group of affiliated or associated persons becomes the beneficial owner of 15% or more of the outstanding shares of ATL Common Stock, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of ATL Common Stock or Units of Series A Preferred Stock (or cash, other securities or property) having a market value of two times the exercise price of the Rights.

  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire ATL on terms not approved by ATL's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the ATL Board since the Rights may be redeemed by ATL at the Redemption Price prior to the occurrence of a Distribution Date. On May 18, 1998, ATL amended the Rights Plan to permit Quantum to acquire ATL pursuant to the Merger Agreement without triggering a distribution of Rights.

  Transfer Agent and Registrar. The Transfer Agent and Registrar of the ATL Class A Common Stock is First National Bank of Boston.

                                 LEGAL MATTERS

  The validity of the shares of Quantum Common Stock to be issued in connection with the Merger and the federal income tax consequences of the Merger will be passed upon for Quantum by Wilson Sonsini Goodrich & Rosati P.C., Palo Alto, California. Certain legal matters in connection with the Merger Agreement and the federal income tax consequences of the Merger will be passed upon for ATL by Brobeck, Phleger & Harrison LLP, Irvine, California.

                                    EXPERTS

  The consolidated financial statements and schedule of Quantum appearing in its Annual Report on Form 10-K for the year ended March 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference in this Proxy Statement, which is referred to and made a part of this Prospectus and Registration Statement, which as to the year ended March 31, 1998 is based in part on the report of KPMG Peat Marwick LLP, independent auditors. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated and combined financial statements of ATL at March 31, 1998 and 1997 and for each of the three years in the period ended March 31, 1998 included in this Proxy Statement, which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firms as experts in accounting and auditing.

  It is expected that representatives of Ernst & Young LLP will be present at the ATL Special Meeting where they will have an opportunity to respond to appropriate questions of stockholders and to make a statement if they so desire.

                               ATL PRODUCTS, INC.

            INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Consolidated and Combined Financial Statements of ATL Products, Inc.
  Report of Independent Auditors.......................................... F-2
  Consolidated Balance Sheets as of March 31, 1998 and 1997............... F-3
  Consolidated and Combined Statements of Operations for the years ended
   March 31, 1998, 1997 and 1996.......................................... F-4
  Consolidated and Combined Statements of Stockholders' Equity for the
   years ended March 31, 1998, 1997 and 1996.............................. F-5
  Consolidated and Combined Statements of Cash Flows for the years ended
   March 31, 1998, 1997 and 1996.......................................... F-6
  Notes to Consolidated and Combined Financial Statements................. F-7
Unaudited Consolidated Financial Statements
  Unaudited Consolidated Balance Sheet as of June 30, 1998................ F-18
  Unaudited Consolidated Statements of Operations for the three months ended June 30, 1998 and June 30, 1997.................................. F-19
  Unaudited Consolidated Statements of Cash Flows for the three months ended June 30, 1998 and June 30, 1997.................................. F-20
  Notes to Unaudited Consolidated Financial Statements.................... F-21

                        REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
ATL Products, Inc.

  We have audited the accompanying consolidated balance sheets of ATL Products, Inc. (the Company), as of March 31, 1998 and 1997, and the related consolidated and combined statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ATL Products, Inc. at March 31, 1998 and 1997, and the consolidated and combined results of its operations and its cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Orange County, California

April 28, 1998,
except for the third
paragraph of Note 8,
as to which the date
is August 21, 1998

                            See accompanying notes.

                               ATL PRODUCTS, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                                 MARCH 31
                                                              ----------------
                                                               1998     1997
                                                              -------  -------
                                                              (IN THOUSANDS)
                           ASSETS
                           ------
Current assets:
  Cash and cash equivalents.................................. $ 1,815  $ 9,494
  Trade accounts receivable, net of allowance for doubtful
   accounts of $511 in March 1998 and $319 in March 1997.....  22,383   12,730
  Inventories:
    Materials and supplies...................................  15,821    8,671
    Work in process..........................................   2,023    1,019
    Finished goods...........................................   4,629    2,937
  Deferred income taxes......................................   2,042      --
  Prepaid expenses and other.................................     898      355
                                                              -------  -------
      Total current assets...................................  49,611   35,206
Leasehold improvements and equipment:
  Leasehold improvements.....................................   1,293      596
  Equipment..................................................   7,075    3,967
  Allowances for depreciation................................  (2,950)  (1,844)
                                                              -------  -------
                                                                5,418    2,719
                                                              -------  -------
      Total assets........................................... $55,029  $37,925
                                                              =======  =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
            ------------------------------------
Current liabilities:
  Trade accounts payable..................................... $15,099  $10,185
  Accrued payroll and related................................   2,733    1,545
  Income taxes payable.......................................   3,474    2,018
  Deferred service income....................................   2,753    1,116
  Other accrued expenses.....................................   1,182    1,199
  Current portion of long-term debt (Note 3).................   3,249    3,249
                                                              -------  -------
      Total current liabilities..............................  28,490   19,312
Long-term debt, less current portion (Note 3)................   9,582    9,748
Commitments and contingencies (Note 8)
Stockholders' equity (Note 7)
  Preferred stock, $.0001 par value:
    Authorized shares--5,000,000
    Issued and outstanding shares--none......................     --       --
  Common stock, $.0001 par value:
    Authorized shares--45,000,000 Class A; 5,000,000 Class
     B.......................................................
    Issued and outstanding shares--9,655,000 Class A at March
     31, 1998 and March 31, 1997; no Class B.................       1        1
  Additional paid in capital.................................  16,927   16,927
  Retained earnings (deficit)................................      29   (8,065)
  Cumulative translation adjustment..........................     --         2
                                                              -------  -------
      Total stockholders' equity.............................  16,957    8,865
                                                              -------  -------
      Total liabilities and stockholders' equity............. $55,029  $37,925
                                                              =======  =======

                            See accompanying notes.

                               ATL PRODUCTS, INC.

               CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

                                                         YEAR ENDED MARCH 31
                                                       -----------------------
                                                        1998    1997    1996
                                                       ------- ------- -------
                                                        (IN THOUSANDS, EXCEPT
                                                       PER SHARE INFORMATION)
Net sales:
  Products............................................ $87,910 $53,717 $24,795
  Service and spare parts.............................   9,717   6,311   4,615
                                                       ------- ------- -------
    Total net sales...................................  97,627  60,028  29,410
Cost of sales:
  Products............................................  55,401  32,591  15,682
  Service and spare parts.............................   5,896   3,051   3,181
                                                       ------- ------- -------
    Total cost of sales...............................  61,297  35,642  18,863
                                                       ------- ------- -------
Gross profit..........................................  36,330  24,386  10,547
Expenses:
  Research and development............................   8,370   5,686   1,731
  Sales and marketing.................................  12,239   7,070   3,718
  General and administrative..........................   4,020   3,392   2,948
  Nonrecurring charge (Note 4)........................     --      --    1,392
                                                       ------- ------- -------
Income from operations................................  11,701   8,238     758
Interest expense......................................     992   1,707   1,861
                                                       ------- ------- -------
Income (loss) before income taxes.....................  10,709   6,531  (1,103)
Income taxes (Note 5).................................   2,615   2,600      86
                                                       ------- ------- -------
Net income (loss)..................................... $ 8,094 $ 3,931 $(1,189)
                                                       ======= ======= =======
Basic earnings (loss) per share (Note 1).............. $   .84 $   .48 $  (.15)
                                                       ======= ======= =======
Diluted earnings (loss) per share (Note 1)............ $   .83 $   .48 $  (.15)
                                                       ======= ======= =======


                            See accompanying notes.

                               ATL PRODUCTS, INC.

          CONSOLIDATED AND COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY

                               COMMON STOCK
                         ------------------------
                                       ADDITIONAL RETAINED   CUMULATIVE
                                        PAID IN   EARNINGS   TRANSLATION
                         SHARES AMOUNT  CAPITAL   (DEFICIT)  ADJUSTMENT   TOTAL
                         ------ ------ ---------- ---------  ----------- --------
                                             (IN THOUSANDS)
Balance at March 31,
 1995................... 8,005   $  1   $ 1,009   $ (9,848)     $--      $ (8,838)
 Allocation to former
  parent................   --     --        --         (86)      --           (86)
 Net loss...............   --     --        --      (1,189)      --        (1,189)
                         -----   ----   -------   --------      ----     --------
Balance at March 31,
 1996................... 8,005   $  1     1,009    (11,123)      --       (10,113)
 Proceeds from initial
  public offering....... 1,650    --     15,918        --                  15,918
 Allocation to former
  parent................   --     --        --        (873)      --          (873)
 Foreign currency trans-
  lation adjustment        --     --        --         --          2            2
 Net income.............   --     --        --       3,931       --         3,931
                         -----   ----   -------   --------      ----     --------
Balance at March 31,
 1997................... 9,655   $  1    16,927     (8,065)        2        8,865
 Foreign currency trans-
  lation adjustment.....   --     --        --         --         (2)          (2)
 Net income.............   --     --        --       8,094       --         8,094
                         -----   ----   -------   --------      ----     --------
Balance at March 31,
 1998................... 9,655   $  1   $16,927   $     29      $--      $ 16,957
                         =====   ====   =======   ========      ====     ========



                            See accompanying notes.

                               ATL PRODUCTS, INC.

               CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

                                                      YEAR ENDED MARCH 31
                                                    --------------------------
                                                      1998     1997     1996
                                                    --------  -------  -------
                                                         (IN THOUSANDS)
OPERATING ACTIVITIES
Net income (loss).................................  $  8,094  $ 3,931  $(1,189)
Adjustments to reconcile net income (loss) to net
 cash provided by (used in) operating activities:
  Depreciation and amortization...................     1,905      503      450
  Deferred tax benefit............................    (2,042)     --       --
  Provision for losses on accounts receivable.....       192      343       39
  Foreign currency translation adjustment.........        (2)       2      --
  Changes in operating assets and liabilities
   (Note 10)......................................   (11,855)    (243)  (1,948)
                                                    --------  -------  -------
    Net cash provided by (used in) operating ac-
     tivities.....................................    (3,708)   4,536   (2,648)
INVESTING ACTIVITIES
Purchases of property, plant and equipment........    (3,805)  (2,022)    (498)
FINANCING ACTIVITIES
Proceeds from line of credit and long-term
 borrowings.......................................     9,212      --       --
Principal payments on line of credit and long-term
 debt.............................................    (6,400)     --       --
Principal payments on long-term debt to former
 parent...........................................    (2,978)  (8,939)   3,146
Proceeds from initial public offering.............       --    15,918      --
                                                    --------  -------  -------
    Net cash provided by (used in) financing ac-
     tivities.....................................      (166)   6,979    3,146
                                                    --------  -------  -------
Net change in cash and cash equivalents...........    (7,679)   9,493      --
Cash and cash equivalents at beginning of period..     9,494        1        1
                                                    --------  -------  -------
Cash and cash equivalents at end of period........  $  1,815  $ 9,494  $     1
                                                    ========  =======  =======



                            See accompanying notes.

                              ATL PRODUCTS, INC.

            NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

                                MARCH 31, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company. ATL Products, Inc. (the Company), designs, manufactures, markets and services automated magnetic libraries used to manage, store and transfer data in networked computing environments. The Company's customers are original equipment manufacturers, value added resellers and storage system integrators located primarily in North America and Europe. The Company has wholly-owned subsidiaries in the United Kingdom and in Australia, and has a sales branch office in Japan.

  Distribution of Parent Company's Equity Interest in Company. On October 2, 1997, Odetics, Inc., the Company's former parent (Odetics), announced that it had received a favorable Section 355 distribution ruling from the Internal Revenue Service allowing it to distribute, on a tax free basis, its 82.9% ownership of the Company's Class A Common Stock to Odetics stockholders. On October 31, 1997, Odetics completed the distribution by issuing a dividend of approximately 1.1 shares of the Company's Class A Common Stock for each share of Odetics Class A Common Stock and Class B Common Stock outstanding on the record date.

  Basis of Presentation. The accompanying financial statements include the accounts of the Company and its subsidiaries. Effective December 31, 1996, the Company's former parent, Odetics, transferred to the Company the portion of its business that provided worldwide service and support for the Company's products. The transfer was made at book value and resulted in the Company obtaining net assets with a carrying value of $2.3 million related to the service and support operations and a corresponding increase in long-term debt. The financial information for the service and support operations has been included in the Company's financial statements for all periods because the transfer was treated in a manner similar to a pooling of interests for financial reporting purposes. Additionally, for periods prior to the establishment of the Company's wholly-owned subsidiary in the United Kingdom, ATL Products, Ltd. (APL), on July 1, 1996, the Company utilized a subsidiary of its former parent for administrative services related to the distribution of its products in Europe. The accompanying financial statements combine the revenues, costs and expenses incurred by this entity that relate to the Company's products in all applicable periods in order to present these activities in a manner similar to a pooling of interests. The net income or loss from these operations for periods prior to December 31, 1996 has been retained by Odetics, Inc. and are reflected as "Allocation to former parent" in the accompanying consolidated and combined statements of stockholders' equity. Intercompany balances and transactions have been eliminated.

  Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the consolidated financial statements include the allowance for doubtful accounts, inventory reserves and income tax valuation allowances.

  Revenue Recognition. Sales and related cost of sales are recognized on the date of shipment.

  Inventory Valuation. Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method.

  Leasehold Improvements and Equipment. Leasehold improvements and equipment are recorded at cost. Leasehold improvements are amortized on a straight-line basis over the life of the lease. Equipment is depreciated principally by the declining balance method over its estimated useful lives (four to eight years).

  Long-Lived Assets. Long-lived assets and certain intangibles held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability test is performed at the lowest level at which undiscounted net cash flows can be directly attributable to long-lived assets.

                              ATL PRODUCTS, INC.

  Fair Values of Financial Instruments. The fair values of the Company's long-term debt instruments approximate their carrying value because interest charges thereon are based on prevailing market rates.

  Stock Compensation. The Company has adopted Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  To calculate the pro forma information required by Statement 123, the Company uses the Black-Scholes option pricing model. The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  Earnings Per Share. Earnings per share is computed using weighted average number of common stock and common stock equivalents outstanding during the year. In fiscal 1998, the Company adopted FASB Statement No. 128, Earnings Per Share, which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is similar to fully diluted earnings per share. All earnings per share amounts for all periods have been presented to conform with the Statement No. 128 requirements and the accounting rules set forth in Staff Accounting Bulletin 98 issued by the Securities and Exchange Commission on February 3, 1998.

  The following table sets forth the computation of basic and diluted earnings
(loss) per share:

                                                         YEAR ENDED MARCH 31
                                                        ---------------------
                                                         1998   1997   1996
                                                        ------ ------ -------
                                                        (IN THOUSANDS, EXCEPT
                                                              PER SHARE
                                                            INFORMATION)
   Numerator: Net income (loss)........................ $8,094 $3,931 $(1,189)
                                                        ====== ====== =======
   Denominator:
     Denominator for basic earnings (loss) per share--
      weighted average shares outstanding..............  9,655  8,118   8,005
   Effect of dilutive securities:
     Employee stock options............................    110     40     --
                                                        ------ ------ -------
     Denominator for diluted earnings (loss) per
      share............................................  9,765  8,158   8,005
                                                        ====== ====== =======
   Basic earnings (loss) per share..................... $ 0.84 $ 0.48 $ (0.15)
                                                        ====== ====== =======
   Diluted earnings (loss) per share................... $ 0.83 $ 0.48 $ (0.15)
                                                        ====== ====== =======

  Research and Development Expenditures. Research and development expenditures are charged to expense in the period incurred.

                              ATL PRODUCTS, INC.

  Advertising Expenses. The Company expenses advertising costs as incurred. Advertising expenses totaled $532,000, $434,000 and $121,000 in the fiscal years ended March 31, 1998, 1997 and 1996, respectively.

  Income Taxes. The provision for income taxes consists of the taxes payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities based on enacted tax laws and rates applicable to the period in which differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts which are more likely than not to be realized.

  Prior to November 1, 1997, the Company was included in the consolidated federal income tax return with its former parent, Odetics. The Company and Odetics had initially entered into a Tax Sharing Agreement pursuant to which U.S. and state income taxes were computed in accordance with consolidated return Section 1552(a)(1) of the Internal Revenue Code. Under this allocation, the consolidated tax liability for a given tax year is allocated only to companies in the group that have separate taxable income for that year. The tax liability is allocated pro rata based on each Company's relative separate taxable income. Companies with losses are not allocated any of the tax liability and are not given any benefit for their losses. Effective upon the closing of the Company's initial public offering, the Company entered into a new Tax Allocation Agreement which was effective retroactively to April 1, 1996, whereby the consolidated federal and state income tax liabilities for a given tax year were allocated to the companies in the Parent's group according to their relative separate taxable income for such year. Amounts payable to Odetics under this arrangement totaled $2,100,000 in fiscal 1998 and $1,500,000 in fiscal 1997. As of October 31, 1997, in conjunction with Odetics' distribution of its remaining equity interest in the Company, the Tax Sharing Agreement was terminated.

  Warranty. The Company provides a one year warranty on all products and records a related provision for estimated warranty costs at the date of sale. The Company has reserved $493,000, $192,000 and $183,000 representing the Company's estimated warranty liability at March 31, 1998, 1997 and 1996, respectively.

  Recent Accounting Pronouncements. In June 1997, the FASB issued Statement No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income generally represents all changes in stockholders' equity except those resulting from investments by distributions to stockholders. Statement No. 130 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented. The Company plans to adopt this statement in fiscal 1999. The effect of adopting Statement No. 130 will be the inclusion of foreign currency translation gains and losses as a component of comprehensive income.

  Also in June 1997, the FASB issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, which requires publicly-held companies to report financial and descriptive information about its operating segments in financial statements issued to stockholders for interim and annual periods. The statement also requires additional disclosures with respect to products and services, geographical areas of operations, and major customers. Statement No. 131 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented. The Company plans to adopt this statement in fiscal 1999. Management has not completed its review of the impact of Statement No. 131 but believes adoption may effect segment disclosure in future reporting periods.

2. TRANSACTIONS WITH FORMER PARENT

  The Company and Odetics are parties to an agreement whereby the Company is charged for certain corporate general and administrative functions. These charges totaled $506,000, $1,551,000 and $1,534,000 in the years ended March 31, 1998, 1997 and 1996, respectively, and are included in general and administrative

                              ATL PRODUCTS, INC.

expense in the accompanying consolidated and combined statements of operations. These charges consist of certain accounting, auditing, income tax, payroll and treasury functions, the administration of employee incentive programs, marketing support, facilities management, certain legal services and other support services. Charges are allocated to the Company based on actual amounts incurred on behalf of the Company or agreed upon amounts or percentages that management of the Company believes are reasonable. Amounts due to Odetics that are included in accounts payable are $49,000 and $509,000 as of March 31, 1998 and 1997, respectively.

  Prior to March 1997, Odetics also managed consolidated domestic cash flows. Pursuant to that cash management program, the Company transferred any accumulated cash surplus to Odetics' accounts and Odetics' funded cash disbursements, as needed, to maintain minimum account balances. The Company and Odetics also had an agreement whereby the Odetics charged the Company interest based on the Company's net payable to Odetics using Odetics' cost of related borrowed funds.

  On April 1, 1997, the Company converted the net payable to its former parent into a promissory note that bears interest at the rate to be equal to Odetics' cost of borrowing from the lesser of either of Odetics' primary banks or principal bank (8.5% at March 31, 1998). Principal and interest on this note is payable in sixteen equal quarterly installments at the end of each calendar quarter commencing June 30, 1997 and continuing until all principal and interest have been fully paid. Maturities on the note payable to Odetics are $3,249,000 in 1999, $3,249,000 in 2000 and $3,250,000 in 2001.

3. LONG-TERM DEBT

  In March 1998, the Company entered into a new credit facility with Union Bank of California. This facility includes a $20,000,000 revolving credit agreement, subject to a maximum borrowing base restriction on the Company's eligible accounts receivable, and a $6,500,000 term-loan which is available to the Company on a incremental quarterly basis in order to fund other long-term debt obligations. The facility provides for borrowings at the lesser of the bank's prime rate or at LIBOR plus 1.75% to 2.25% depending on the borrowing level, and is secured by all of the Company's assets. This facility requires the Company to comply with various financial covenants and includes other standard loan compliance requirements. Both credit facilities are currently scheduled to expire in January 2000.

  Long-term debt consisted of the following:

                                                                  MARCH 31
                                                               ---------------
                                                                1998    1997
                                                               ------- -------
                                                               (IN THOUSANDS)
   Revolving credit agreement due January 2000 interest pay-
    able monthly 8.5% at March 31, 1998......................  $ 2,000 $   --
   Term-loan due January 2000 interest payable quarterly 8.5%
    at March 31, 1998........................................      812
   Note payable to Odetics (Note 2)..........................   10,019  12,997
                                                               ------- -------
                                                                12,831  12,997
   Less current portion......................................    3,249   3,249
                                                               ------- -------
                                                               $ 9,582 $ 9,748
                                                               ======= =======

  Included in the borrowing limits of the revolving credit agreement, the Company has available $1,000,000 in standby letters of credit. At March 31, 1998, approximately $485,000 has been reserved for standby letters of credit.

                              ATL PRODUCTS, INC.

4. NONRECURRING CHARGES

  In May 1996, the Company and E-Systems, Inc. (E-Systems) settled certain legal actions each Company had filed against the other related to E-Systems' cancellation of certain purchase orders for the Company's DataLibrary and DataTower products. As a result of the settlement the Company recovered the carrying value of its accounts receivable and inventories related to the E-Systems litigation and recognized no gain or loss on the settlement. In fiscal 1996, the Company incurred legal fees of $1,392,000 of legal fees associated with this dispute, which is reflected as a non-recurring charge in the accompanying financial statements.

                              ATL PRODUCTS, INC.

5. INCOME TAXES

  The reconciliation of the income tax provision (benefit) to taxes computed at the U.S. statutory rate of 35% is as follows:

                                                       YEAR ENDED MARCH 31
                                                       ----------------------
                                                        1998     1997   1996
                                                       -------  ------  -----
                                                          (IN THOUSANDS)
   Income tax (benefit) at statutory rates............ $ 3,748  $2,286  $(386)
   State income taxes, net of federal benefit.........     571     246    --
   Research and development credit....................    (131)    --     --
   Increase (Decrease) in valuation allowance associ-
    ated with deferred tax assets.....................  (1,474)    133    375
   Foreign income subject to tax......................     --      --      86
   Other..............................................     (99)    (65)    11
                                                       -------  ------  -----
     Total income tax provision....................... $ 2,615  $2,600  $  86
                                                       =======  ======  =====

  United States and foreign income (loss) before income taxes are as follows:

                                                        YEAR ENDED MARCH 31
                                                       -----------------------
                                                        1998     1997   1996
                                                       -------  ------ -------
                                                           (IN THOUSANDS)
   Pretax income (loss)
     Domestic......................................... $10,540  $6,303 $(1,446)
     Foreign..........................................     169     228     343
                                                       -------  ------ -------
                                                       $10,709  $6,531 $(1,103)
                                                       =======  ====== =======

  Significant components of the provision (benefit) for income taxes are as follows:

                                                        YEAR ENDED MARCH 31
                                                       -----------------------
                                                        1998     1997   1996
                                                       -------  ------ -------
                                                           (IN THOUSANDS)
   Current:
     Federal.......................................... $ 3,760  $2,221 $   --
     State............................................     841     379     --
     Foreign..........................................      56     --       86
                                                       -------  ------ -------
       Total Current.................................. $ 4,657  $2,600 $    86
   Deferred:
     Federal.......................................... $(2,042)
     State............................................     --      --      --
                                                       -------  ------ -------
       Total Deferred................................. $(2,042)    --      --
                                                       -------  ------ -------
       Total income tax provision .................... $ 2,615  $2,600 $    86
                                                       =======  ====== =======

                              ATL PRODUCTS, INC.

  The components of the deferred tax liabilities and assets are as follows:

                                                                 MARCH 31,
                                                               ---------------
                                                                1998    1997
                                                               ------  -------
                                                               (IN THOUSANDS)
   Deferred tax liabilities:
     Tax over book depreciation............................... $  (26) $   (23)
     Other....................................................    --       (27)
                                                               ------  -------
       Total deferred tax liabilities.........................    (26)     (50)
   Deferred tax assets:
     Inventory reserves.......................................  1,490    1,445
     Deferred compensation and other payroll..................    349      232
     Warranty reserves........................................    196       76
     Bad debt reserve.........................................    172      127
     State taxes..............................................    317      154
     Other....................................................     54      --
                                                               ------  -------
       Total deferred tax assets..............................  2,578    2,034
   Valuation allowance for deferred tax assets................   (510)  (1,984)
                                                               ------  -------
   Net deferred tax assets....................................  2,068       50
                                                               ------  -------
   Net deferred tax assets (liabilities)...................... $2,042  $   --
                                                               ======  =======

  The decrease in the Company's valuation allowance from $1,984,000 at March 31, 1997 to $510,000 at March 31, 1998 is due primarily to the generation of current year taxable income available for future federal net operating loss carrybacks.

6. EMPLOYEE INCENTIVE PROGRAMS

  Effective for the year ended March 31, 1998 the Company's employees participated in the following Company sponsored incentive programs, a Profit Sharing Plan, a Section 401(k) Plan and an Associate Stock Ownership Plan. Prior to October 31, 1997, these incentive programs were sponsored by Odetics.

  Under the terms of a Profit Sharing Plan, the Company contributes to a trust fund such amounts as are determined annually by the Board of Directors. The Company will make approximately a $225,000 contribution for the fiscal year ended March 31, 1998 as compared to no contributions in either 1997 or 1996.

  The Company's employees participate in a Section 401(k) Plan. Under the 401(k) Plan, eligible employees voluntarily contribute to the plan up to 15% of their salary through payroll deductions. The Company matches 50% of contributions up to a stated limit. Under the provisions of the 401(k) Plan, employees have ten investment choices, one of which is the purchase of the Company's Class A common stock at market price. Company matching contributions were approximately $253,000, $123,000 and $115,000 in the years ended March 31, 1998, 1997 and 1996, respectively.

  The Company's employees with more than six months of eligible service participate in a noncontributory Associate Stock Ownership Plan (ASOP). The ASOP provides that Company contributions, which are determined annually by the Board of Directors, may be in the form of cash or shares of the Company's stock. The Company contributions to the ASOP were approximately $0, $144,000 and $98,000 in the years ended March 31, 1998, 1997 and 1996, respectively.

                              ATL PRODUCTS, INC.

  Certain executives of the Company participate in the Odetics' Executive Deferral Plan under which a portion of their annual compensation may be deferred. The plan guarantees each executive a minimum annual return of 10% for deferred amounts up to $20,000 annually through 1994. Effective April 1, 1994, all subsequent deferred amounts and previous annual amounts in excess of $20,000 have no guaranteed rate of return. Compensation charged to operations and deferred under the plan totaled $25,000, $25,000 and $20,000 for the years ended March 31, 1998, 1997 and 1996, respectively.

7. COMMON STOCK AND STOCK OPTION PLANS

  On December 19, 1996, the Company was reincorporated as a Delaware corporation and effected a recapitalization in which two classes of common stock were authorized, consisting of 45,000,000 shares of Class A common stock and 5,000,000 shares of Class B common stock, and each share of the Company's no par common stock was recapitalized into 8,005 shares of Class A common stock, par value $.0001 per share. All share and per share information included in the accompanying financial statements has been restated to reflect the reincorporation and the stock split. Class A and Class B common stock are identical in all respects except for voting rights. The Class A common stock has one vote per share while Class B common stock has .05 of one vote per share. The Class B common stock is not convertible into Class A common stock.

  On March 13, 1997, the Company completed an initial public offering consisting of 1,650,000 shares of the Company's Class A Common Stock, at an offering price of $11 per share (Offering). From the net proceeds of the Offering of approximately $15,918,000, the Company used $6,752,000 to repay a portion of Company's indebtedness to Odetics.

  The Company's Board of Directors has adopted and approved the ATL Products, Inc. 1996 Stock Incentive Plan (the 1996 Plan), and authorized 2,000,000 shares of the Company's Class B common stock for issuance under the 1996 Plan. In November 1997, the Company's Board of Directors adopted and approved the 1997 Stock Incentive Plan (the 1997 Plan) and authorized 200,000 shares of the Company's Class A Common Stock for issuance under the 1997 Plan. In connection with the adoption of the 1997 Plan, the Board of Directors canceled 1,151,500 shares available for grant under the 1996 Plan. Under terms of the Plans, eligible key employees, directors and consultants can receive options to purchase shares of the Company's common stock at prices not less than 100% for incentive stock options and not less than 85% for nonqualified stock options of the fair value on the date of grant as determined by the Board of Directors. Options vest over a three year period and expire ten years after date of grant or 90 days after termination of employment.

                              ATL PRODUCTS, INC.

  Activity under the 1996 and 1997 Plans are set forth below:

                                                     OPTIONS OUTSTANDING
                                               --------------------------------
                                                                      WEIGHTED-
                                     SHARES                            AVERAGE
                                   AVAILABLE   NUMBER OF   PRICE PER  EXERCISE
                                   FOR GRANT    SHARES       SHARE      PRICE
                                   ----------  ---------  ----------- ---------
   Balance at March 31, 1996......        --         --   $       --    $ --
   Additional shares reserved.....  2,000,000        --           --      --
   Options granted................   (879,000)   879,000         5.00    5.00
                                   ----------  ---------  -----------   -----
   Balance at March 31, 1997......  1,121,000    879,000         5.00    5.00
   Shares canceled................ (1,152,166)       --           --      --
   Additional shares reserved.....    200,000        --           --      --
   Options granted................   (187,300)   187,300   9.13-16.50    9.65
   Options canceled...............     31,166    (31,166)        5.00    5.00
                                   ----------  ---------  -----------   -----
   Balance at March 31, 1998......     12,700  1,035,134  $5.00-16.50   $5.82
                                   ==========  =========  ===========   =====

  The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as March 31, 1998 were as follows:

                                         OUTSTANDING                  EXERCISABLE
                            ------------------------------------- --------------------
                                        WEIGHTED AVERAGE WEIGHTED             WEIGHTED
     RANGE OF                NUMBER OF     REMAINING     AVERAGE              AVERAGE
     EXERCISE                 SHARES    CONTRACTUAL LIFE EXERCISE   SHARES    EXERCISE
      PRICES                OUTSTANDING     (YEARS)       PRICE   EXERCISABLE  PRICE
     --------               ----------- ---------------- -------- ----------- --------
   $5.00...................   847,834         8.76        $ 5.00    366,000    $ 5.00
   $9.13-$11.06............   171,000         9.67          9.13        --       9.13
   $12.94-$15.75...........    16,300         9.83         15.08        --      15.08

  In calculating pro forma information regarding net income and earnings per share, as required by Statement No. 123, the fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the options on the Company's Class A and Class B common stock: risk-free interest rate of 6.0%; a dividend yield of 0%; volatility of the expected market price of the Company's common stock of .36; and a weighted-average expected life of the option of 4 years.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                                MARCH 31,
                                                          ---------------------
                                                             1998       1997
                                                          ---------- ----------
   Pro forma net income.................................. $7,518,000 $3,831,000
   Pro forma net income per share........................ $      .77 $      .47

  On March 12, 1998, the Company's Board of Directors adopted a Stockholder Rights Plan. Under terms of the Plan, preferred stock purchase rights will be distributed as a dividend at the rate of one Right for each share of Common Stock held as of the close of business on March 23, 1998. The rights are designed to guard against partial tender offers and other abusive and coercive tactics that might be used in an attempt to gain control of the Company without paying all stockholders a fair price for their shares. The Rights will not prevent a takeover attempt, but should encourage anyone seeking to acquire the Company to negotiate with the Company's Board of Directors prior to attempting a takeover. Each Right entitles the Company's stockholders to buy one one-thousandth of a share of Series A Preferred stock of the Company at an exercise price of $60.00. In general, the

                              ATL PRODUCTS, INC.

Rights will be exercisable only if a person or group acquire 15% of more of the Company's Common Stock. Although these Rights are not intended to prevent a takeover, any Rights Plan could be considered to delay or make a merger, tender offer, or proxy contest more difficult thereby potentially adversely affecting the market price of the Company's Common Stock.

8. COMMITMENTS AND CONTINGENCIES

  The Company leases manufacturing and various office facilities under operating leases. Lease terms generally range from 5 to 15 years with options to renew at varying terms. Annual commitments under these leases at March 31, 1998 are as follows:

        FISCAL YEAR
        -----------                                               (IN THOUSANDS)
        1999.....................................................     $  988
        2000.....................................................      1,033
        2001.....................................................      1,077
        2002.....................................................      1,122
        2003.....................................................      1,166
        Thereafter...............................................      1,794
                                                                      ------
                                                                      $7,180
                                                                      ======

  Total rent expense was $1,076,000, $469,000 and $265,000 in the years ended March 31, 1998, 1997 and 1996.

  On August 18, 1998, Storage Technology Corporation (StorageTek) filed a lawsuit against the Company in the U.S. District Court for the Northern District of Georgia alleging the infringement by the Company of a patent issued on August 18, 1998 relating to a receiver and magazine assembly for storage library systems. Because this litigation is at an early stage, the Company is not currently able to evaluate the merits of Storage Tek's claims, nor is it able to make an estimate of the possible loss, if any. No amounts related to this matter have been accrued in the accompanying financial statements.

9. SIGNIFICANT CUSTOMER AND SEGMENT INFORMATION

  The Company operates in a single industry segment; namely, the design, manufacturing, marketing and servicing of automated magnetic tape libraries. Sales to individual customers in excess of 10% of total net sales in the years ended March 31, 1998, 1997 and 1996 are as follows:

                                                           YEAR ENDED MARCH 31,
                                                           ---------------------
        CUSTOMER                                            1998    1997   1996
        --------                                           ------- ------ ------
                                                              (IN THOUSANDS)
        A................................................. $12,867 $5,328 $5,603
        B................................................. $15,952 $2,221    --

  The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's expectations and within amounts provided through the allowance for doubtful accounts.

                              ATL PRODUCTS, INC.

  Information regarding the Company's activities by geographical region are as follows:

                                                                 NORTH
                                                                AMERICA EUROPE
                                                                ------- -------
                                                                (IN THOUSANDS)
   YEAR ENDED MARCH 31, 1998
   Sales....................................................... $83,805 $13,822
   Net income..................................................   7,981     113
   Identifiable assets.........................................  50,343   4,686
   YEAR ENDED MARCH 31, 1997
   Sales....................................................... $50,572 $ 9,456
   Net income..................................................   3,716     215
   Identifiable assets.........................................  34,951   2,974

  Prior to July 1, 1996 the Company had no foreign operations. All products sold by the Company's subsidiary in Europe are acquired from ATL at agreed upon transfer prices.

  Export sales to unaffiliated foreign customers approximated $14.2 million in fiscal 1998 and were less than 10 percent of net sales in fiscal 1997 and 1996.

  An integral component of the Company's products is a data library tape drive that is available from a single supplier. Demand for the supplier tape drives is high and it is possible that in the near term the supply of tape drives could be disrupted. Any disruption of the supply of tape drives would cause delays in production that may be detrimental to the Company's financial performance.

10. SUPPLEMENTAL CASH FLOW INFORMATION

                                                     YEAR ENDED MARCH 31
                                                   --------------------------
                                                     1998     1997     1996
                                                   --------  -------  -------
                                                        (IN THOUSANDS)
Net cash used in changes in operating assets and
 liabilities
  Increase in accounts receivable................. $ (9,845) $(2,914) $(5,786)
  (Increase) decrease in inventories..............  (10,645)  (7,310)     262
  (Increase) decrease in prepaid expenses and
   other assets...................................     (543)    (284)      38
  Increase in accounts payable and accrued ex-
   penses.........................................    9,178   10,265    3,538
                                                   --------  -------  -------
Net cash used in changes in operating assets and
 liabilities...................................... $(11,855) $  (243) $(1,948)
                                                   ========  =======  =======
                                                     YEAR ENDED MARCH 31
                                                   --------------------------
                                                     1998     1997     1996
                                                   --------  -------  -------
                                                        (IN THOUSANDS)
Cash paid during the year:
  Interest........................................ $    938      --       --
  Income taxes paid...............................    3,166      --       --

                               ATL PRODUCTS, INC.

                      UNAUDITED CONSOLIDATED BALANCE SHEET

                                                                    JUNE 30,
                                                                      1998
                                                                 --------------
                                                                 (IN THOUSANDS)
                             ASSETS
Current assets:
  Cash..........................................................    $   970
  Trade accounts receivable, net of allowance for doubtful ac-
   counts of $628 in June 1998 and $511 in March 1998...........     24,602
  Inventories:
    Materials and supplies......................................     16,171
    Work in process.............................................      2,273
    Finished goods..............................................      4,900
  Deferred income taxes.........................................      2,042
  Prepaid expenses and other....................................      1,083
                                                                    -------
      Total current assets......................................     52,041
Leasehold improvements and equipment:
  Leasehold improvements........................................      1,418
  Equipment.....................................................      7,362
  Allowances for depreciation...................................     (3,331)
                                                                    -------
                                                                      5,449
                                                                    -------
      Total assets..............................................    $57,490
                                                                    =======
              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable........................................    $ 9,165
  Accrued payroll and related...................................      2,973
  Income taxes payable..........................................      1,371
  Deferred service income.......................................      3,115
  Other accrued expenses........................................      1,500
  Current portion of long-term debt.............................      4,873
                                                                    -------
      Total current liabilities.................................     22,997
Long-term debt, less current portion............................     15,637
Stockholders' equity:
  Preferred Stock, $.0001 par value:
    Authorized shares-- 5,000,000
    Issued and outstanding shares-- none........................        --
  Common Stock, $.0001 par value:
    Authorized shares - 45,000,000 Class A; 5,000,000 Class B
    Issued and outstanding shares - 9,655,000 at June 30, 1998;
     333 at June 30, 1998.......................................          1
Additional paid in capital......................................     16,927
Retained earnings...............................................      1,930
Cumulative translation adjustment...............................         (2)
                                                                    -------
    Total stockholders' equity..................................     18,856
                                                                    =======
      Total liabilities and stockholders' equity................    $57,490
                                                                    =======

                               ATL PRODUCTS, INC.

                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                             THREE MONTHS ENDED
                                                                  JUNE 30,
                                                             -------------------
                                                               1998      1997
                                                             --------- ---------
Net sales:
  Products.................................................. $  28,625 $  16,677
  Service and spare parts...................................     4,364     1,890
                                                             --------- ---------
      Total net sales.......................................    32,989    18,567
Cost of sales:
  Products..................................................    19,114     9,973
  Service and spare parts...................................     2,803     1,215
                                                             --------- ---------
      Total cost of sales...................................    21,917    11,188
                                                             --------- ---------
Gross profit................................................    11,072     7,379
Expenses:
  Research and development..................................     2,658     1,761
  Sales and marketing.......................................     3,971     2,698
  General and administrative................................     1,266       661
                                                             --------- ---------
Income from operations......................................     3,177     2,259
Interest expense and other..................................       253       276
                                                             --------- ---------
Income before income taxes..................................     2,924     1,983
Income taxes................................................     1,023       793
                                                             --------- ---------
Net income.................................................. $   1,901 $   1,190
                                                             ========= =========
Basic earnings per share.................................... $    0.20 $    0.12
                                                             ========= =========
Diluted earnings per share.................................. $    0.19 $    0.12
                                                             ========= =========

                               ATL PRODUCTS, INC.

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                           THREE MONTHS ENDED
                                                                JUNE 30,
                                                           --------------------
                                                             1998       1997
                                                           ---------  ---------
OPERATING ACTIVITIES
Net income...............................................  $   1,901  $  1,190
Adjustments to reconcile net income to net cash used in
 operating activities:
  Depreciation and amortization..........................        688       347
  Provision for losses on accounts receivable............        117        60
  Foreign currency translation adjustment................         (2)      (11)
Changes in operating assets and liabilities:
  Increase in accounts receivable........................     (2,336)   (1,767)
  Increase in inventories................................     (1,177)     (343)
  (Increase) decrease in prepaid expenses and other as-
   sets..................................................       (185)      102
  Decrease in accounts payable and accrued expenses......     (7,117)   (5,713)
                                                           ---------  --------
Net cash used in operating activities....................     (8,111)   (6,135)
INVESTING ACTIVITIES
Purchases of leasehold improvements and equipment........       (413)     (550)
FINANCING ACTIVITIES
Proceeds from line of credit and long-term borrowings....     29,148       --
Principal payments on line of credit and long-term debt..    (21,469)     (644)
                                                           ---------  --------
Net cash provided by (used in) financing activities......      7,679      (644)
                                                           ---------  --------
Net change in cash and cash equivalents..................       (845)   (7,329)
Cash and cash equivalents at beginning of period.........      1,815     9,494
                                                           ---------  --------
Cash and cash equivalents at end of period...............  $     970  $  2,165
                                                           =========  ========

                              ATL PRODUCTS, INC.

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1998

NOTE A -- BASIS OF PRESENTATION

  The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 1999. For further information, refer to the consolidated and combined financial statements and footnotes thereto, included elsewhere in this Proxy Statement/Prospectus.

NOTE B -- EARNINGS PER SHARE

  Earnings per share is computed using weighted average number of common stock and common stock equivalents outstanding during the year. In fiscal 1998, the Company adopted FASB Statement No. 128, Earnings Per Share, which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is similar to fully diluted earnings per share. All earnings per share amounts for all periods have been presented to conform with the Statement No. 128 requirements and the accounting rules set forth in Staff Accounting Bulletin 98 issued by the Securities and Exchange Commission on February 3, 1998.

  The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share information):

                                                            THREE MONTHS ENDED
                                                                  JUNE 30
                                                            -------------------
                                                              1998      1997
                                                            --------- ---------
   Numerator: Net income..................................  $   1,901 $   1,190
                                                            ========= =========
   Denominator:
   Denominator for basic earnings per share weighted aver-
    age shares outstanding................................      9,655     9,655
   Effect of dilutive securities:
   Employee stock options.................................        603       --
                                                            --------- ---------
   Denominator for diluted earnings per share.............     10,258     9,655
                                                            ========= =========
   Basic earnings per share...............................  $    0.20 $    0.12
                                                            ========= =========
   Diluted earnings per share.............................  $    0.19 $    0.12
                                                            ========= =========

NOTE C -- COMPREHENSIVE INCOME

  As of April 1, 1998, the Company adopted FASB Statement No. 130 "Reporting Comprehensive Income." Statement No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no material impact on the Company's net income or stockholders' equity. Statement No. 130 requires foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity to be included in other comprehensive income.

  The components of comprehensive income for the three months ended June 30, 1998 and June 30, 1997 are as follows:

                                                                   1998   1997
                                                                  ------ ------
   Net income.................................................... $1,901 $1,190
   Foreign currency translation adjustment.......................      2    --
                                                                  ------ ------
   Comprehensive income.......................................... $1,903 $1,190
                                                                  ====== ======

NOTE D -- LONG-TERM DEBT

  The Company has a credit facility with Union Bank of California. This facility includes a $20,000,000 revolving credit agreement, subject to a maximum borrowing base restriction on the Company's eligible accounts receivable, and a $6,500,000 term-loan which is available to the Company on a incremental quarterly basis in order to fund other long-term debt obligations. The facility provides for borrowings at the lesser of the bank's prime rate or at LIBOR plus 1.75% to 2.25% depending on the borrowing level, and is secured by all of the Company's assets. This facility requires the Company to comply with various financial covenants and includes other standard loan compliance requirements.

  Long-term debt consisted of the following:

                                                           JUNE 30, MARCH 31,
                                                             1998     1998
                                                           -------- ---------
                                                             (IN THOUSANDS)
   Revolving credit agreement due January 2000 interest
    payable monthly 8.5% at June 30, 1998................. $ 9,950   $2,000
   Term-loan due November 1998 interest payable quarterly
    7.9% at June 30, 1998.................................   1,624      812
   Note payable to Odetics................................   8,936   10,019
                                                           -------   ------
                                                            20,510   12,831
   Less current portion...................................   4,873    3,249
                                                           -------   ------
                                                           $15,637   $9,582
                                                           =======   ======

  Included in the borrowing limits of the revolving credit agreement, the Company has available $1,000,000 in standby letters of credit. At June 30, 1998, approximately $485,000 has been reserved for standby letters of credit.

NOTE E -- LITIGATION

  On August 18, 1998, Storage Technology Corporation (StorageTek) filed a lawsuit against the Company in the U.S. District Court for the Northern District of Georgia alleging the infringement by the Company of a patent issued on August 18, 1998 relating to a receiver and magazine assembly for storage library systems. Because this litigation is at an early stage, the Company is not currently able to evaluate the merits of Storage Tek's claims, nor is it able to make an estimate of the possible loss, if any. No amounts related to this matter have been accrued in the accompanying financial statements.

                                                                      APPENDIX A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------






                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                              QUANTUM CORPORATION,

                         QUICK ACQUISITION CORPORATION

                                      AND

                               ATL PRODUCTS, INC.

                                  MAY 18, 1998



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
 ARTICLE I   THE MERGER.................................................   A-1
  1.1        The Merger.................................................   A-1
  1.2        Effective Time; Closing....................................   A-1
  1.3        Effect of the Merger.......................................   A-2
  1.4        Certificate of Incorporation; Bylaws.......................   A-2
  1.5        Directors and Officers.....................................   A-2
  1.6        Effect on Capital Stock....................................   A-2
  1.7        Surrender of Certificates..................................   A-3
  1.8        No Further Ownership Rights in Company Common Stock........   A-4
  1.9        Lost, Stolen or Destroyed Certificates.....................   A-4
  1.10       Tax and Accounting Consequences............................   A-5
  1.11       Taking of Necessary Action; Further Action.................   A-5
 ARTICLE II  REPRESENTATIONS AND WARRANTIES OF COMPANY..................   A-5
  2.1        Organization of Company....................................   A-5
  2.2        Company Capital Structure..................................   A-5
  2.3        Obligations With Respect to Capital Stock..................   A-6
  2.4        Authority..................................................   A-6
  2.5        SEC Filings; Company Financial Statements..................   A-7
  2.6        Absence of Certain Changes or Events.......................   A-8
  2.7        Taxes......................................................   A-8
  2.8        Title to Properties; Absence of Liens and Encumbrances.....  A-10
  2.9        Intellectual Property......................................  A-10
  2.10       Compliance; Permits; Restrictions..........................  A-12
  2.11       Litigation.................................................  A-12
  2.12       Brokers' and Finders' Fees.................................  A-12
  2.13       Employee Benefit Plans.....................................  A-13
  2.14       Environmental Matters......................................  A-15
  2.15       Agreements, Contracts and Commitments......................  A-16
  2.16       Change of Control Payments.................................  A-17
  2.17       Statements; Proxy Statement/Prospectus.....................  A-17
  2.18       Board Approval.............................................  A-17
  2.19       Fairness Opinion...........................................  A-18
  2.20       Section 203 of the Delaware General Corporation Law Not
             Applicable.................................................  A-18
  2.21       Customs....................................................  A-18
 ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB....  A-18
  3.1        Organization of Parent and Merger Sub......................  A-18
  3.2        Parent and Merger Sub Capital Structure....................  A-18
  3.3        Authority..................................................  A-19
  3.4        SEC Filings; Parent Financial Statements...................  A-19
  3.5        Absence of Certain Changes or Events.......................  A-20
  3.6        Statements; Proxy Statement/Prospectus.....................  A-20
  3.7        Litigation.................................................  A-20
 ARTICLE IV  CONDUCT PRIOR TO THE EFFECTIVE TIME........................  A-21
  4.1        Conduct of Business by Company.............................  A-21
  4.2        Conduct of Business by Parent..............................  A-22
 ARTICLE V   ADDITIONAL AGREEMENTS......................................  A-23
  5.1        Proxy Statement/Prospectus; Registration Statement; Other
             Filings; Board Recommendations............................   A-23
  5.2        Meeting of Company Stockholders............................  A-24
  5.3        Confidentiality; Access to Information.....................  A-25

                                                                          PAGE
                                                                          ----
  5.4         No Solicitation...........................................  A-25
  5.5         Public Disclosure.........................................  A-26
  5.6         Reasonable Efforts; Notification..........................  A-26
  5.7         Third Party Consents......................................  A-27
  5.8         Stock Options and Employee Benefits.......................  A-27
  5.9         Form S-8..................................................  A-28
  5.10        Indemnification...........................................  A-28
  5.11        Nasdaq Listing............................................  A-29
  5.12        Company Affiliate Agreement...............................  A-29
  5.13        Regulatory Filings; Reasonable Efforts....................  A-29
  5.14        Comfort Letter............................................  A-29
 ARTICLE VI   CONDITIONS TO THE MERGER..................................  A-30
  6.1         Conditions to Obligations of Each Party to Effect the
              Merger....................................................  A-30
  6.2         Additional Conditions to Obligations of Company...........  A-30
              Additional Conditions to the Obligations of Parent and
  6.3         Merger Sub................................................  A-31
 ARTICLE VII  TERMINATION, AMENDMENT AND WAIVER.........................  A-32
  7.1         Termination...............................................  A-32
  7.2         Notice of Termination; Effect of Termination..............  A-33
  7.3         Fees and Expenses.........................................  A-33
  7.4         Amendment.................................................  A-34
  7.5         Extension; Waiver.........................................  A-34
 ARTICLE VIII GENERAL PROVISIONS........................................  A-34
  8.1         Non-Survival of Representations and Warranties............  A-34
  8.2         Notices...................................................  A-34
  8.3         Interpretation; Knowledge.................................  A-35
  8.4         Counterparts..............................................  A-35
  8.5         Entire Agreement; Third Party Beneficiaries...............  A-36
  8.6         Severability..............................................  A-36
  8.7         Other Remedies; Specific Performance......................  A-36
  8.8         Governing Law.............................................  A-36
  8.9         Rules of Construction.....................................  A-36
  8.10        Assignment................................................  A-36
  8.11        Waiver of Jury Trial......................................  A-36

                               INDEX OF EXHIBITS

 Exhibit A   Form of Voting Agreement
 Exhibit B   Form of Affiliate Agreement
 Exhibit C-1 Persons to Sign Noncompetition Agreement
 Exhibit C-2 Form of Noncompetition Agreement

                     AGREEMENT AND PLAN OF REORGANIZATION

  This AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of May 18, 1998, among Quantum Corporation, a Delaware corporation ("Parent"), Quick Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and ATL Products, Inc., a Delaware corporation ("Company").

                                   RECITALS

  A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.2 below) and in accordance with the Delaware General Corporation Law ("Delaware Law"), Parent and Company intend to enter into a business combination transaction.

  B. The Board of Directors of Company (i) has determined that the Merger (as defined in Section 1.1) is consistent with and in furtherance of the long-term business strategy of Company and fair to, and in the best interests of, Company and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of Company adopt and approve this Agreement and approve the Merger.

  C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain affiliates of Company are entering into Voting Agreements in substantially the form attached hereto as Exhibit A (the "Company Voting Agreements").

  D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

  E. It is also intended by the parties hereto that the Merger shall be treated as a purchase for accounting purposes.

  NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                  THE MERGER

  1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into Company (the "Merger"), the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation. Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

  1.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the "Certificate of Merger") (the time of such filing (or such later time as may be agreed in writing by Company and Parent and specified in the Certificate of Merger) being the "Effective Time") as soon as practicable on or after the Closing Date (as herein defined). Unless the context otherwise requires, the term "Agreement" as used herein refers collectively to this Agreement and Plan of Reorganization and the Certificate of Merger. The closing of the Merger (the "Closing") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date").

  1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

  1.4 Certificate of Incorporation; Bylaws.

  (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation of the Surviving Corporation; provided, however, that at the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be "ATL Products, Inc." The Certificate of Incorporation of the Surviving Corporation shall conform to the requirements set forth in Section 5.10.

  (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended. The Bylaws of the Surviving Corporation shall conform to the requirements set forth in Section 5.10.

  1.5 Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

  1.6 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Company or the holders of any of the following securities:

    (a) Conversion of Company Common Stock. Each share of Class A Common Stock, $0.0001 par value per share, of Company (the "Company Class A Stock") and Class B Common Stock, $0.0001 par value per share, of Company (the "Company Class B Stock" and collectively with the Company Class A Stock, the "Company Common Stock") (including, with respect to each such share of Company Common Stock, the associated Rights (as defined in that certain Rights Agreement (the "Company Rights Plan") dated as of March 11, 1998, between Company and BankBoston, N.A., as Rights Agent) issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b), will be canceled and extinguished and automatically converted (subject to Sections 1.6(e) and (f)) into the right to receive that number of shares of Common Stock of Parent (the "Parent Common Stock") equal to the quotient determined by dividing (i) $29.00 by (ii) the Parent Deemed Value (as defined below) (the "Exchange Ratio") upon surrender of the certificate representing such share of Company Common Stock in the manner provided in
  Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9). For purposes of this Agreement, "Parent Deemed Value" shall mean the average closing price of Parent Common Stock as reported on the Nasdaq National Market System ("Nasdaq") for the period consisting of the 45 trading days ending on and including the fourth trading day prior to the date of the Company Stockholders' Meeting (as defined in Section 2.17) at which the Merger is approved (such 45-day period to be referred to hereinafter as the "Pricing Period"); provided, however, that the Parent Deemed Value shall be subject to adjustment pursuant to Section 1.6(g) below.

    (b) Cancellation of Parent-Owned Stock. Each share of Company Common Stock held by Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

    (c) Stock Options. At the Effective Time, all options to purchase Company Common Stock then outstanding under Company's 1996 Stock Incentive Plan and the Company's 1997 Stock Incentive Plan (collectively, the "Company Stock Option Plans") shall be assumed by Parent in accordance with Section 5.8 hereof.

    (d) Capital Stock of Merger Sub. Each share of Common Stock, $0.0001 par value per share, of Merger Sub (the "Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.0001 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

    (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

    (f) Fractional Shares. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the Parent Deemed Value.

    (g) Adjustment to Parent Deemed Value. Subject to the provisions below, the Parent Deemed Value shall be reduced by an amount equal to 50% of the excess, if any, of the Interim Price over the Adjusted Base Price where, for purposes of such calculation, (i) the Interim Price shall be equal to the average closing price of Parent Common Stock as reported on Nasdaq for the five (5) trading days beginning upon the commencement of the Pricing Period (as defined in Section 1.6(a)) (the "Interim Period") and (ii) the Adjusted Base Price shall be equal to the average closing price of Parent Common Stock as reported on Nasdaq for the five (5) trading days ending on and including May 18, 1998 (such average closing price to be referred to hereinafter as the "Unadjusted Base Price", and such five-day period referred to hereinafter as the "Base Period") increased by the greater of
  (v) the percentage by which the average HDD Index (as defined below) for the Interim Period exceeds the average of the HDD Index for the Base Period or (w) the percentage by which the average of the Nasdaq Composite Index for the Interim Period exceeds the average of the Nasdaq Composite Index for the Base Period; provided, however, that notwithstanding the foregoing, no adjustment shall be made to the Parent Deemed Value (x) if the Adjusted Base Price is greater than or equal to the Interim Price, (y) if the Unadjusted Base Price is greater than or equal to the Parent Deemed Value (as calculated prior to any adjustment pursuant to this Section 1.6(g)) or
  (z) to the extent that any adjustment to the Parent Deemed Value pursuant to this Section 1.6(g) would cause such Parent Deemed Value to be lower than the Unadjusted Base Price. The "HDD Index" for any period shall equal the sum of the daily closing sale prices per share of Seagate Technology Inc. and Western Digital Corp.

  1.7 Surrender of Certificates.

  (a) Exchange Agent. Parent shall select a bank or trust company reasonably acceptable to Company to act as the exchange agent (the "Exchange Agent") in the Merger.

  (b) Parent to Provide Common Stock. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the shares of Parent Common Stock issuable pursuant to
Section 1.6 in exchange for outstanding shares of Company Common Stock, and cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(f) and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 1.7(d).

  (c) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective
Time) of a certificate or certificates (the "Certificates"), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into shares of Parent Common Stock pursuant to Section 1.6, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d), (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock into which their shares of Company Common Stock were converted at the Effective Time, payment in lieu of fractional shares which such holders have the right to receive pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, subject to Section 1.7(d) as to the payment of dividends, to evidence only the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d).

  (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable law, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(f) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

  (e) Transfers of Ownership. If certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

  (f) No Liability. Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, Parent, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

  1.8 No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.6(f) and 1.7(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

  1.9 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common

Stock into which the shares of Company Common Stock represented by such Certificates were converted pursuant to Section 1.6, cash for fractional shares, if any, as may be required pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d).

  1.10 Tax and Accounting Consequences.

  (a) It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

  (b) It is intended by the parties hereto that the Merger shall be treated as a purchase for accounting purposes.

  1.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the officers and directors of Company and Merger Sub will take all such lawful and necessary action. Parent shall cause Merger Sub to perform all of its obligations relating to this Agreement and the transactions contemplated thereby.

                                  ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF COMPANY

  Company represents and warrants to Parent and Merger Sub, subject to the exceptions (i) specifically disclosed in writing in the disclosure letter and
(ii) referencing a specific representation supplied by Company to Parent (or, in the case where no specific reference to a representation is made, where such reference would be reasonably apparent from the context thereof), dated as of the date hereof and certified by a duly authorized officer of Company (the "Company Schedules"), as follows:

  2.1 Organization of Company.

  (a) Company and each of its subsidiaries (i) is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized; (ii) has the corporate or other power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and (iii) except as would not be material to Company, is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

  (b) Company has delivered to Parent a true and complete list of all of Company's subsidiaries as of the date of this Agreement, indicating the jurisdiction of organization of each subsidiary and Company's equity interest therein.

  (c) Company has delivered or made available to Parent a true and correct copy of the Certificate of Incorporation and Bylaws of Company and similar governing instruments of each of its subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither Company nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent governing instruments.

  2.2 Company Capital Structure. The authorized capital stock of Company consists of 45,000,000 shares of Class A Common Stock, $0.0001 par value per share, of which there were 9,655,000 shares issued and outstanding as of May 18, 1998, and 5,000,000 shares of Class B Common Stock, $0.0001 par value per share, of which no shares are issued or outstanding. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Company or any agreement or document to which Company is a party or by which it is bound. As of May 18, 1998, Company had reserved an aggregate of 879,000 shares of Class A Common Stock and 200,000 shares of Class B Common Stock, net of exercises, for issuance pursuant to the Company Stock Option Plans. As of May 18, 1998, there were options outstanding to purchase an aggregate of 848,500 shares of Class A Common Stock and 191,750 shares of Class B Common Stock pursuant to the Company Stock Option Plans. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. The Company Schedules list for each person who held options to acquire shares of Company Common Stock as of May 18, 1998, the name of the holder of such option, the exercise price of such option, the number of shares as to which such option had vested at such date, the vesting schedule for such option and whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement, and indicates the extent of acceleration, if any.

  2.3 Obligations With Respect to Capital Stock. Except as set forth in
Section 2.2, there are no equity securities, partnership interests or similar ownership interests of any class of Company equity security, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities Company owns free and clear of all claims and encumbrances, directly or indirectly through one or more subsidiaries, and except for shares of capital stock or other similar ownership interests of certain subsidiaries of Company that are owned by certain nominee equity holders as required by the applicable law of the jurisdiction of organization of such subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of Company, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 2.2, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Company or any of its subsidiaries is a party or by which it is bound obligating Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Company or any of its subsidiaries or obligating Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. As of the date of this Agreement, except as contemplated by this Agreement, there are no registration rights and there is no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which Company is a party or by which it is bound with respect to any equity security of any class of Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. Stockholders of Company will not be entitled to dissenters' rights under applicable state law in connection with the Merger.

  2.4 Authority.

  (a) Company and each subsidiary has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company, subject only to the approval and adoption of this Agreement and the approval of the Merger by Company's stockholders and the filing of the Certificate of Merger pursuant to Delaware Law. A vote of the holders of a majority of the outstanding shares of the Company Class A Stock is sufficient for Company's stockholders to approve and adopt this Agreement and approve the Merger. This Agreement has been duly executed and delivered by Company and, assuming its due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by Company do not, and the performance of this Agreement by Company will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Company or the equivalent organizational documents of any of its subsidiaries,

(ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by Company's stockholders as contemplated in Section
5.2 and compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which Company or any of its subsidiaries or any of their respective properties is bound or affected, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Company's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material lien or encumbrance on any of the material properties or assets of Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, concession, or other instrument or obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective assets are bound or affected. The Company Schedules list all consents, waivers and approvals under any of Company's or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a material loss of benefits to Company, Parent or the Surviving Corporation as a result of the Merger.

  (b) No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic ("Governmental Entity"), is required to be obtained or made by Company in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Proxy Statement/Prospectus (as defined in Section 2.18) with the Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the securities or antitrust laws of any foreign country, and (iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Company or Parent or have a material adverse effect on the ability of the parties hereto to consummate the Merger.

  2.5 SEC Filings; Company Financial Statements.

  (a) Company has filed all forms, reports and documents required to be filed by Company with the SEC since March 13, 1997 and has made available to Parent such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Company may file subsequent to the date hereof) are referred to herein as the "Company SEC Reports." As of their respective dates, the Company SEC Reports (i) were prepared in accordance with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports and (ii) did not at the time they were filed (or if amended by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Company's subsidiaries is required to file any forms, reports or other documents with the SEC.

  (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the "Company Financials"), including each Company SEC Reports filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of Company and its subsidiaries as at the respective dates thereof and the consolidated results of Company's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of Company contained in Company SEC Reports as of December 31, 1997 is hereinafter referred to as the "Company Balance Sheet." Except as disclosed in the Company Financials, since the date of the Company Balance Sheet neither Company nor any of its subsidiaries has any liabilities required under GAAP to be set forth on a balance sheet (absolute, accrued, contingent or otherwise) which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company and its subsidiaries taken as a whole, except for liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices.

  (c) Company has heretofore furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act.

  2.6 Absence of Certain Changes or Events. Since the date of the Company Balance Sheet there has not been: (i) any Material Adverse Effect (as defined in Section 8.3(c)) on Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Company's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by Company of any of Company's capital stock or any other securities of Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Company's or any of its subsidiaries' capital stock, (iv) any granting by Company or any of its subsidiaries of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by Company or any of its subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by Company or any of its subsidiaries of any increase in severance or termination pay or any entry by Company or any of its subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby, (v) entry by Company or any of its subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property (as defined in Section 2.9) other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by Company with the SEC,
(vi) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (vii) any revaluation by Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

  2.7 Taxes.

  (a) Definition of Taxes. For the purposes of this Agreement, "Tax" or "Taxes" refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

  (b) Tax Returns and Audits.

  (i) Company and each of its subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports ("Returns") relating to Taxes required to be filed by Company and each of its subsidiaries with any Tax authority, and all such returns are true and correct in all material respects.

  (ii) Company and each of its subsidiaries as of the Effective Time will have withheld with respect to its employees all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act ("FICA"), Taxes pursuant to the Federal Unemployment Tax Act ("FUTA") and other Taxes required to be withheld.

  (iii) Neither Company nor any of its subsidiaries has been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against Company or any of its subsidiaries, nor has Company or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

  (iv) No audit or other examination of any Return of Company or any of its subsidiaries by any Tax authority is presently in progress, nor has Company or any of its subsidiaries been notified of any request for such an audit or other examination.

  (v) No adjustment relating to any Returns filed by Company or any of its subsidiaries has been proposed in writing formally or informally by any Tax authority to Company or any of its subsidiaries or any representative thereof.

  (vi) Neither Company nor any of its subsidiaries has any liability for unpaid Taxes which has not been accrued for or reserved on the Company Balance Sheet, whether asserted or unasserted, contingent or otherwise, which is material to Company, other than any liability for unpaid Taxes that may have accrued since the date of the Company Balance Sheet in connection with the operation of the business of Company and its subsidiaries in the ordinary course.

  (vii) There is no contract, agreement, plan or arrangement to which Company is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Company or any of its subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code.

  (viii) Neither Company nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Company.

  (ix) Except as set forth on the Company Schedules, neither Company nor any of its subsidiaries is party to any tax-sharing, tax indemnity or tax allocation agreement or arrangement and neither Company nor any of its subsidiaries has any liability or obligation under any such tax-sharing, tax indemnity or tax allocation agreement or arrangement. No liability (or any reasonable claim of liability) shall arise under any tax sharing, tax indemnity or tax allocation agreement or arrangement (including under any such agreement or arrangement set forth on the Company Schedules) as a result of the Merger.

  (x) Except as may be required as a result of the Merger, Company and its subsidiaries have not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or Section 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing.

  (xi) None of Company's or its subsidiaries' assets are tax exempt use property within the meaning of Section 168(h) of the Code.

  (xii) The Company Schedules list (A) any foreign Tax holidays, (B) any intercompany transfer pricing agreements, or other arrangements that have been established by Company or any of its subsidiaries with any Tax authority and
(C) any expatriate programs or policies affecting Company or any of its subsidiaries.

  2.8 Title to Properties; Absence of Liens and Encumbrances.

  (a) The Company Schedules list the real property interests owned by Company as of the date of this Agreement. The Company Schedules list all real property leases to which Company is a party as of the date of this Agreement and each amendment thereto that is in effect as of the date of this Agreement. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that would give rise to a claim against the Company in an amount greater than $50,000.

  (b) Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any liens, pledges, charges, claims, security interests or other encumbrances of any sort ("Liens"), except as reflected in the Company Financials and except for liens for taxes not yet due and payable and such Liens or other imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

  2.9 Intellectual Property. For the purposes of this Agreement, the following terms have the following definitions:

    "Intellectual Property" shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world;
  (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world, and (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

    "Company Intellectual Property" shall mean any Intellectual Property that is owned by, or exclusively licensed to, Company.

    "Registered Intellectual Property" means all United States, international and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

    "Company Registered Intellectual Property" means all of the Registered Intellectual Property owned by, or filed in the name of, Company.

  (a) No material Company Intellectual Property or product or service of Company is subject to any proceeding or outstanding decree, order, judgment, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Company, or which may affect the validity, use or enforceability of such Company Intellectual Property.

  (b) Each material item of Company Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property.

  (c) Company owns and has good and exclusive title to, or has license (sufficient for the conduct of its business as currently conducted and as proposed by Company to be conducted) to, each material item of Company Intellectual Property free and clear of any lien or encumbrance (excluding licenses and related restrictions); and Company is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of Company, including the sale of any products or the provision of any services by Company.

  (d) Company owns exclusively, and has good title to, all copyrighted works developed by Company or which Company otherwise expressly purports to own.

  (e) To the extent that any material Intellectual Property has been developed or created by a third party for Company, Company has a written agreement with such third party with respect thereto and Company thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party's Intellectual Property in such work, material or invention by operation of law or by valid agreement, to the fullest extent it is legally possible to do so.

  (f) Company has not transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material Company Intellectual Property, to any third party.

  (g) The Company Schedules list all material contracts, licenses and agreements to which Company is a party (i) with respect to Company Intellectual Property licensed or transferred to any third party (other than end-user licenses in the ordinary course); or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to Company.

  (h) All material contracts, licenses and agreements relating to the Company Intellectual Property are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination, or suspension of such contracts, licenses and agreements. Company is in material compliance with, and has not materially breached any term any of such contracts, licenses and agreements and, to the knowledge of Company, all other parties to such contracts, licenses and agreements are in compliance with, and have not materially breached any term of, such contracts, licenses and agreements. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of Company's rights under such contracts, licenses and agreements to the same extent Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company would otherwise be required to pay.

  (i) The operation of the business of Company as such business currently is conducted, including Company's design, development, manufacture, marketing and sale of the products or services of Company (including with respect to products currently under development) has not, does not and will not infringe or misappropriate the Intellectual Property of any third party (provided that with respect to patent rights, such representation is limited to Company's knowledge) or, to its knowledge, constitute unfair competition or trade practices under the laws of any jurisdiction.

  (j) Company has not received actual notice from any third party that the operation of the business of Company or any act, product or service of Company, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

  (k) To the knowledge of Company, no person has or is infringing or misappropriating any Company Intellectual Property.

  (l) Company has taken reasonable steps to protect Company's rights in Company's confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to Company, and, without limiting the foregoing, Company has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent and all current and former employees and contractors of Company have executed such an agreement, except where the failure to do so is not reasonably expected to be material to Company.

  2.10 Compliance; Permits; Restrictions.

  (a) Neither Company nor any of its subsidiaries is, in any material respect, in conflict with, or in default or in violation of (i) any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which Company or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except for conflicts, violations and defaults that (individually or in the aggregate) would not cause Company to lose any material benefit or incur any material liability. No investigation or review by any Governmental Entity is pending or, to Company's knowledge, has been threatened in a writing delivered to Company against Company or any of its subsidiaries, nor, to Company's knowledge, has any Governmental Entity indicated an intention to conduct an investigation of Company or any of its subsidiaries. There is no material agreement, judgment, injunction, order or decree binding upon Company or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Company or any of its subsidiaries, any acquisition of material property by Company or any of its subsidiaries or the conduct of business by Company as currently conducted.

  (b) Company and its subsidiaries hold, to the extent legally required, all permits, licenses, variances, exemptions, orders and approvals from governmental authorities that are material to and required for the operation of the business of Company as currently conducted (collectively, the "Company Permits"). Company and its subsidiaries are in compliance in all material respects with the terms of the Company Permits, except where the failure to be in compliance with the terms of the Company Permits would not be material to Company.

  2.11 Litigation. There are no claims, suits, actions or proceedings pending or, to the knowledge of Company, threatened against, relating to or affecting Company or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a material effect. No Governmental Entity has at any time challenged or questioned in a writing delivered to Company the legal right of Company to design, manufacture, offer or sell any of its products in the present manner or style thereof.

  Company has never been subject to an audit, compliance review, investigation or like contract review by the GSA office of the Inspector General or other Governmental Entity or agent thereof in connection with any government contract (a "Government Audit"), to Company's knowledge no Government Audit is threatened or reasonably anticipated, and in the event of such Government Audit, to the knowledge of Company no basis exists for a finding of noncompliance with any material provision of any government contract or a refund of any amounts paid or owed by any Governmental Entity pursuant to such government contract. For each item disclosed in the Company Schedules pursuant to this Section 2.11 a true and complete copy of all correspondence and documentation with respect thereto has been provided to Parent.

  2.12 Brokers' and Finders' Fees. Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

  2.13 Employee Benefit Plans.

  (a) Definitions. With the exception of the definition of "Affiliate" set forth in Section 2.13(a)(i) below (which definition shall apply only to this Section 2.13), for purposes of this Agreement, the following terms shall have the meanings set forth below:

    (i) "Affiliate" shall mean any other person or entity under common control with Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

    (ii) "Company Employee Plan" shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, each "employee benefit plan," within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by Company or any Affiliate for the benefit of any Employee

    (iii) "COBRA" shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended

    (iv) "DOL" shall mean the Department of Labor;

    (v) "Employee" shall mean any current, former, or retired employee, officer, or director of Company or any Affiliate;

    (vi) "Employee Agreement" shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or similar agreement or contract between Company or any Affiliate and any Employee or consultant;

    (vii) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

    (viii) "FMLA" shall mean the Family Medical Leave Act of 1993, as amended;

    (ix) "International Employee Plan" shall mean each Company Employee Plan that has been adopted or maintained by Company, whether informally or formally, for the benefit of Employees outside the United States;

    (x) "IRS" shall mean the Internal Revenue Service;

    (xi) "Multiemployer Plan" shall mean any "Pension Plan" (as defined below) which is a "multiemployer plan," as defined in Section 3(37) of ERISA;

    (xii) "PBGC" shall mean the Pension Benefit Guaranty Corporation; and

    (xiii) "Pension Plan" shall mean each Company Employee Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA.

  (b) Schedule. The Company Schedules contain an accurate and complete list of each Company Employee Plan and each material Employee Agreement. Company does not have any plan or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan or material Employee Agreement, nor does it have any intention or commitment to do any of the foregoing.

  (c) Documents. Company has provided to Parent: (i) correct and complete copies of all documents embodying each Company Employee Plan and each Employee Agreement including all amendments thereto and written interpretations thereof; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iv) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) all IRS determination, opinion, notification and advisory letters, and rulings relating to Company Employee Plans and copies of all applications and correspondence to or from the IRS or the DOL with respect to any Company Employee Plan; (vii) all material written agreements and contracts relating to each Company Employee Plan, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts;
(viii) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to Company; (ix) all COBRA forms and related notices; and (x) all registration statements and prospectuses prepared in connection with each Company Employee Plan.

  (d) Employee Plan Compliance. (i) Company has performed in all material respects all obligations required to be performed by it under, is not in material default or violation of, and has no knowledge of any default or violation by any other party to each Company Employee Plan, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code; (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination letter from the IRS with respect to each such Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has remaining a period of time under applicable Treasury regulations or IRS pronouncements in which to apply for such a determination letter and make any amendments necessary to obtain a favorable determination; (iii) to the Company's knowledge (following reasonable inquiry), no "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under
Section 408 of ERISA, has occurred with respect to any Company Employee Plan;
(iv) there are no actions, suits or claims pending, or, to the knowledge of Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (v) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, Company or any of its Affiliates (other than legally required payments in connection with such termination or amendment and ordinary administration expenses typically incurred in a termination event); (vi) there are no audits, inquiries or proceedings pending or, to the knowledge of Company or any Affiliates, threatened by the IRS or DOL with respect to any Company Employee Plan; and (vii) to the Company's knowledge (following reasonable inquiry), neither Company nor any Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under
Section 402(i) of ERISA or Sections 4975 through 4980 of the Code.

  (e) Pension Plans. Company does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code.

  (f) Multiemployer Plans. At no time has Company contributed to or been requested to contribute to any Multiemployer Plan.

  (g) No Post-Employment Obligations. No Company Employee Plan provides, or has any liability to provide, retiree life insurance, retiree health or other retiree employee welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree life insurance, retiree health or other retiree employee welfare benefit, except to the extent required by statute.

  (h) Neither Company nor any Affiliate has, prior to the Effective Time, and in any material respect, violated any of the health care continuation requirements of COBRA, the requirements of FMLA or any similar provisions of state law applicable to its Employees.

  (i) Effect of Transaction.

  (i) The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

  (ii) No payment or benefit which will or may be made by Company or its Affiliates with respect to any Employee as a result of the transactions contemplated by this Agreement will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

  (j) Employment Matters. Company: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees;
(ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending or, to Company's knowledge, any threatened, claims or actions against Company under any worker's compensation policy or long-term disability policy. To Company's knowledge, no employee of Company has violated any employment contract, nondisclosure agreement or noncompetition agreement by which such employee is bound due to such employee being employed by Company and disclosing to Company or using trade secrets or proprietary information of any other person or entity.

  (k) Labor. No work stoppage or labor strike against Company is pending, threatened or reasonably anticipated. Company does not know of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Company. Neither Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by Company.

  (l) International Employee Plan. Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent Company or Parent from terminating or amending any International Employee Plan at any time for any reason.

  2.14 Environmental Matters.

  (a) Hazardous Material. Except as would not result in material liability to Company, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding office and janitorial supplies, (a "Hazardous Material") are present, as a result of the actions of Company or any of its subsidiaries or any affiliate of Company, or, to Company's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Company or any of its subsidiaries has at any time owned, operated, occupied or leased.

  (b) Hazardous Materials Activities. Except as would not result in a material liability to Company (in any individual case or in the aggregate) (i) neither Company nor any of its subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, and (ii) neither Company nor any of its subsidiaries has disposed of, transported, sold, used, released, exposed its employees or others to or manufactured any product containing a Hazardous Material (collectively "Hazardous Materials Activities") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

  (c) Permits. Company and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "Company Environmental Permits") necessary for the conduct of Company's and its subsidiaries' Hazardous Material Activities and other businesses of Company and its subsidiaries as such activities and businesses are currently being conducted.

  (d) Environmental Liabilities. No action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending, and to Company's knowledge, no action, proceeding, revocation proceeding, amendment procedure, writ or injunction has been threatened by any Governmental Entity against Company or any of its subsidiaries in a writing delivered to Company concerning any Company Environmental Permit, Hazardous Material or any Hazardous Materials Activity of Company or any of its subsidiaries. Company is not aware of any fact or circumstance which could involve Company or any of its subsidiaries in any environmental litigation or impose upon Company any material environmental liability.

  2.15 Agreements, Contracts and Commitments. Except as otherwise set forth in the Company Schedules, neither Company nor any of its subsidiaries is a party to or is bound by:

    (a) any employment or consulting agreement, contract or commitment with any officer or director or higher level employee or member of Company's Board of Directors, other than those that are terminable by Company or any of its subsidiaries on no more than thirty days' notice without liability or financial obligation, except to the extent general principles of wrongful termination law may limit Company's or any of its subsidiaries' ability to terminate employees at will;

    (b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

    (c) any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of software products in the ordinary course of business;

    (d) any agreement, contract or commitment containing any covenant limiting in any respect the right of Company or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

    (e) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Company or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Company has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Company's subsidiaries;

    (f) any joint marketing or development agreement currently in force under which Company or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of 90 days or less, or any material agreement pursuant to which Company or any of its subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Company or any of its subsidiaries and which may not be canceled without penalty upon notice of 90 days or less;

    (g) any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to Company and its subsidiaries taken as a whole; or

    (h) any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Company product, service or technology except as a distributor in the normal course of business.

  Neither Company nor any of its subsidiaries, nor to Company's knowledge any other party to a Company Contract (as defined below), is in breach, violation or default under, and neither Company nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Company or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Company Schedules pursuant to clauses (a) through (h) above or pursuant to Section 2.9 hereof (any such agreement, contract or commitment, a "Company Contract") in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

  2.16 Change of Control Payments. The Company Schedules set forth each plan or agreement pursuant to which any amounts may become payable (whether currently or in the future) to current or former officers and directors of Company as a result of or in connection with the Merger.

  2.17 Statements; Proxy Statement/Prospectus. The information supplied by Company for inclusion in the Registration Statement (as defined in Section 3.3(b)) shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Company for inclusion in the proxy statement/prospectus to be sent to (a) the stockholders of Company in connection with the meeting of Company's stockholders to consider the approval and adoption of this Agreement and the approval of the Merger (the "Company Stockholders' Meeting") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement/Prospectus") shall not, on the date the Proxy Statement/Prospectus is first mailed to Company's stockholders or at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders' Meeting which has become false or misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to Company or any of its affiliates, officers or directors should be discovered by Company which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Company shall promptly inform Parent. Notwithstanding the foregoing, Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

  2.18 Board Approval. The Board of Directors of Company has, as of the date of this Agreement, determined (i) that the Merger is fair to, and in the best interests of Company and its stockholders, and (ii) to recommend that the stockholders of Company approve and adopt this Agreement and approve the Merger.

  2.19 Fairness Opinion. Company's Board of Directors has received an opinion from NationsBanc Montgomery Securities, Inc. dated as of the date hereof, to the effect that as of the date hereof, the Exchange Ratio is fair to Company's stockholders from a financial point of view and will deliver to Parent a written copy of such opinion within five (5) business days following the date hereof.

  2.20 Section 203 of the Delaware General Corporation Law Not Applicable; Company Rights Plan. The Board of Directors of Company has taken all actions so that (a) the restrictions contained in Section 203 of the Delaware General Corporation Law applicable to a "business combination" (as defined in such Section 203) will not apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement and (b) the Company Rights Plan has been amended to (i) render the Company Rights Plan inapplicable to the Merger and the other transactions contemplated by this Agreement, (ii) ensure that (x) none of Parent or its subsidiaries is an Acquiring Person (as defined in the Company Rights Plan) pursuant to the Company Rights Plan by virtue of the execution of this Agreement or the consummation of the Merger or the other transactions contemplated hereby and (y) a Distribution Date (as such term is defined in the Company Rights Plan) does not occur by reason of the execution of this Agreement, the consummation of the Merger, or the consummation of the transactions contemplated hereby, and such amendment may not be further amended by Company without the prior consent of Parent in its sole discretion.

  2.21 Customs. Company has acted with reasonable care to properly value and classify, in accordance with applicable tariff laws, rules and regulations, all goods that Company or any of its subsidiaries import into the United States or into any other country (the "Imported Goods"). To Company's knowledge, there are currently no material claims pending against Company by the U.S. Customs Service (or other foreign customs authorities) relating to the valuation, classification or marking of the Imported Goods.


                                  ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

  Parent and Merger Sub represent and warrant to Company, subject to the exceptions (i) specifically disclosed in writing in the disclosure letter and
(ii) referencing a specific representation supplied by Parent to Company (or, in the case where no specific reference to a representation is made, where such reference would be reasonably apparent from the context thereof), dated as of the date hereof and certified by a duly authorized officer of Parent (the "Parent Schedules"), as follows:

  3.1 Organization of Parent and Merger Sub.

  (a) Each of Parent and Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized; (ii) has the corporate or other power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted; and (iii), except as would not be material to Parent, is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

  (b) Parent has delivered or made available to Company a true and correct copy of the Certificate of Incorporation and Bylaws of Parent, each as amended to date, and each such instrument is in full force and effect. Neither Parent nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent governing instruments.

  3.2 Parent and Merger Sub Capital Structure. The authorized capital stock of Parent consists of 500,000,000 shares of Common Stock, of which there were 136,452,870 shares issued and outstanding as of December 28, 1997, and 4,000,000 shares of Preferred Stock, none of which are outstanding. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Parent or any agreement or document to which Parent is a party or by which it is bound. The authorized capital stock of Merger Sub consists of 100 shares of Common Stock, $0.0001 par value, all of which, as of the date hereof, are issued and outstanding and are held by Parent. Merger Sub was formed on or about May 18, 1998, for the purpose of consummating the Merger and has no material assets or liabilities except as necessary for such purpose.

  3.3 Authority.

  (a) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into, as applicable, this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject only to the filing of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by each of Parent and Merger Sub will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Parent or Merger Sub, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or Merger Sub or by which any of their respective properties is bound or affected or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair Parent's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a material lien or encumbrance on any of the material properties or assets of Parent or Merger Sub pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound or affected.

  (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of a Form S-4 (or any similar successor form thereto) Registration Statement (the "Registration Statement") with the SEC in accordance with the Securities Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and the HSR Act and the securities or antitrust laws of any foreign country, and
(iv) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not be material to Parent or Company or have a material adverse effect on the ability of the parties hereto to consummate the Merger.

  3.4 SEC Filings; Parent Financial Statements.

  (a) Parent has filed all forms, reports and documents required to be filed by Parent with the SEC since March 31, 1997, and has made available to Company such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Parent may file subsequent to the date hereof) are referred to herein as the "Parent SEC Reports." As of their respective dates, the Parent SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any forms, reports or other documents with the SEC.

  (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the "Parent Financials"), including any Parent SEC Reports filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of Parent's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of Parent contained in Parent SEC Reports as of December 31, 1997, is hereinafter referred to as the "Parent Balance Sheet."

  3.5 Absence of Certain Changes or Events. Since the date of the Parent Balance Sheet, there has not been (i) any Material Adverse Effect on Parent,
(ii) except as set forth in Section 3.5 of the Parent Schedules, any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, Parent's capital stock, or any purchase, redemption or other acquisition by Parent of Parent's capital stock or any other securities of Parent or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (iv) any revaluation by Parent of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

  3.6 Statements; Proxy Statement/Prospectus. The information supplied by Parent for inclusion in the Registration Statement shall not at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus is first mailed to Company's stockholders or at the time of the Company Stockholders' Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders' Meeting which has become false or misleading. If at any time prior to the Effective Time, any event relating to Parent or any of its affiliates, officers or directors should be discovered by Parent which is required to be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent shall promptly inform Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by Company which is contained in any of the foregoing documents.

  3.7 Litigation. Except as disclosed in the Parent SEC Reports, there are no claims, suits, actions or proceedings pending or, to the knowledge of Parent, threatened against, relating to or affecting Parent or any of its subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, action or proceedings, to have a material effect. No Governmental Entity has at any time challenged or questioned in a writing delivered to Parent the legal right of Parent to design, manufacture, offer or sell any of its products in the present manner or style thereof.

                                  ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

  4.1 Conduct of Business by Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company and each of its subsidiaries shall, except to the extent that Parent shall otherwise consent in writing, carry on its business, in all material respects, in the ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, Company will promptly notify Parent of any material event involving its business or operations.

  In addition, except as permitted by the terms of this Agreement, and except as provided in Article 4 of the Company Schedules, without the prior written consent of Parent, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

    (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

    (b) Grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing or made available to Parent, or adopt any new severance plan;

    (c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the Company Intellectual Property, or enter into grants to future patent rights, other than non-exclusive licenses in the ordinary course of business and consistent with past practice;

    (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

    (e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Company or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

    (f) Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance delivery and/or sale of shares of Company Common Stock pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement.

    (g) Cause, permit or propose any amendments to its Certificate of Incorporation, Bylaws or other charter documents (or similar governing instruments of any of its subsidiaries);

    (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Company or enter into any material joint ventures, strategic partnerships or alliances;

    (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Company, except sales of inventory in the ordinary course of business consistent with past practice;

    (j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice or (ii) pursuant to existing credit facilities in the ordinary course of business;

    (k) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will,"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

    (l) Make any payments outside of the ordinary course of business in excess of $50,000;

    (m) Except in the ordinary course of business, materially modify, amend or terminate any material contract or agreement to which Company or any subsidiary thereof is a party or waive, release or assign any material rights or claims thereunder;

    (n) Enter into any material contracts, agreements, or obligations relating to the distribution, sale, license or marketing by third parties of Company's products or products licensed by Company other than in the ordinary course of business consistent with past practice;

    (o) Materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

    (p) Engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code; or

    (q) Agree in writing or otherwise to take any of the actions described in
  Article 4 (a) through (p) above.

  4.2 Conduct of Business by Parent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except as permitted by the terms of this Agreement and except as provided in Article 4 of the Parent Schedules, without the prior written consent of Company, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent shall not do the following:

    (a) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; provided, however, that Parent may effect repurchases of up to 14,000,000 shares of its Common Stock in accordance with Rule 10b-18 under the Exchange Act or pursuant to private transactions;

    (b) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Parent or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof; provided, however, that Parent may effect repurchases of up to 14,000,000 shares of its Common Stock in accordance with Rule 10b-18 under the Exchange Act or pursuant to private transactions;

    (c) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of Parent or enter into any material joint ventures, strategic partnerships or alliances; provided, however, that the foregoing restrictions shall only apply to the extent that the contemplated transaction could reasonably be expected to directly cause a delay of the consummation of the Merger;

    (d) Engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code; or

    (e) Materially revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices; provided, however, that the foregoing restrictions shall only apply to the extent that the contemplated transaction could reasonably be expected to directly cause a delay of the consummation of the Merger.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

  5.1 Proxy Statement/Prospectus; Registration Statement; Other Filings; Board Recommendations.

  (a) As promptly as practicable after the execution of this Agreement, Company and Parent will prepare, and file with the SEC, the Proxy Statement/Prospectus, and Parent will prepare and file with the SEC the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Company and Parent will respond to any comments of the SEC, and will use its respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Company will cause the Proxy Statement/Prospectus to be mailed to its stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. As promptly as practicable after the date of this Agreement, each of Company and Parent will prepare and file any other filings required to be filed by it under the Exchange Act, the Securities Act or any other Federal, foreign or Blue Sky or related laws relating to the Merger and the transactions contemplated by this Agreement (the "Other Filings"). Each of Company and Parent will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement/Prospectus or any Other Filing or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement/Prospectus, the Merger or any Other Filing. Each of Company and Parent will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this
Section 5.1(a) to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or any Other Filing, Company or Parent, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Company, such amendment or supplement.

  (b) The Proxy Statement/Prospectus will include the recommendation of the Board of Directors of Company in favor of adoption and approval of this Agreement and approval of the Merger.

  5.2 Meeting of Company Stockholders.

  (a) Promptly after the date hereof, Company will take all action necessary in accordance with the Delaware Law and its Certificate of Incorporation and Bylaws to convene the Company Stockholders' Meeting to be held as promptly as practicable, and in any event (to the extent permissible under applicable law) within 40 days after the declaration of effectiveness of the Registration Statement, for the purpose of voting upon this Agreement and the Merger or the issuance of shares of Parent Common Stock pursuant to the Merger, respectively. Company will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Company may adjourn or postpone the Company Stockholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Prospectus/Proxy Statement is provided to Company's stockholders in advance of a vote on the Merger and this Agreement or, if as of the time for which Company Stockholders' Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company's Stockholders' Meeting. Company shall ensure that the Company Stockholders' Meeting is called, noticed, convened, held and conducted, and subject to Section 5.2(c) that all proxies solicited by Company in connection with the Company Stockholders' Meeting are solicited, in compliance with the Delaware Law, its Certificate of Incorporation and Bylaws, the rules of Nasdaq and all other applicable legal requirements.

  (b) Subject to Section 5.2(c): (i) the Board of Directors of Company shall recommend that Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; (ii) the Prospectus/Proxy Statement shall include a statement to the effect that the Board of Directors of Company has recommended that Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting; and (iii) neither the Board of Directors of Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the recommendation of the Board of Directors of Company that Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger.

  (c) Nothing in this Agreement shall prevent the Board of Directors of Company from withholding, withdrawing, amending or modifying its recommendation in favor of the Merger if (i) a Superior Proposal (as defined below) is made to Company and is not withdrawn, (ii) neither Company nor any of its representatives shall have violated any of the restrictions set forth in Section 5.4, and (iii) the Board of Directors of Company or any committee thereof concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Proposal, the withholding, withdrawal, amendment or modification of such recommendation is required in order for the Board of Directors of Company or any committee thereof to comply with its fiduciary obligations to Company's stockholders under applicable law. For purposes of this Agreement ("Superior Proposal") shall mean an unsolicited, bona fide written offer made by a third party to consummate any of the following transactions: (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Company pursuant to which the stockholders of Company immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction; (ii) a sale or other disposition by Company of assets (excluding inventory and used equipment sold in the ordinary course of business) representing in excess of 50% of the fair market value of Company's business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Company, on terms that the Board of Directors of Company determines, in its reasonable judgment, after consultation with its financial advisor, to be more favorable to the Company stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Superior Proposal" if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely in the judgment of Company's Board of Directors to be obtained by such third party on a timely basis.

  5.3 Confidentiality; Access to Information.

  (a) The parties acknowledge that Company and Parent have previously executed a Mutual Confidentiality Agreement, dated as of November 21, 1997 (the "Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

  (b) Access to Information. Company will afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of Company during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of Company, as Parent may reasonably request. No information or knowledge obtained by Parent in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

  5.4 No Solicitation.

  (a) From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to its terms, Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to
(i) solicit, initiate or encourage the making, submission or announcement of any Acquisition Proposal (as hereinafter defined), (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning Company or any of its subsidiaries to, or afford any access to the properties, books or records of Company or any of its subsidiaries to, or enter into any agreement or understanding with, any person, entity or group (other than Parent and its affiliates, agents and representatives), in connection with any Acquisition Proposal, (iii) engage in any discussions with any person with respect to any Acquisition Proposal, except as to the existence of these provisions, (iv) subject to Section 5.2(c), approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract agreement or commitment contemplating or otherwise relating to any Acquisition Transaction (as defined below); provided, however, that prior to the approval of this Agreement by the required Company Stockholder Vote, this Section 5.4(a) shall not prohibit Company from furnishing nonpublic information regarding Company and its subsidiaries to, entering into a confidentiality agreement with or entering into discussions with, any person or group in response to a Superior Proposal submitted by such person or group (and not withdrawn) if (1) neither Company nor any representative of Company and its subsidiaries shall have violated any of the restrictions set forth in this Section 5.4, (2) the Board of Directors of Company concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board of Directors of Company to comply with its fiduciary obligations to Company's stockholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into discussions with, such person or group, Company gives Parent written notice of the identity of such person or group and of Company's intention to furnish nonpublic information to, or enter into discussions with, such person or group and Company receives from such person or group an executed confidentiality agreement containing terms, conditions and limitations, substantially similar to those contained in the Confidentiality Agreement, on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of Company, and
(4) contemporaneously with furnishing any such nonpublic information to such person or group, Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by Company to Parent). Company and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding two sentences by any officer, director or employee of Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of Company or any of its subsidiaries shall be deemed to be a willful breach of this Section 5.4 by Company. In addition to the foregoing, Company shall provide Parent with at least forty-eight (48) hours prior written notice of any meeting of Company's Board of Directors at which Company's Board of Directors is reasonably expected to recommend, approve or authorize a Superior Proposal and together with such notice a copy of the then-current draft of the definitive documentation relating to such Superior Proposal.

  For purposes of this Agreement, "Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Parent) relating to any Acquisition Transaction. For the purposes of this Agreement, "Acquisition Transaction" shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (i) any merger, consolidation, sale of substantial assets or similar transactions involving Company or any of its subsidiaries (other than sales of assets or inventory in the ordinary course of business or as permitted under the terms of this Agreement), (ii) sale by Company of any shares of capital stock of Company (including without limitation by way of a tender offer or an exchange offer) except as may be permitted pursuant to Article 4, (iii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 10% or more of the then outstanding shares of capital stock of Company (except for acquisitions for passive investment purposes of not more than 15% of the then outstanding shares of capital stock of Company only in circumstances where the person or group qualifies for and files a Schedule 13G with respect thereto and does not become obligated to file a Schedule 13D), (iv) any liquidation or dissolution of Company, or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

  (b) In addition to the obligations of Company set forth in paragraph (a) of this Section 5.4, Company as promptly as practicable shall advise Parent orally and in writing of any request for non-public information which Company reasonably believes would lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry with respect to or which Company reasonably should believe would lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry. Company will keep Parent informed in all material respects of all material amendments or proposed amendments (including, without limitation, any change in consideration) of any such request, Acquisition Proposal or inquiry.

  (c) Nothing contained in this Section 5.4 or elsewhere in this Agreement shall prohibit Company from (i) taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to Company's stockholders if, in the good faith judgment of the Board of Directors of Company, after consultation with its outside legal counsel, failure to so disclose would be inconsistent with applicable laws.

  5.5 Public Disclosure. Parent and Company will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

  5.6 Reasonable Efforts; Notification.

  (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use all reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or Company or any subsidiary or affiliate thereof to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

  (b) Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in
Section 6.3(a) or 6.3(b) would not be satisfied, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

  (c) Parent shall give prompt notice to Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate, or any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

  5.7 Third Party Consents. As soon as practicable following the date hereof, Parent and Company will each use its commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries' respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

  5.8 Stock Options and Employee Benefits.

  (a) At the Effective Time, each outstanding option to purchase shares of Company Common Stock (each a "Company Stock Option") under the Company Stock Option Plans, whether or not exercisable, will be assumed by Parent. Immediately following the Effective Time, each Person who is a holder of a Company Stock Option assumed by Parent hereunder, other than those executive officers of the Company specifically identified on Schedule 5.8, shall have the vesting with respect to fifty percent (50%) of his/her unvested options immediately accelerated (the "Accelerated Portion"); provided, however, that, in consideration of such vesting acceleration, each such Company Stock Option holder shall agree that the balance of his/her unvested Company Stock Options which are assumed by Parent hereunder and which are not accelerated pursuant to this Section 5.8(a) shall continue to vest at the same percentage vesting rate set forth in such holder's original Company Stock Option agreement (unless the change of control provisions, if any, contained in such holder's original Company Stock Option agreement specifically provide otherwise). Except as set forth in the preceding sentence or on Schedule 5.8, no outstanding Company Stock Option will have been accelerated or have the right to be accelerated as a result of the Merger and there shall be no other agreements at the Effective Time providing for change-in-control, option acceleration or other benefits as a result of the Merger. Each Company Stock Option so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Stock Option Plans immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), except that (i) each Company Stock

Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

  (b) It is intended that Company Stock Options assumed by Parent shall qualify following the Effective Time as incentive stock options as defined in
Section 422 of the Code to the extent Company Stock Options qualified as incentive stock options immediately prior to the Effective Time and the provisions of this Section 5.8 shall be applied consistent with such intent.

  (c) Parent intends to maintain or cause Company to maintain employee benefit plans (as defined in Section 3(3) of ERISA) for the benefit of employees of Company which are substantially similar to those benefits provided for Parent's employees, including, without limitation, any of the following benefit plans maintained by Parent: medical/dental/vision care, life insurance, disability income, sick pay, holiday and vacation pay, 401(k) plan coverage, Section 125 benefit arrangements, bonus profit-sharing or other incentive plans, pension or retirement programs, dependent care assistance, severance benefits, and employee stock option and stock purchase plans, to the extent Company employees meet the eligibility requirements for each such plan or program. Parent intends that Company's employees shall be given credit, for purposes of any service requirements for participation, for their period of service with Company and Odetics, Inc. prior to the Closing Date, and Company employees shall also, with respect to any Parent plans or programs which have co-payment, deductible or other co-insurance features, receive credit for any amounts such employees have paid to date in 1998 in co-payments, deductibles or co-insurance under comparable programs maintained by Company prior to the date hereof. In addition, Parent intends that, to the maximum extent allowable under the Company's medical/health plans, no Company employee who participates in any medical/health plan of Company at the Closing Date shall be denied coverage under Parent's medical/health plan by reason of any pre-existing condition exclusions.

  (d) Within twenty (20) business days following the Effective Time, Parent shall issue to each person who is a holder of a Company Stock Option assumed by Parent hereunder a document, in form and substance reasonably satisfactory to Company, evidencing such assumption. Pursuant to such document, the agreements evidencing such assumed Company Stock Option shall be deemed to be appropriately amended and adjusted so that such assumed Company Stock Option shall represent the right to acquire Parent Common Stock on the same terms and conditions as contained in the agreements evidencing such Company Stock Option (subject to the adjustments required by this Section 5.8 to effect the assumption by Parent as set forth above).

  5.9 Form S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options as soon as is reasonably practicable after the Effective Time and intends to maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.

  5.10 Indemnification.

  (a) From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Company pursuant to any indemnification agreements between Company and its directors and officers as of the Effective Time (the "Indemnified Parties") and any indemnification provisions under Company's Certificate of Incorporation or Bylaws as in effect on the date hereof. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Company, unless such modification is required by law.

  (b) From the Effective Time until the sixth anniversary thereof, the Surviving Corporation shall maintain in effect, for the benefit of the current directors and officers of the Company with respect to acts or omissions occurring prior to the Effective Time, the existing policy of directors' and officers' liability insurance maintained by the Company as of the date of this Agreement (the "Existing Policy"); provided, however, that (i) the Surviving Corporation may substitute for the Existing Policy a policy or policies of comparable coverage, and (ii) the Surviving Corporation shall not be required to pay an annual premium for the Existing Policy (or for any substitute policies) in excess of 150% of the amount of the last annual premium paid by the Company prior to the date of this Agreement for the Existing Policy (the "Past Premium Amount"). In the event any future annual premium for the Existing Policy (or any substitute policies) exceeds 150% of the Past Premium Amount, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to 150% of the Past Premium Amount.

  (c) This Section 5.10 shall survive the consummation of the Merger at the Effective Time, is intended to be for the benefit of, and enforceable by, each person entitled to indemnification pursuant hereto and each such person's or entity's heirs and representatives, and shall be binding on all successors and assigns of Parent and the Surviving Corporation.

  5.11 Nasdaq Listing. Parent agrees to authorize for listing on Nasdaq the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

  5.12 Company Affiliate Agreement. Set forth on the Company Schedules is a list of those persons who may be deemed to be, in Company's reasonable judgment, affiliates of Company within the meaning of Rule 145 promulgated under the Securities Act (each a "Company Affiliate"). Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing such list. Company will use its best efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each Company Affiliate an executed affiliate agreement in substantially the form attached hereto as Exhibit B (the "Company Affiliate Agreement"), each of which will be in full force and effect as of the Effective Time. Parent will be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by a Company Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Company Affiliate Agreement.

  5.13 Regulatory Filings; Reasonable Efforts. As soon as may be reasonably practicable, Company and Parent each shall file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties. Company and Parent each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and (b) supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate.

  5.14 Comfort Letter. If requested by Parent, Company shall use reasonable efforts to cause Ernst & Young LLP, certified public accountants to Company, to provide a letter reasonably acceptable to Parent, relating to their review of the financial statements relating to Company contained in or incorporated by reference in the Registration Statement.

                                  ARTICLE VI

                           CONDITIONS TO THE MERGER

  6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

    (a) Company Stockholder Approval. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of Company.

    (b) Registration Statement Effective; Proxy Statement. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC.

    (c) No Order; HSR Act. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

    (d) Tax Opinions. Parent and Company shall each have received written opinions from their respective tax counsel (Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Brobeck, Phleger & Harrison LLP, respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn; provided, however, that if the counsel to either Parent or Company does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinions.

    (e) Nasdaq Listing. The shares of Parent Common Stock issuable to stockholders of Company pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on Nasdaq upon official notice of issuance.

  6.2 Additional Conditions to Obligations of Company. The obligation of Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

    (a) Representations and Warranties. Each representation and warranty of Parent and Merger Sub contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except, (A) in each case, or in the aggregate, as does not constitute a Material Adverse Effect on Parent and Merger Sub, (B) for changes contemplated by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct except as does not constitute a Material Adverse Effect on Parent and Merger Sub as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Parent Schedules made or purported to have been made after the date of this Agreement shall be disregarded). Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent.

    (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Company shall have received a certificate to such effect signed on behalf of Parent by an authorized officer of Parent.

    (c) Material Adverse Effect. No Material Adverse Effect with respect to Parent shall have occurred since the date of this Agreement.

  6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by
Parent:

    (a) Representations and Warranties. Each representation and warranty of Company contained in this Agreement (i) shall have been true and correct as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (A) in each case (other than the representations in Sections 2.2 and 2.3, which shall have been and which shall be true and correct in all material respects), or in the aggregate, as does not constitute a Material Adverse Effect on Company, (B) for changes contemplated by this Agreement and (C) for those representations and warranties (other than the representations in Sections 2.2 and 2.3) which address matters only as of a particular date (which representations shall have been true and correct except as does not constitute a Material Adverse Effect on Company as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Schedules made or purported to have been made after the date of this Agreement shall be disregarded). Parent shall have received a certificate with respect to the foregoing signed on behalf of Company by an authorized officer of Company.

    (b) Agreements and Covenants. Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company.

    (c) Material Adverse Effect. No Material Adverse Effect with respect to Company and its subsidiaries shall have occurred since the date of this Agreement.

    (d) Noncompetition Agreements. The persons set forth on Exhibit C-1 hereto shall have entered into Noncompetition Agreements substantially in the form attached hereto as Exhibit C-2 and such agreements shall be in full force and effect.

    (e) Consents. Company shall have obtained all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby in connection with the agreements, contracts, licenses or leases set forth on Schedule 6.3(f).

    (f) Company Rights Plan. All actions necessary to extinguish and cancel all outstanding Rights under the Company Rights Plan or render such Rights inapplicable to the Merger shall have been taken.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

  7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approvals of the stockholders of Company or Parent:

    (a) by mutual written consent duly authorized by the Boards of Directors of Parent and Company;

    (b) by either Company or Parent if the Merger shall not have been consummated by November 18, 1998 for any reason; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of any covenant set forth in this Agreement;

    (c) by either Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

    (d) by either Company or Parent if the required approval of the stockholders of Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Company stockholders duly convened therefor or at any adjournment thereof (provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Company where the failure to obtain Company stockholder approval shall have been caused by the action or failure to act of Company and such action or failure to act constitutes a breach by Company of any covenant set forth in this Agreement);

    (e) by Company (at any time prior to the adoption and approval of this Agreement and the Merger by the required vote of the stockholders of Company) if a Company Triggering Event (as defined below) shall have occurred. For the purposes of this Agreement, a "Company Triggering Event" shall be deemed to have occurred if the Board of Directors of Company or any committee thereof shall have approved or publicly recommended any Superior Proposal.

    (f) by Parent if a Parent Triggering Event (as defined below) shall have occurred. For the purposes of this Agreement, a "Parent Triggering Event" shall be deemed to have occurred if: (i) the Board of Directors of Company or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its recommendation in favor of, the adoption and approval of the Agreement or the approval of the Merger; (ii) Company shall have failed to include in the Proxy Statement/Prospectus the recommendation of the Board of Directors of Company in favor of the adoption and approval of the Agreement and the approval of the Merger; (iii) a tender or exchange offer relating to securities of the Company shall have been commenced by a Person unaffiliated with Parent and Company and the Board of Directors of Company fails to reaffirm its recommendation in favor of the adoption and approval of the Agreement and the approval of the Merger within ten (10) business days after Parent requests in writing at any time that such recommendation be reaffirmed; (iv) the Board of Directors of Company or any committee thereof shall have approved or publicly recommended any Acquisition Proposal; or (v) a tender or exchange offer relating to securities of Company shall have been commenced by a Person unaffiliated with Parent and Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Company recommends rejection of such tender or exchange offer.

    (g) by Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent through the exercise of its commercially reasonable efforts, then Company may not terminate this Agreement under this Section 7.1(g) for thirty days after delivery of written notice from Company to Parent of such breach, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that Company may not terminate this Agreement pursuant to this paragraph (g) if it shall have materially breached this Agreement or if such breach by Parent is cured during such thirty day period); or

    (h) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Company's representations and warranties or breach by Company is curable by Company through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(h) for thirty days after delivery of written notice from Parent to Company of such breach, provided Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (h) if it shall have materially breached this Agreement or if such breach by Company is cured during such thirty day period).

  7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in
Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article 8 (miscellaneous), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of this Agreement (including without limitation Section 5.4 hereof). No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

  7.3 Fees and Expenses.

  (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that Parent and Company shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing (with the SEC) of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

  (b) Company Payments.

  (i) In the event that this Agreement is terminated by Parent or Company, as applicable, pursuant to Section 7.1(e) or (f), Company shall pay, within one business day following demand therefor, to Parent an amount equal to $6,000,000 in immediately available funds.

  (ii) Company acknowledges that the agreements contained in this Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. If Company fails promptly to pay the amounts due pursuant to this Section 7.3(b), and, in order to obtain such payment, Parent commences a suit which results in a judgment against Company for the amounts set forth in this Section 7.3(b), Company shall pay to Parent its reasonable costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made; provided, however, that if such suit does not result in a judgment against Company, Parent shall pay to Company its reasonable costs and expenses (including attorneys' fees and expenses) in connection with such suit.

  (c) Payment of the fees described in Section 7.3(b) above shall not be in lieu of damages incurred in the event of a willful breach of this Agreement.

  7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and Company.

  7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                 ARTICLE VIII

                              GENERAL PROVISIONS

  8.1 Non-Survival of Representations and Warranties. The representations and warranties of Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

  8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

  (a) if to Parent or Merger Sub, to:

    Quantum Corporation
    500 McCarthy Boulevard
    Milpitas, California 95035
    Attention: General Counsel
    Telephone No.: (408) 894-4000
    Telecopy No.: (408) 894-3218

    with a copy to:

    Wilson Sonsini Goodrich & Rosati
    Professional Corporation
    650 Page Mill Road
    Palo Alto, California 94304-1050
    Attention: Larry W. Sonsini, Esq.
    Steven E. Bochner, Esq.
    Telephone No.: (650) 493-9300
    Telecopy No.: (650) 493-6811

  (b) if to Company, to:

    ATL Products, Inc.
    2801 Kelvin Ave.
    Irvine, California 92614
    Attention: Chief Financial Officer
    Telephone No.: (949) 477-7800
    Telecopy No.: (949) 477-7890
    with copies to:

    Brobeck, Phleger & Harrison LLP
    Spear Street Tower
    One Market
    San Francisco, California 94105
    Attention: Steven L. Camahort, Esq.
    Telephone No.: (415) 442-0900
    Telecopy No.: (415) 442-1010

    and:

    Brobeck, Phleger & Harrison LLP
    38 Technology Drive
    Irvine, California 92618-2308
    Attention: Patrick Arrington, Esq.
    Telephone No.: (714) 790-6300
    Telecopy No.: (714) 790-6301

  8.3 Interpretation; Knowledge.

  (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

  (b) For purposes of this Agreement (a) as it relates to Parent, the term "knowledge" means, with respect to any matter in question, that any of the Chief Executive Officer, Chief Financial Officer or Controller of Parent has actual knowledge of such matter; (b) as it relates to Company, the term "knowledge" means, with respect to any matter in question, that any of the Chief Executive Officer, Chief Financial Officer or Controller of Company has actual knowledge of such matter.

  (c) For purposes of this Agreement, the term "Material Adverse Effect" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its subsidiaries taken as a whole, except for those changes, events, violations, inaccuracies, circumstances and effects that (i) are caused by conditions affecting the United States economy as a whole or affecting the industry in which such entity competes as a whole or (ii) are related to or result from announcement or pendency of the Merger; provided, however, that in the case of each of the exceptions set forth in (i) and (ii) above, the entity relying upon such exception to demonstrate that a Material Adverse Effect has not occurred shall bear the burden of proof, by a preponderance of the evidence, that such exception is applicable.

  (d) For purposes of this Agreement, the term "person" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

  8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

  8.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Schedules and the Parent Schedules (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in Section 5.10.

  8.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

  8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

  8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

  8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

  8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

  8.11 Waiver of Jury Trial. EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

                                          QUANTUM CORPORATION


                                          By:      /s/ Michael A. Brown
                                             ----------------------------------

                                          Name:        Michael A. Brown
                                               --------------------------------

                                          Title:         CEO
                                                -------------------------------

                                          QUICK ACQUISITION CORPORATION


                                          By:     /s/ Richard L. Clemmer
                                             ----------------------------------


                                          Name:     Richard L. Clemmer
                                               --------------------------------

                                                            CEO
                                          Title: ______________________________


                                          ATL PRODUCTS, INC.

                                                     /s/ Kevin C. Daly
                                          By: _________________________________

                                                       Kevin C. Daly
                                          Name: _______________________________

                                                            CEO
                                          Title: ______________________________

           [Signature Page to Agreement and Plan of Reorganization]

                                                                     APPENDIX B

                                 May 18, 1998

Board of Directors
ATL Products, Inc.
2801 Kelvin Avenue
Irvine, California 92614

Ladies and Gentlemen:

  We understand that Quantum Corporation, a Delaware corporation ("Parent"), Quick Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Subsidiary"), and ATL Products, Inc., a Delaware corporation ("Company"), have entered into an Agreement and Plan of Reorganization, dated as of May 18, 1998, (the "Merger Agreement"), pursuant to which the Merger Subsidiary will be merged with and into the Company, which will be the surviving entity (the "Merger"). Pursuant to the Merger, as more fully described in the Merger Agreement, we understand that each share of Class A Common Stock, $.0001 par value per share ("Company Class A Stock"), of the Company, and Class B Common Stock, $.0001 par value per share (the "Company Class B Stock" and, together with the Company Class A Stock, the "Company Common Stock"), of the Company will be canceled and extinguished and automatically converted into the right to receive that number of shares of Common Stock of the Parent ("Parent Common Stock") equal to the quotient determined by dividing (i) $29.00 by (ii) the average closing price of Parent Common Stock as reported on the Nasdaq National Market System for the Pricing Period as defined in the Merger Agreement, subject to an adjustment described in Section 1.6(g) of the Merger Agreement (the "Exchange Ratio"). Further, as more fully described in the Merger Agreement, we understand that each share of Company Common Stock held by the Company, the Merger Subsidiary or the Parent or any of their respective wholly-owned subsidiaries immediately prior to the Merger will be canceled and extinguished without any conversion thereof and each outstanding share of the common stock, $.0001 par value per share ("Merger Sub Common Stock"), of the Merger Subsidiary will be converted into and exchangeable for one share of Company Common Stock. The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

  You have asked for our opinion as investment bankers as to whether the Exchange Ratio is fair to the stockholders of the Company from a financial point of view, pursuant to the Merger and as of the date hereof. As you are aware, we were not requested to nor did we solicit or assist Company in soliciting indications of interest from third parties for all or any part of Company.

  In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to the Company and the Parent, including the consolidated financial statements for recent years and interim periods to June 30, 1997, interim unaudited financial statements for the period to December 31, 1997 in respect of the Company and December 28, 1997 in respect of the Parent, and certain other relevant financial and operating data relating to the Company made available to us from published sources and from the internal records of the Company; (ii) reviewed the financial terms and conditions of the Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, the Company Common Stock and the Parent Common Stock; (iv) compared the Company from a financial point of view with certain other companies in the storage component and system technology industries which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the technology manufacturing, communications, network management, semiconductor capital equipment and semiconductor device industries which we deemed to be comparable, in whole or in part, to the Merger; (vi) considered the premiums paid in comparable public market acquisitions of selected businesses within the technology industry; (vii) reviewed and discussed with representatives of the management of the Company certain information of a business and financial nature regarding the Company, furnished to us by them, including financial forecasts and related assumptions of the

Company; (viii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with the Company's counsel; and (ix) performed such other analyses and examinations as we have deemed appropriate.

  In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for the Company provided to us by the Company's management, upon its advice and with your consent we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of the Company's management at the time of preparation as to the future financial performance of the Company and that they provide a reasonable basis upon which we can form our opinion. The Company does not publicly disclose internal management forecasts and the type provided to us by the management of the Company in connection with our review of the Merger. Such forecasts were not prepared with a view toward public disclosure. In addition, such forecasts were based upon numerous variables and assumptions that are inherently uncertain including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts. We have assumed no liability for such forecasts. We have also assumed that there have been no material changes in the Company's or the Parent's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of counsel and independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, the Merger and the Merger Agreement. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company or the Parent, nor have we been furnished with any such appraisals. You have informed us, and we have assumed, that the Merger will be recorded as a purchase transaction under generally accepted accounting principles. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

  We have further assumed with your consent that the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by the Company of any of the conditions to its obligations thereunder.

  In the ordinary course of our business, we actively trade the equity securities of the Company and the Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have also acted as an underwriter in connection with the initial public offering of the Company Common Stock and have performed various investment banking services for the Company.

  Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Exchange Ratio is fair to the stockholders of the Company from a financial point of view, pursuant to the Merger and as of the date hereof.

  We are not expressing an opinion regarding the price at which the Parent Common Stock may trade at any future time. The Exchange Ratio determining the number of shares of Parent Common Stock to be received by the shareholders of the Company pursuant to the Merger is based upon an exchange ratio determined on the basis of the market price for the Parent Common Stock prior to the closing subject to an adjustment, and, accordingly, the Exchange Ratio may vary.

  This opinion is directed to the Board of Directors of the Company in its consideration of the Merger and is not a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. Further, this opinion addresses only the financial fairness of the Exchange Ratio to the stockholders of the

Company and does not address the relative merits of the Merger and any alternatives to the Merger, the Company's underlying decision to proceed with or affect the Merger or any other aspect of the Merger. This opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in any proxy statement or prospectus filed with the Securities and Exchange Commission in connection with the Merger. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

                                     Very truly yours,

                                     /s/ NationsBanc Montgomery Securities LLC

                                     NATIONSBANC MONTGOMERY SECURITIES LLC

                                  APPENDIX C

      SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)(S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b., and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall included in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must to do by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S)228 or
  (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or
  (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder with in 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsubsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Registrant's Bylaws provide for the mandatory indemnification of its directors, officers, employees and other agents to the maximum extent permitted by Delaware General Corporation Law, and the Company has entered into agreements with its officers, directors and certain key employees implementing such indemnification.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS

                                                                    SEQUENTIAL
   EXHIBIT NO.                     DESCRIPTION                      PAGE NUMBER
   -----------                     -----------                      -----------
       +2.1    Agreement and Plan of Reorganization, dated as of
                May 18, 1998, among Quantum Corporation, ATL
                Products, Inc. and Quick Acquisition Corporation
                ("Merger Agreement") (included as Appendix A to
                the Proxy Statement/Prospectus).
       +2.2    Form of Affiliate Agreement for ATL Products, Inc.
       +2.3    Voting Agreement between Registrant and Kevin C.
                Daly dated May 18, 1998.
       +2.4    Form of Noncompetition Agreement.
        4.1    Preferred Shares Rights Agreement, dated as of
                July 28, 1998, between the Registrant and Harris
                Trust and Savings Bank, as Rights Agent
                (incorporated by reference to Registrant's
                Registration Statement on Form 8-A filed with the
                SEC on August 4, 1988, relating to Registrant's
                Preferred Share Purchase Rights).
       +5.1    Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
                as to the legality of the securities being
                registered.
       +8.1    Opinion of Wilson Sonsini Goodrich & Rosati P.C.
                regarding certain tax matters and consequences to
                stockholders.
       +8.2    Opinion of Brobeck, Phleger & Harrison LLP
                regarding certain tax matters and consequences to
                stockholders.
      +23.1    Consent of Wilson Sonsini Goodrich & Rosati, P.C.
                (included in opinion filed as Exhibit 5.1).
      +23.2    Consent of Brobeck, Phleger & Harrison LLP
                (included in opinion filed as Exhibit 8.2).
      *23.3    Consent of Ernst & Young LLP, Independent
                Auditors.
      *23.4    Consent of KPMG Peat Marwick LLP, Independent
                Accountants.
      *23.5    Consent of Ernst & Young LLP, Independent
                Auditors.
      +24.1    Power of Attorney (included on page II-3 hereof).
      +99.1    ATL Products, Inc. Form of Proxy for Special
                Meeting to be held on
                September 24, 1998.

--------

*  Filed herewith.

+ Previously filed with initial Registration Statement on Form S-4 on August 18, 1998.

  (B) FINANCIAL STATEMENT SCHEDULES

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements, management's discussion and analysis or notes thereto.

ITEM 22. UNDERTAKINGS

  (1) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (2) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  (3) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (5) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, ON THE 21ST DAY OF AUGUST 1998.

                                         Quantum Corporation

                                                  /s/ Andrew Kryder
                                         By: __________________________________
                                                    ANDREW KRYDER
                                            VICE PRESIDENT, FINANCE, GENERAL
                                            COUNSEL AND ASSISTANT SECRETARY


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


             SIGNATURE                      CAPACITY               DATE


      * Michael A. Brown              Chairman of the        August 21, 1998
------------------------------------   Board and Chief
         (MICHAEL A. BROWN)            Executive Officer


     * Richard L. Clemmer             Executive Vice         August 21, 1998
------------------------------------   President, Finance
        (RICHARD L. CLEMMER)           and Chief
                                       Financial Officer


    * Steven C. Wheelwright           Director               August 21, 1998
------------------------------------
      (STEVEN C. WHEELWRIGHT)


     * Stephen M. Berkeley            Director               August 21, 1998
------------------------------------
       (STEPHEN M. BERKELEY)


       * David A. Brown               Director               August 21, 1998
------------------------------------
          (DAVID A. BROWN)


*By: /s/ Andrew Kryder
------------------------------------
 (ANDREW KRYDER, ATTORNEY-IN-FACT)

                                 EXHIBIT INDEX

                                                                    SEQUENTIAL
 EXHIBIT NO.                      DESCRIPTION                       PAGE NUMBER
 -----------                      -----------                       -----------
     +2.1    Agreement and Plan of Reorganization, dated as of
              May 18, 1998, among Quantum Corporation, ATL
              Products, Inc. and Quick Acquisition Corporation
              ("Merger Agreement") (included as Appendix A to the
              Proxy Statement/Prospectus).
     +2.2    Form of Affiliate Agreement for ATL Products, Inc.
     +2.3    Voting Agreement between Registrant and Kevin C.
              Daly dated May 18, 1998.
     +2.4    Form of Noncompetition Agreement.
      4.1    Preferred Shares Rights Agreement, dated as of July
              28, 1998, between the Registrant and Harris Trust
              and Savings Bank, as Rights Agent (incorporated by
              reference to Registrant's Registration Statement on
              Form 8-A filed with the SEC on August 4, 1988,
              relating to Registrant's Preferred Share Purchase
              Rights).
     +5.1    Opinion of Wilson Sonsini Goodrich & Rosati, P.C. as
              to the legality of the securities being registered.
     +8.1    Opinion of Wilson Sonsini Goodrich & Rosati P.C.
              regarding certain tax matters and consequences to
              stockholders.
     +8.2    Opinion of Brobeck, Phleger & Harrison LLP regarding
              certain tax matters and consequences to
              stockholders.
    +23.1    Consent of Wilson Sonsini Goodrich & Rosati, P.C.
              (included in opinion filed as Exhibit 5.1).
    +23.2    Consent of Brobeck, Phleger & Harrison LLP (included
              in opinion filed as Exhibit 8.2).
    *23.3    Consent of Ernst & Young LLP, Independent Auditors.
    *23.4    Consent of KPMG Peat Marwick LLP, Independent
              Accountants.
    *23.5    Consent of Ernst & Young LLP, Independent Auditors.
    +24.1    Power of Attorney (included on page II-3 hereof).
    +99.1    ATL Products, Inc. Form of Proxy for Special Meeting
              to be held on September 24, 1998.

--------

*  Filed herewith.

+ Previously filed with initial Registration Statement on Form S-4 on August 18, 1998.